                                                              RULE NO. 424(b)(1)
                                                      REGISTRATION NO. 333-42779

PROSPECTUS
-------------------------------------------------------------------------------
                               3,500,000 Shares
                          --------------------------
                                   WILSHIRE
                          --------------------------
                           FINANCIAL SERVICES GROUP

                                 Common Stock
-------------------------------------------------------------------------------
All of the 3,500,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Wilshire Financial Services Group Inc. ("WFSG").

The Common Stock is included for quotation in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "WFSG." On February 3, 1998, the last reported sales price for the Common Stock on the Nasdaq National Market was $21.00. See "Price Range of Common Stock." Upon completion of the Offering, certain executive officers and directors of the Company will beneficially own approximately 54.9% of the combined voting power of all outstanding shares of the Common Stock. See "Principal and Selling Shareholders."

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 11 TO 18 FOR A DISCUSSION OF THE MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

-------------------------------------------------------------------------------

 THE SECURITIES OFFERED  HEREBY ARE NOT SAVINGS ACCOUNTS  OR SAVINGS DEPOSITS
   AND ARE  NOT  INSURED OR  GUARANTEED  BY THE  FEDERAL  DEPOSIT INSURANCE
    CORPORATION ("FDIC"), ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

-------------------------------------------------------------------------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION,  THE FDIC,  THE OFFICE  OF  THRIFT SUPERVISION
     ("OTS") OR ANY  STATE SECURITIES COMMISSION,  NOR HAS THE  SECURITIES
      AND  EXCHANGE  COMMISSION,  FDIC,  OTS  OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS   A
           CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                  Underwriting
                                  Price to        Discounts and      Proceeds to
                                   Public        Commissions(1)      Company(2)
--------------------------------------------------------------------------------
Per Share....................      $20.00             $1.10            $18.90
--------------------------------------------------------------------------------
Total(3).....................    $70,000,000       $3,850,000        $66,150,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (1) The Company and certain shareholders of the Company (the "Selling Shareholders") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
 (2) Before deducting expenses payable by the Company estimated to be $2,500,000.
 (3) The Selling Shareholders have granted the several Underwriters a 30-day over-allotment option to purchase up to 525,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $80,500,000, the total Underwriting Discounts and Commissions will be $4,427,500, the total Proceeds to Company will be $66,150,000 and the total proceeds to the Selling Shareholders will be $9,922,500. See "Underwriting."

-------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of The Depository Trust Company, New York, New York, on or about February 9, 1998.

PRUDENTIAL SECURITIES INCORPORATED

                         FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                                          BLACK & COMPANY, INC.

February 3, 1998

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, loans and other financial assets held by the Company are presented at the amounts at which those loans or other financial assets are carried on the Company's balance sheet at that date. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and no outstanding stock options are exercised. Unless otherwise indicated, the information contained in this Prospectus also assumes that the Wilshire REIT (as defined) has been formed but has not acquired any assets from the Company.

THE COMPANY

  Wilshire Financial Services Group Inc. ("WFSG" and together with its subsidiaries, the "Company"), is primarily engaged in the acquisition of pools of performing, sub-performing and non-performing residential and commercial mortgage loans, as well as foreclosed real estate and mortgage-backed securities. The Company also acquires newly originated residential mortgage and manufactured housing loans through correspondents and operates a merchant bankcard processing business. At September 30, 1997, the Company had total assets of approximately $1.4 billion, including approximately $791.0 million of loans, approximately $146.5 million of foreclosed real estate and approximately $256.3 million of mortgage-backed and U.S. government securities. For the nine months ended September 30, 1997, the Company had net income of approximately $12.2 million.

  Since the late 1980s, a significant market for the purchase of pools of non-performing and sub-performing mortgage loans has developed in the United States. This market initially consisted largely of sales of pools of loans by governmental agencies such as the Federal Deposit Insurance Corporation (the "FDIC") and the Resolution Trust Corporation (the "RTC") in connection with the savings and loan crisis. Today, this market is comprised primarily of pools of loans sold by banks, savings institutions, mortgage companies and insurance companies. Management believes that private financial institutions, in order to reduce their servicing costs and more effectively employ their capital, are increasingly outsourcing the resolution of loans, particularly those that are sub-performing and non-performing, to specialized companies with the experience and infrastructure to most efficiently manage those loans.

  The Company acquires pools of loans that, at the time of acquisition, consist primarily of either (a) non- performing loans that, because of their delinquent status, are available for purchase at prices that reflect a significant discount from their unpaid principal balances ("Discounted Loans") or (b) performing and sub- performing loans that are available for purchase at prices that more closely approximate their unpaid principal balances ("Non-Discounted Loans"). At September 30, 1997, the Company held approximately $350.4 million of Discounted Loans and approximately $440.6 million of Non-Discounted Loans. The Company is willing to acquire smaller pools of loans (those with an aggregate unpaid principal balance of less than $20.0 million) for which there is currently less competitive demand. The Company believes that its willingness to purchase smaller pools of loans enhances its acquisition opportunities and allows the Company to develop long-term relationships and repeat business with financial institutions.

  From 1991 through December 31, 1997, the Company's principal shareholders have overseen the purchase and servicing by the Company and its affiliates of over 450 pools of loans for an aggregate purchase price of approximately $2.7 billion. The volume of loan pool acquisitions overseen by the Company's principal shareholders has accelerated significantly, growing from 41 pools that were acquired in 1996 for an aggregate purchase price of approximately $578.7 million to 79 pools that were acquired in the first nine months of 1997 for an aggregate purchase price of approximately $873.2 million. Comprehensive criteria and procedures have been established by the Company for evaluating the risks associated with mortgage loans and the real estate securing those loans. In reviewing a pool of loans for possible acquisition, management develops a detailed model from which it estimates the costs of servicing the loans in that pool and the amount and timing of cash flows that can be expected to be generated from the loans to establish a purchase price. In order to maximize the returns on its investment in a pool of loans, the Company generally funds from 90% to 95% of the purchase price with borrowed funds, including deposits at its savings bank subsidiaries. As a result, the Company's asset base is, and following the Offering will continue to be, highly leveraged. See "Risk Factors--Extensive Use of Financial Leverage."

  The Company, through Wilshire Credit Corporation, an affiliate of the Company (the "U.S. Servicer"), actively services each acquired loan and property to maximize cash flow, using specialized procedures and proprietary software. Discounted Loans generally are resolved within one to two years after acquisition, through foreclosure, compromise, a discounted payoff or reinstatement. Non-Discounted Loans are actively serviced to ensure timely and accurate payments over their remaining lives. At September 30, 1997, the U.S. Servicer was servicing approximately $2.6 billion of assets, including (i) approximately $1.2 billion aggregate principal amount of loans for the Company;
(ii) approximately $1.3 billion aggregate principal amount of loans for third parties (including approximately $645.2 million of loans previously securitized by the Company and its affiliates); and (iii) approximately $93.5 million aggregate principal amount of loans owned by the U.S. Servicer.

  The Company also acquires, through the U.S. Servicer, mortgage and manufactured housing loans originated by correspondents pursuant to guidelines established by the Company under its mortgage loan origination program. Mortgage products offered under this program currently are targeted to higher credit borrowers. From the commencement of its mortgage loan origination program through September 30, 1997, the Company has purchased loans totaling approximately $80.2 million in principal amount.

  The Company also conducts a merchant bankcard processing business that generates revenues from merchant discounts and processing fees for VISA(R) and MasterCard(R) credit card transactions, principally mail order, telephone order and audio-text transactions, where the lack of a customer's physical presence at the time of a transaction creates a higher risk of chargebacks. The Company focuses on these market niches because management believes they offer higher risk-adjusted returns. The Company attempts to manage its risks through the pricing of its services and managing merchant cash reserves through a software system developed by the Company. During the nine months ended September 30, 1997, net revenues from these operations totaled approximately $1.6 million.

THE WILSHIRE REIT

  In October 1997, the Company established Wilshire Real Estate Investment Trust Inc. (the "Wilshire REIT"), which intends to qualify and will elect to be taxed as a Real Estate Investment Trust ("REIT"). The Wilshire REIT has filed a registration statement with the Securities and Exchange Commission in connection with a proposed underwritten public offering of its common stock. The Company currently owns 100% of the Wilshire REIT and expects to retain a minority interest (currently expected to be approximately 9.9%, with options to acquire an additional 10%) in the Wilshire REIT following the Wilshire REIT's proposed initial public offering. There can be no assurance as to when or if the Wilshire REIT's proposed initial public offering will be completed.

  The Company formed the Wilshire REIT in connection with the Company's strategy of focusing its acquisition activities on domestic residential and domestic Non-Discounted commercial mortgage loans and expanding fee-based income. The Wilshire REIT will conduct certain business activities that management believes are more efficiently operated in a REIT tax advantaged format. The Wilshire REIT intends to concentrate on the acquisition of Discounted U.S. commercial mortgage loans and U.S. commercial properties ("U.S. Commercial Investments"), mortgage-backed securities primarily comprised of interests in residential mortgage loans ("MBS Investments") and international Discounted and Non-Discounted Loans and properties ("International Investments"). The Company intends to grant a right of first refusal to the Wilshire REIT with respect to U.S. Commercial Investments, MBS Investments and International Investments. The following table sets forth the expected primary revenue sources for the Company and the Wilshire REIT:

     THE COMPANY                          WILSHIRE REIT
     -----------                          -------------
     Loan Pool and Property Acquisi-
      tions:                              Loan Pool and Property Acquisitions:
       --U.S. Residential Performing      --U.S. Commercial Non-Performing
       --U.S. Residential Non-Performing  --International Performing
       --U.S. Commercial Performing       --International Non-Performing
     MBS Investments*                     MBS Investments
     Fee Based Income:
       --Specialty Servicing
       --Management of the Wilshire REIT

--------
*  Subject to the Wilshire REIT's right of first refusal.

  Upon the consummation of the proposed initial public offering of the Wilshire REIT, the Company or its affiliates intend to sell to the Wilshire REIT (i) U.S. Commercial Investments for approximately $42.9 million, (ii) MBS Investments for approximately $98.1 million, and (iii) International Investments in the United Kingdom for approximately $5.3 million (the "Initial Investments"). See "The Wilshire REIT-Initial Investments." The Company expects to realize a book gain as a result of the sale of the Initial Investments. The Company intends to grant the Wilshire REIT an option to purchase all or a portion of the Company's interest in two portfolios of International Investments in France for a purchase price of up to $110.0 million (including approximately $40.9 million held on the Company's balance sheet at September 30, 1997). The Wilshire REIT is currently evaluating the suitability of such investments under U.S. tax and French law.

  Wilshire Realty Services Corporation ("WRSC"), a wholly-owned subsidiary of the Company, intends to enter into a management agreement with the Wilshire REIT, pursuant to which WRSC will manage the Wilshire REIT for a management fee and an incentive fee. The Wilshire REIT intends to grant WRSC and certain of the Wilshire REIT's directors options to purchase up to 10% of the common stock of the Wilshire REIT or units of limited partnership interest in the Wilshire REIT's operating partnership. The Company intends to enter into a servicing agreement with the Wilshire REIT pursuant to which the Company will act as servicer for the Wilshire REIT and provide loan and real property management services in France and the United Kingdom. In addition, the Wilshire REIT intends to enter into a servicing agreement with the U.S. Servicer pursuant to which the U.S. Servicer will act as servicer for the Wilshire REIT and provide loan and real property management services, including billing, portfolio administration and collection services for the Wilshire REIT's U.S. assets.

CORPORATE HISTORY AND STRUCTURE OF THE COMPANY

  Until December 1996, the Company's principal shareholders, Andrew A. Wiederhorn and Lawrence A. Mendelsohn (the "Principal Shareholders") engaged in the loan acquisition and servicing business through First Bank of Beverly Hills, F.S.B. ("First Bank") and Girard Savings Bank, F.S.B. ("Girard" and together with First Bank, the "Savings Banks"), which they acquired in 1993 and 1994, respectively, and through the U.S. Servicer, which was founded in 1987. WFSG was formed to succeed to the ownership of the Savings Banks and to conduct, through subsidiaries, the loan acquisition business previously conducted by the Principal Shareholders through the U.S. Servicer. The Company completed an initial public offering of its Common Stock in December 1996. The U.S. Servicer and certain of its non-public affiliates (the "Wilshire Private Companies") were not acquired by WFSG at the time of its initial public offering but agreed to cease all further loan acquisition activities. In addition, the U.S. Servicer entered into a loan servicing agreement with the Company pursuant to which the U.S. Servicer acts as a sub-servicer for the Company and provides loan portfolio management services, including billing, portfolio administration and collection services for the Company's pools of loans. The Company pays the U.S. Servicer a servicing fee at or below prevailing market rates for each pool of loans that the U.S. Servicer is servicing for the Company. The Company has the option at any time after November 15, 1998 to acquire the U.S. Servicer's servicing operations (the "Servicing Transfer"), provided the Company or one of its subsidiaries has obtained the appropriate regulatory approvals and licenses to service loans. The Company also may request that the Servicing Transfer occur on an earlier date, provided the foregoing conditions are met, but the U.S. Servicer has no obligation to effect the Servicing Transfer prior to November 15, 1998. The Servicing Transfer will occur automatically on November 15, 1999, provided the foregoing conditions are met.

  The Wilshire Private Companies are primarily engaged in the specialty loan servicing and resolution business. At September 30, 1997, the Wilshire Private Companies had approximately 235 employees, principally engaged in servicing operations. At September 30, 1997, the Wilshire Private Companies were servicing approximately $2.6 billion of assets, including approximately $1.2 billion aggregate principal amount of loans for the Company. For the nine months ended September 30, 1997, the Wilshire Private Companies had a net loss of approximately $7.6 million. At September 30, 1997, the Wilshire Private Companies had total assets of approximately $144.3 million and had total liabilities of $213.7 million, including outstanding indebtedness of approximately $124.3 million (approximately $105.6 million, net of securities pledged to secure its outstanding indebtedness). Substantially all of the Wilshire Private Companies' indebtedness is recourse debt that is secured by pledges of its servicing rights and is personally guaranteed by the Principal Shareholders. At September 30, 1997, the Wilshire Private Companies had a negative net worth of approximately $68.4 million. Substantially all of the Wilshire Private Companies' servicing rights have not been capitalized and therefore are not reflected as assets nor included in the net worth of the Wilshire Private Companies.

  The Company is considering acquiring the Wilshire Private Companies prior to the Servicing Transfer but, at this time, no decision has been made to proceed with the acquisition. The Company believes that the acquisition of the Wilshire Private Companies would (i) integrate servicing operations and eliminate servicing fees being paid to the Wilshire Private Companies, (ii) increase fee based revenues through servicing for unaffiliated third parties and the Wilshire REIT, (iii) reduce potential regulatory concerns regarding the relationship between the Savings Banks and the Wilshire Private Companies, (iv) eliminate conflicts of interest between the Company and the Wilshire Private Companies, and (v) enable the Company to acquire assets of distressed sub-prime mortgage lenders and other specialty finance companies where the ability to perform specialty servicing is an important consideration in realizing the value of such acquisitions.

  In September 1997, the Company appointed a special committee composed of two independent directors of the Company and engaged Prudential Securities Incorporated to review the potential acquisition of the Wilshire Private Companies and to furnish any required fairness opinion. There can be no assurances as to when or if such acquisition will occur or the form such an acquisition might take. No proceeds from this Offering will be used to acquire the Wilshire Private Companies. In addition, the acquisition of the Wilshire Private Companies would be subject to a number of conditions, including shareholder approval, approval of the Company's Board of Directors and compliance with the indentures relating to the Company's 13% Notes due 2004 (the "Notes") and 13% Series A Notes due 2004 (the "Series A Notes"). The indentures, among other things, contain restrictions on the incurrence of debt and transactions with affiliates. If the Company acquires the Wilshire Private Companies, it is likely that any such acquisition will reduce the Company's net worth, given the significant negative net worth of the Wilshire Private Companies at September 30, 1997.

  After giving effect to the formation of the Wilshire REIT, the organizational structure of the Company will be as follows:


                     [ORGANIZATIONAL STRUCTURE FLOWCHART]
--------
   * Entities formed or to be formed for financings and to complete securitizations.
  ** Formed to manage the Wilshire REIT.
 *** Following the consummation of the Wilshire REIT's proposed initial public offering, WFSG expects to retain approximately 9.9% of the Wilshire REIT with options to acquire an additional 10%.
**** Girard Savings Bank, F.S.B. merged with First Bank of Beverly Hills,
     F.S.B. in December 1997. See "Recent Developments."

BUSINESS STRATEGY

  The Company believes that its success depends upon its ability to (i) properly evaluate credit risk, (ii) efficiently service pools of loans and
(iii) fund acquisitions on a cost effective basis. The Company's objective is to expand in markets where it can capitalize on its core competence in these three areas through a strategy consisting of the following key elements:

  . Growth of Acquisitions of Loan Pools. The Company plans to expand its acquisition of pools of U.S. residential Discounted and Non-Discounted Loans and U.S. commercial Non-Discounted Loans by more actively marketing its services, with a view to adding new customers and developing more repeat business. The Company intends to grant a right of first refusal to the Wilshire REIT with respect to U.S. Commercial Investments, MBS Investments and International Investments.

  . Expansion of Fee Based Income.

    . International Third Party Specialty Servicing. The Company intends to continue to expand its third party specialty servicing operations in Western Europe and to develop and acquire servicing operations in Latin America.

    . Management of the Wilshire REIT. The Company will act as the manager and operator of the Wilshire REIT for a management fee and an incentive fee.

  . Expansion of Mortgage Loan Origination Network and Products. The Company plans to further expand its mortgage loan origination program through acquisitions of loan originators, by increasing the number of authorized correspondents and developing new products targeted to those market niches in the mortgage lending market where the Company believes its core competencies give it a competitive advantage.

  . Opportunistic Acquisitions from Specialty Finance Companies. The Company intends to acquire mortgage loans, properties and mortgage-backed securities from distressed sub-prime mortgage lenders and other specialty finance companies. The Company believes that the high levels of debt coupled with the negative cash flow characteristics of many of these businesses and the Company's specialty servicing abilities may present favorable opportunities for the Company.

  . Growth of Merchant Bankcard Processing Operations. The Company plans to continue development of its merchant bankcard processing operations through increased marketing and acquisitions of merchant portfolios and other bankcard processors.

RECENT DEVELOPMENTS

  In October 1997, the Savings Banks entered into amended Cease and Desist Orders (the "Orders") with the Office of Thrift Supervision (the "OTS") which modified certain provisions of the original Cease and Desist Orders. See "Regulation--Recent Regulatory Examinations." The Savings Banks continue to remain subject to growth restrictions. In December 1997, Girard merged with First Bank. See "Regulation--Activities Limitation."

  The Company entered into a letter of intent to acquire certain assets of a mortgage loan originator located in California for a purchase price of approximately $2.8 million. There can be no assurance as to when or if such acquisition will be completed.

  In December 1997, the Company completed a securitization of approximately $131.8 million of unpaid principal balance of loans resulting in a gain of approximately $7.5 million. At the sale date the Company allocated approximately $2.3 million of original cost basis to retained servicing rights.

  In the quarter ended December 31, 1997, the Company acquired or committed to acquire 22 pools of loans and properties for an aggregate purchase price of approximately $613.2 million. In such quarter, the Company acquired or committed to acquire international assets for approximately $153.9 million, U.S. Non-Discounted Loans for approximately $342.9 million, and U.S. Discounted Loans for approximately $116.4 million. In the quarter ended December 31, 1997, the Company acquired or committed to acquire 13 mortgage-backed securities for a purchase price of approximately $43.7 million.

  In January 1998, the Company acquired approximately $26.7 million of residual securities and the related servicing rights.

                                  THE OFFERING

Common Stock Offered Hereby...........   3,500,000 shares (1)

Common Stock to be Outstanding after    11,070,000 shares (2)
 the Offering.........................

Use of Proceeds.......................  The net proceeds from the Offering are expected to be used to (i) redeem $27.5
                                        million of PIK Preferred Stock, plus
                                        accrued dividends and (ii) provide the
                                        capital (or equity) portion of the
                                        Company's investment in future
                                        leveraged acquisitions of pools of
                                        loans and other investments. Pending
                                        such uses, the Company intends to
                                        reduce short-term debt. The Selling
                                        Shareholders will not receive any of
                                        the net proceeds from the 3,500,000
                                        shares offered hereby; however, if the
                                        Underwriters' over-allotment option is
                                        exercised the Selling Shareholders will
                                        receive all of the net proceeds from
                                        the sale of the shares subject to the
                                        Underwriters' over-allotment option.

Nasdaq National Market Symbol.........  WFSG
--------
(1) Does not include up to 525,000 shares that may be offered by the Selling Shareholders, subject to the Underwriters' over-allotment option.
(2) Does not include options to purchase 1,245,562 shares of Common Stock.

                                  RISK FACTORS

  Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."

      SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

  The following tables present summary historical consolidated financial information for the Company at the dates and for the periods indicated. The historical income statement data for the years ended December 31, 1996, 1995 and 1994 and balance sheet data as of December 31, 1996 and 1995 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus (the "Audited Financial Statements"). The historical income statement data presented for the nine month periods ended September 30, 1997 and 1996 and balance sheet data presented as of September 30, 1997 have been derived from audited consolidated financial statements (the "Audited Interim Financial Statements" and, together with the Audited Financial Statements, the "Consolidated Financial Statements"). Operating results for the nine month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1997. The summary historical consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and related notes as set forth elsewhere herein. Because certain predecessors of the Company were under common control, the accompanying financial statements are presented on a combined basis as of December 31, 1994 and for the period from November 9 through December 31, 1994. Financial information as of December 31, 1996 and 1995 and for the years then ended is presented on a consolidated basis. For convenience, all the accompanying financial statements are referred to as "consolidated." See Note 1 to the Consolidated Financial Statements of the Company.

  The Company classifies loans as discounted or non-discounted on a pool basis. Each pool is designated as discounted or non-discounted based on whether that pool consists primarily of Discounted or Non-Discounted Loans at the time of acquisition. For example, a pool of Non-Discounted Loans may contain non-performing loans at the time of acquisition as long as the non-performing loans were not the primary component of the pool at that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Accounting Matters."

                            NINE MONTHS ENDED
                              SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                          ----------------------   -----------------------------
                             1997        1996        1996       1995      1994
                          -----------  ---------   ---------  ---------  -------
                                   (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Total interest income...  $    75,456  $  34,137   $  48,422  $  24,381  $ 9,569
Total interest expense..       59,036     19,592      29,277     14,481    5,457
                          -----------  ---------   ---------  ---------  -------
Net interest income.....       16,420     14,545      19,145      9,900    4,112
Provision for loan
 losses(1)..............          926     15,751      16,549      4,266    2,173
                          -----------  ---------   ---------  ---------  -------
Net interest income
 (loss) after provision
 for loan losses........       15,494     (1,206)      2,596      5,634    1,939
Other income............       46,717      6,146      17,942      2,937      986
Other expenses..........       40,988     10,674      15,446      7,932    4,703
                          -----------  ---------   ---------  ---------  -------
Income (loss) before
 income taxes...........       21,223     (5,734)      5,092        639   (1,778)
Income tax provision
 (benefit)..............        8,981     (4,652)        125         47     (526)
                          -----------  ---------   ---------  ---------  -------
Net income (loss).......  $    12,242  $  (1,082)  $   4,967  $     592  $(1,252)
                          ===========  =========   =========  =========  =======
SELECTED CASH FLOW DATA:
Cash provided by (used
 in) operations
 (excluding loans held
 for sale)..............      (95,237)    (2,687)    (19,453)     1,589   (1,614)
Proceeds and repayments,
 from loans and other
 assets.................      505,760     76,310     393,392     76,695   22,011
Purchases of loans and
 other assets...........   (1,060,582)  (246,335)   (621,934)  (190,863) (57,049)
Cash from financing
 activities.............      575,754    188,761     395,811    108,231   42,323
                          -----------  ---------   ---------  ---------  -------
 Net increase (decrease)
  in cash(2)............  $   (74,305) $  16,049   $ 147,816  $  (4,348) $ 5,671
                          ===========  =========   =========  =========  =======

                                                              DECEMBER 31,
                                       SEPTEMBER 30,   --------------------------
                                           1997          1996     1995     1994
                                       -------------   -------- -------- --------
                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............   $   77,993     $152,298 $  4,482 $  8,830
Portfolio assets:
 Discounted Loans, net...............      350,460(3)   219,630   31,354    2,094
 Non-Discounted Loans, net...........      440,559(3)   191,962  259,417  179,377
 Mortgage-backed and other securi-
  ties...............................      256,297(3)    84,964   28,672   29,887
 Foreclosed real estate, net.........      146,464(3)    78,200    4,964    1,208
                                        ----------     -------- -------- --------
  Total portfolio assets.............   $1,193,780     $574,756 $324,407 $212,566
Total assets.........................    1,369,761      753,849  340,695  230,636
Deposits.............................      407,768      501,614  303,524  196,289
Short-term debt......................      658,042(3)    97,624   13,000   21,500
Long-term debt.......................      184,245       75,000   11,000      --
Stockholders' equity(4)..............       99,769       61,022    7,039    6,793

                                       NINE MONTHS
                                          ENDED            YEAR ENDED
                                      SEPTEMBER 30,       DECEMBER 31,
                                      --------------   --------------------
                                       1997    1996    1996   1995    1994
                                      ------  ------   -----  -----  ------
                                      (ANNUALIZED)
FINANCIAL RATIOS AND OTHER DATA:
Return on average assets.............   1.42%  (0.22)%  0.95%  0.24%  (0.92)%
Return on average equity.............  23.08%  (3.09)% 13.68%  8.65% (31.08)%
Average interest yield on total
 loans...............................   9.42%   9.39 %  9.41% 10.02%   7.96 %
Net interest spread(5)(6)............   1.99%   3.15 %  3.07%  3.44%   3.08 %
Net interest margin(6)(7)............   2.06%   3.88 %  3.63%  3.87%   3.14 %
Ratio of earnings to fixed
 charges(8):
 Including interest on deposits......   1.36     --     1.17   1.04     -- (9)
 Excluding interest on deposits......   1.54     --     2.19   2.19     -- (9)
Long-term debt to total capitaliza-
 tion(10)............................   0.65     --     0.55   0.61     --
Total financial liabilities to equi-
 ty..................................  12.73   14.43   11.35  47.40   32.95
Average equity to average assets.....   6.15%   7.24 %  6.90%  2.72%   2.96 %
Non-Performing Loans to total Non-
 Discounted Loans at end of
 period(11)(12)......................  16.82%   9.11 % 23.69%  4.46%   5.95 %
Allowance for loan losses to total
 Non-Discounted Loans at end of
 period..............................  10.96%   9.20 % 13.88%  3.60%   3.72 %

                                     NINE MONTHS
                                        ENDED       YEAR ENDED DECEMBER 31,
                                    SEPTEMBER 30, -----------------------------
                                        1997        1996       1995      1994
                                    ------------- ---------  --------  --------
                                             (DOLLARS IN THOUSANDS)
OPERATING DATA:
Number of pools of loans ac-
 quired...........................           79          41        33        38
Investments and originations:
 Discounted Loans and foreclosed
  real estate.....................   $  316,931   $ 324,159  $ 29,224  $  2,538
 Non-Discounted Loans(13).........      556,231     254,517   157,671    39,023
 Mortgage originations............       50,962       2,280     8,748     4,345
 Mortgage-backed and other securi-
  ties............................      184,393      67,604     2,965    14,469
                                     ----------   ---------  --------  --------
  Total...........................   $1,108,517   $ 648,560  $198,608  $ 60,375
Recoveries and repayments.........     (136,316)    (66,160)  (61,135)  (21,824)
Loan sales and securitizations....     (344,710)   (301,411)  (16,031)      --
Net change in portfolio assets....      619,024     250,349   111,841   106,580

--------
 (1) Approximately $8.6 million of the increase in the provisions from 1995 to 1996 related to certain sub-prime auto loans and $4.8 million of the 1996 provision related to the loans inherited by the Company upon the acquisition of the Savings Banks. See "Business--Allowances for Losses."
 (2) The increase in cash in 1996 reflects the receipt of cash from the Company's sale of Common Stock and its Notes and the decrease in cash for the nine months ended September 30, 1997 reflects the subsequent investment of that cash in interest earning assets which was partially offset by the proceeds of the Company's Series A Notes and a securitization.

 (3) The Company or its affiliates intend to sell to the Wilshire REIT (i) U.S. Commercial Investments for approximately $42.9 million, (ii) MBS Investments for approximately $98.1 million, and (iii) International Investments in the United Kingdom for approximately $5.3 million. This will reduce the corresponding amount on the Company's balance sheet for such assets, decrease short-term debt and increase cash. In addition, the Company intends to grant the Wilshire REIT an option to purchase all or a portion of the Company's interest in two portfolios of International Investments in France, for a purchase price of up to $110.0 million (including approximately $40.9 million held on the Company's balance sheet at September 30, 1997). See "The Wilshire REIT." The Wilshire REIT is currently evaluating the suitability of such investments under U.S. tax and French law.
 (4) Effective January 1, 1996, $11.0 million of Common Stock was issued in exchange for subordinated debt. Prior to the Company's initial public offering, an additional $17.8 million of Common Stock was issued for cash. In December 1996, the Company completed its initial public offering, which resulted in $20.9 million of new capital. Effective July 31, 1997, the Company issued to the Wilshire Private Companies 27,500 shares of PIK Preferred Stock having an aggregate liquidation value of $27.5 million in exchange for the cancellation of certain accounts payable to the Wilshire Private Companies aggregating approximately $27.1 million and cash in the amount of approximately $400,000, resulting in an increase in stockholders' equity of $27.5 million.
 (5) Net interest spread represents average yield on interest-earning assets minus average rate paid on interest-bearing liabilities.
 (6) The reduction in net interest margin and net interest spread in the nine months ended September 30, 1997 primarily reflects the significant increase in the Company's holdings of Discounted Loans during the nine months then ended. The acquisition of a pool of Discounted Loans tends to reduce net interest margin and net interest spread, because the interest cost of the debt used to fund the acquisition is not offset by a corresponding increase in interest income. Relatively little cash flow from a pool of Discounted Loans is generally received during the first two quarters following the acquisition of a pool of Discounted Loans and the Company only recognizes interest and discount on Discounted Loans when those loans result in the receipt of cash. In addition, a significant portion of the income associated with Discounted Loans generally results from gains on sales of foreclosed real estate, which are not reflected in interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters." The reduction also reflected three quarters of interest expense on the $84.2 million of Notes and part of the most recent quarter of interest expense on approximately $100.0 million of Series A Notes, the proceeds of which were held for part of such periods in a lower-yielding liquid investment prior to their use by the Company to fund acquisitions.
 (7) Net interest margin represents net interest income divided by total average earning assets.
 (8) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle plus fixed charges by (y) fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense.
 (9) Earnings for the year ended December 31, 1994 were inadequate to cover fixed charges by $1.8 million.
(10) Total capitalization equals long-term debt plus equity.
(11) It is the Company's policy to establish an allowance for uncollectible interest on Non-Discounted Loans that are past due more than 90 days or at such earlier time when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual, at which time those loans are placed on nonaccrual status and deemed non-performing.
(12) The Company classifies loans as discounted or non-discounted on a pool basis. Each pool is designated as discounted or non-discounted based on whether that pool consists primarily of Discounted or Non-Discounted Loans at the time of acquisition. For example, a pool of Non-Discounted Loans may contain non-performing loans at the time of acquisition as long as the non-performing loans were not the primary component of the pool at that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters."
(13) Excludes purchases of newly originated mortgage and manufactured housing loans, which are shown as mortgage originations. During the quarter ended September 30, 1997, the Company completed the securitization of approximately $146.0 million of fixed and adjustable loans secured by mortgages or residential properties resulting in a gain of approximately $11.9 million, a decrease in Non-Discounted Loans and an increase in cash.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors in connection with an investment in the Common Stock offered hereby.

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act. All of the statements contained in this Prospectus, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning
(i) the Company's strategies, objectives and plans for expansion of its operations, products and services and growth of its portfolio of acquired loans, (ii) the Company's beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the operations of certain of its subsidiaries and (iii) the Company's beliefs as to the adequacy of its existing and anticipated cash and funding resources. Although the Company believes the expectations reflected in those forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, under "Risk Factors." All subsequent written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such Cautionary Statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

  EXTENSIVE USE OF FINANCIAL LEVERAGE. The Company is highly leveraged and following the Offering, will continue to be highly leveraged. At September 30, 1997, the Company's outstanding indebtedness for borrowed money aggregated approximately $842.3 million, of which approximately $658.0 million was short-term debt secured by the Company's loans and other financial assets. In addition, at that date the Savings Banks had outstanding deposits aggregating approximately $407.8 million. The Company's ability to make payments of principal or interest on or to refinance its indebtedness depends on its future operating performance and its ability to effect additional debt and/or equity financing, which is subject to economic, financial, competitive and other factors beyond its control, including restrictions on the Company's ability to obtain additional debt financing contained in the indentures relating to the Notes and the Series A Notes.

  The Company finances its acquisitions of pools of loans with secured borrowings, which generally represent 95% of the purchase price for pools of U.S. Non-Discounted Loans and 90% of the purchase price for pools of U.S. Discounted Loans. While the highly leveraged nature of the Company's pools of loans and other financial assets offers the opportunity for increased rates of return on the Company's invested capital, it involves a greater degree of risk. A relatively small decline in the value of a pool of loans can reduce or eliminate the Company's capital invested in that pool of loans. In addition, in the case of indebtedness incurred pursuant to repurchase agreements, such a decline can result in margin calls (i.e., demands by the Company's lenders for additional cash or assets as security for their loans), which can have an adverse impact on the Company's liquidity and capital resources. This high degree of leverage also makes the Company more vulnerable to a downturn in real estate values or the economy generally. Although management generally expects to repay any indebtedness incurred in connection with an acquisition from the proceeds of the acquired pool of loans, a downturn in the economy or real estate market could reduce those proceeds. An increase in market interest rates or a decline in the value of the collateral securing the acquired pool of loans could adversely effect the ability of the Company to repay its borrowings and could have a material adverse effect on the Company's results of operations and financial condition.

  NEED FOR ADDITIONAL FINANCING. The Company's expansion strategy will result in the need for additional debt and/or equity financing in the future, and there can be no assurance that the Company will be able to obtain such financing on acceptable terms. In addition, the indentures relating to the Company's Notes and Series A Notes restrict the Company's ability to obtain additional debt financing. The Company's high degree of leverage may make it more difficult for the Company to obtain additional financing for future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes and may cause the Company to dedicate a substantial portion of its cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities. To the extent the Company is unable to extend or replace existing facilities, securitize its loans or increase deposits at the Savings Banks, the Company may have to curtail its acquisition of pools of loans and newly-originated mortgage and manufactured housing loans, which could have a material adverse effect on its financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  The Company is dependent upon third-party financing. The Company's financing sources include warehouse and repurchase facilities with investment banking firms, secured term loans, brokered and wholesale deposits at the Savings Banks, funds from securitizations, proceeds from sales of debt and equity securities and internally generated funds. At September 30, 1997, the Company had warehouse and repurchase financing facilities totaling approximately $1.1 billion, of which approximately $455.8 million was available. Approximately 60% in principal amount of the Company's warehouse and repurchase financing facilities are committed for specified periods of time, generally six months to three years, and the balance may be withdrawn at any time.

  From time to time, the Company securitizes pools of loans and uses the proceeds to repay borrowings on its warehouse and repurchase facilities, thereby increasing its ability to purchase additional pools of loans. Any substantial reduction in the size or availability of the securitization market or other accounting, tax or regulatory changes adversely affecting the securitization of loans could make the Company more dependent upon its other funding sources, if available, and adversely affect the Company's ability to acquire pools of loans.

  In the past, the Company has relied on the ability of the Savings Banks to use brokered and wholesale deposits as a significant source of funds. The Savings Banks' funding strategy had been to offer deposit rates above those customarily offered by other banks and savings institutions. Because the Savings Banks compete for deposits primarily on the basis of rates, the Savings Banks could experience difficulties in attracting deposits to fund their operations if they could not continue to offer deposit rates at levels above those of other banks and savings institutions. In addition, such funding sources, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and are more likely to be compared by an investor to competing investments. Pursuant to the Orders issued by the OTS, the Savings Banks are currently prohibited from increasing total assets above specified levels and are required to implement certain procedural and administrative changes that may increase the expenses they incur in acquiring additional financial assets. See "--Regulation of the Savings Banks."

  RISKS RELATED TO ACQUIRED POOLS OF LOANS. The Company purchases distressed mortgage loans, as well as mortgage loans that have had a history of delinquencies. These distressed mortgage loans may presently be in default or may have a greater than normal risk of future defaults and delinquencies compared to a pool of newly originated, high quality loans of comparable type, size and geographic concentration. In determining the purchase price for pools of loans, management makes certain assumptions regarding, among other things, the real estate market and the Company's ability to successfully resolve loans and to dispose of any foreclosed real estate. To the extent that the Company's underlying assumptions prove to be inaccurate or the basis for those assumptions change (for example, an unanticipated decline in the real estate market), the price paid by the Company for a pool of loans may prove to have been excessive, resulting in a lower yield or a loss to the Company. Therefore, the success of the Company is highly dependent on its pricing of pools of loans as well as general economic conditions in the geographic areas in which the foreclosed real estate or properties underlying the loans are located. At September 30, 1997, approximately 58.8% of the Company's Discounted Loan portfolio was concentrated in New York, New Jersey and Connecticut and approximately 64.9% of the Company's foreclosed real estate was located in such states. In addition, approximately 37.9% of the Company's Non-Discounted Loan portfolio and approximately 10.4% of the Company's foreclosed real estate was located in California at September 30, 1997. Adverse changes in national economic conditions or in the economic conditions in regions in which the Company acquires pools of loans could impair its ability to successfully resolve loans and have an adverse effect on the value of those pools of loans. In addition, because non-performing loans do not make regular cash payments, the return to the Company is significantly influenced by the time it takes to resolve the loan, which varies based on, among other things, state consumer protection and foreclosure laws, both of which are subject to change. If, and to the extent the Company expands its operations to include the acquisition of pools of loans of a type or from a geographic market with respect to which management does not have substantial prior experience, such operations may involve a higher risk of loss.

  The Company has acquired and may continue to acquire, subject to the Wilshire REIT's right of first refusal, mortgage-backed securities, including "first loss" unrated and other subordinated classes. A first loss security is the most subordinated class of a multi-class issuance of pass-through or debt securities and is the first to bear the loss upon a default on the underlying collateral. Such classes are subject to special risks, including a substantially greater risk of loss of principal and non-payment of interest than more senior, rated classes. While the market values of most subordinated classes tend to react less to fluctuations in interest rate levels than more senior, rated classes, the market values of subordinated classes tend to be more sensitive to changes in economic conditions than more senior classes. As a result of these and other factors, mortgage-backed securities generally are not actively traded and may not provide holders thereof with liquidity.

  The yield to maturity on the type of mortgage-backed securities that the Company has acquired and may continue to acquire, are extremely sensitive to the default and loss experience of the underlying mortgage loans and the timing of any defaults or losses. In addition, because these mortgage-backed securities generally have less credit support than senior classes, to the extent there are realized losses on the mortgage loans comprising the mortgage collateral for such classes, the Company may not recover the full amount or, indeed, any of its initial investment in such mortgage-backed securities.

  SUBSTANTIAL VARIATIONS IN QUARTERLY RESULTS. The Company's operating results and cash flow fluctuate from quarter to quarter as a result of the volume of the Company's acquisitions of pools of loans and newly originated mortgage and manufactured housing loans, the prices paid by the Company for pools of loans, the volume of loans resolved, the differences between the Company's cost of funds and the average interest rates of the acquired loans, the timing and size of provisions for loan losses, variations in the effectiveness of the Company's hedging strategies, the interest rate for senior classes of mortgage-backed securities issued in securitizations, and the timing and size of securitizations or other loan dispositions. The Company's operating results also could fluctuate significantly based on the timing of the receipt of cash flow from the resolution of Discounted Loans. Relatively little cash flow from a pool of Discounted Loans is generally received during the first two quarters following the acquisition of that pool and the Company only recognizes interest and discount on Discounted Loans as income when those loans result in the receipt of cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters." In addition, fluctuations in quarterly results and cash flows could have a negative effect on the Company's ability to service its indebtedness.

  ABILITY TO MANAGE GROWTH. The Company has undergone rapid and significant growth and is continuing to pursue a policy of rapid growth, including growth in foreign countries. The Company's rapid growth has imposed a significant strain on its management resources and there can be no assurance that the Company will be able to attract and retain the necessary personnel to manage its operations effectively, in which event its business, operating results and financial condition could be materially and adversely affected.

  INVESTMENT LIMITATIONS AS A RESULT OF THE FORMATION OF THE WILSHIRE
REIT. The Company will grant a right of first refusal to the Wilshire REIT with respect to U.S. Commercial Investments, MBS Investments and International Investments. As a consequence, the opportunity for the Company to invest in such assets would be limited to the extent the Wilshire REIT takes advantage of such investment opportunities. In deciding whether to invest in any assets, the Wilshire REIT may consider, among other factors, whether the assets are well-suited for the Wilshire REIT and whether the Wilshire REIT is financially or strategically able to take advantage of the investment opportunity. The Company or its affiliates intend to sell the following assets to the Wilshire
REIT: (i) U.S. Commercial Investments for approximately $42.9 million; (ii) MBS Investments for approximately

$98.1 million; and (iii) International Investments in the United Kingdom for approximately $5.3 million. The Company expects to realize a book gain as a result of this sale.

  COMPETITION. The Company faces competition in purchasing pools of loans from several other companies that specialize in this business, some of which have greater resources than the Company. For large pools of loans (over $20.0 million), the Company's competitors also include several investment banks and investor consortiums. The current level of return realized by the Company and its competitors in purchasing pools of loans and foreclosed real estate could attract additional competitors to these markets. Heightened competition would likely result in higher prices for pools of loans and correspondingly lower yields on the Company's investment in those pools.

  RISKS RELATED TO INTERNATIONAL SERVICING OPERATIONS. The Company recently established servicing operations in the United Kingdom and France. The Company's loan servicing operations in Western Europe utilize the U.S. Servicer's servicing system, which has been adapted for servicing loans in Western Europe. It is not anticipated that these servicing operations will be profitable in 1998.

  The Company's international servicing operations are subject to most of the same risks associated with its U.S. operations as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risks of political and economic instability, difficulties in managing international operations, potentially adverse tax consequences, enhanced accounting and control expenses and the burden of complying with a wide variety of foreign laws. In addition, the Company's management has only limited experience in servicing loans in foreign countries. Accordingly, there can be no assurance that one or more of these factors will not have a materially adverse effect on the Company's operations.

  DEPENDENCE ON THE U.S. SERVICER. The Company currently relies on the U.S. Servicer to service its pools of loans and is expected to continue to rely on the U.S. Servicer until the Servicing Transfer. In addition, the Company's mortgage loan origination program is conducted through the U.S. Servicer to comply with certain licensing requirements, and the U.S. Servicer provides certain administrative services to the Company. The U.S. Servicer is significantly leveraged and its servicing rights are pledged to secure those borrowings. Until such time as the Company commences servicing for its own account, the loss of the services of the U.S. Servicer for any reason could have a material adverse impact on the Company. At September 30, 1997, the Company had only become licensed to service loans in one state. In its review of the U.S. Servicer's servicing of loans for the Savings Banks, the OTS has expressed criticism of certain aspects of the U.S. Servicer's loan servicing operations.

  DEPENDENCE ON AND CONTROL BY PRINCIPAL SHAREHOLDERS. The Company's growth and development to date have been highly dependent upon the services of its Principal Shareholders: Andrew A. Wiederhorn, the Company's Chief Executive Officer and Lawrence A. Mendelsohn, the Company's President. The loss of the services of either Mr. Wiederhorn or Mr. Mendelsohn for any reason could have a material adverse effect on the Company. The Company is party to employment agreements with each of Messrs. Wiederhorn and Mendelsohn. See "Management-- Employment Agreements." The Company also maintains "key man" life insurance on the lives of Messrs. Wiederhorn and Mendelsohn.

  Following the Offering, the Principal Shareholders will continue to beneficially own in the aggregate approximately 49.1% of the combined voting power of all outstanding shares of Common Stock (55.9% if the Principal Shareholders exercise all of their outstanding stock options). As a result, acting together, they may be able to effectively control the election of the entire Board of Directors of the Company and all matters requiring approval by stockholders. This voting control may have the effect of discouraging offers by third parties to acquire the Company because the consummation of any such acquisition would require the consent of the Principal Shareholders.

  REGULATION OF THE SAVINGS BANKS. Following examinations of the Savings Banks and Wilshire Acquisitions Corporation, the holding company for the Savings Banks ("WAC"), by the OTS in each of 1994, 1995, 1996 and 1997, the OTS issued Reports of Examination that were critical of the Savings Banks and WAC in a number of significant respects. These regulatory concerns initially resulted in the OTS requiring First Bank to enter into a Supervisory Agreement on June 8, 1995. The Supervisory Agreement required First Bank to take actions to achieve compliance with certain laws and regulations and safe and sound practices and to (a) develop plans and procedures concerning (i) reduction of non-performing assets, (ii) internal asset review, (iii) asset monitoring,
(iv) appraisals, (v) loan underwriting and (vi) loan purchases; (b) enhance record keeping; (c) develop requirements to ensure that the servicing of loans by the Wilshire Private Companies is satisfactory; and (d) maintain its separate corporate existence. In addition, the Supervisory Agreement required First Bank to maintain certain minimum capital ratios and prohibited First Bank from increasing total assets beyond specified levels and acquiring non-performing assets without the prior written consent of the OTS.

  In July 1996, the OTS advised First Bank that it had not fully complied with the terms of the Supervisory Agreement and that both Savings Banks had failed in a number of respects to address regulatory concerns raised in the 1994 and 1995 examination reports. The OTS also expressed continuing concerns regarding the adequacy of management of First Bank and the quality of the assets acquired by the Savings Banks. As a result of these issues, the OTS replaced the Supervisory Agreement with a Cease and Desist Order, effective October 31, 1996. Given the similar nature of Girard's business activities, the OTS issued a Cease and Desist Order to Girard similar to the Cease and Desist Order issued to First Bank. The issuance of a cease and desist order is generally evidence of an increased level of regulatory concern regarding the subject institution. In October 1997, the Savings Banks entered into amended Orders with the OTS which modified certain provisions of the original Cease and Desist Orders, effective October 28, 1997.

  The Orders prohibit First Bank and Girard from increasing their total assets, as measured at the end of each calendar quarter, in excess of $145 million and $408 million, respectively, plus total net interest credited on deposit liabilities. The Company does not expect to be able to grow the Savings Banks until and unless the Orders are lifted or modified. The Orders also prohibit the Savings Banks from purchasing (i) any loans or real estate, without the approval of the OTS, until certain acquisition and servicing deficiencies identified by the OTS have been corrected, and (ii) any non-performing assets or foreclosed real estate until such time as the Savings Banks are rated a composite "3" rating according to the Uniform Financial Institutions Rating System with continued compliance with required capital ratios.

  The Orders require the Savings Banks to (i) maintain an effective Internal Asset Review ("IAR") system that provides for adequate internal controls to ensure that management timely reviews and classifies assets pursuant to their IAR policies; (ii) fully comply with all policies and procedures submitted to the OTS pursuant to the previous Cease and Desist Orders; (iii) operate pursuant to and comply with their business plans; (iv) submit to the OTS, by no later than November 30, 1997, a written plan to develop or obtain the internal expertise and resources necessary to measure, monitor and model net interest income and net portfolio value (the "IRR Plan") (v) review and analyze, by November 30, 1997, the terms of all existing loan servicing or other agreements with affiliates, to confirm that such agreements comply with the Orders and that there are formal written agreements with respect to all transactions with affiliates; and (vi) compare the results of profitability models with the performance of purchased assets. The Orders also require the Savings Banks to submit to the OTS, by November 30, 1997 and after each calendar quarter, reports (i) detailing their progress in implementing their Allowance for Loan and Lease Losses policies and the results of their reserve analysis for the preceding calendar quarter; (ii) detailing any violations of the policies and procedures submitted to the OTS that occurred during the preceding quarter, together with an explanation as to what caused or contributed to the act or practice constituting such violation, and what, if any, corrective action has been undertaken; (iii) detailing any variances from the business plans that occurred during the preceding quarter, showing actual and planned results, and explaining any variances greater than 5 percent; and
(iv) detailing the progress in implementing the IRR Plan during the preceding quarter. Management believes that the Savings Banks have complied with those provisions of the Orders that required the Savings Banks to complete certain actions by November 30, 1997, with the exception of timely documentation of a reduced loan service arrangement with an affiliate.

  The Orders also require the Savings Banks to elect at least two additional new outside directors with specific financial institution industry experience. Such outside directors cannot have any association with affiliates of the Savings Banks, the Company or institution-affiliated parties, except that such directors can simultaneously serve as a director of each of the Savings Banks. As of October 31, 1997, the Savings Banks had elected two new directors.

  To address regulatory concerns, First Bank submitted to the OTS a bankcard plan (the "Bankcard Plan") which (i) established a method by which First Bank will estimate the appropriate level of reserves for its bankcard operations;
(ii) established internal controls; (iii) created an overdraft policy that requires timely recognition of overdraft losses and identifies employees with authority to approve overdrafts; and (iv) ensures that First Bank will comply with all applicable statutes and regulations. After each calendar quarter, First Bank is required to report to the OTS, in writing, any variances to the Bankcard Plan.

  The Orders are enforceable by the OTS as written agreements under the Federal Deposit Insurance Act. Therefore, failure to comply with the requirements of the Orders could subject the Savings Banks and their directors and officers to further enforcement actions.

  RISK OF INCREASED CAPITAL REQUIREMENTS. Federally insured savings associations are required to maintain minimum levels of regulatory capital. These standards generally are as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of those standards on individual associations on a case-by-case basis. In making such determination, the OTS can take into account a number of factors, including the bank's loan portfolio quality, recent operating losses or anticipated losses, the condition of its holding company and whether the bank is receiving special supervisory attention, among other matters. In connection with the 1997 examination, the OTS indicated that the capital level of Girard was less than satisfactory and the capital level of First Bank was not adequate in view of their risk profiles, despite the fact that the Savings Banks had capital levels that would otherwise have qualified them as "well capitalized" under OTS regulatory capital requirements. As a result, the Orders require First Bank and Girard to maintain core capital and risk-based capital equal to the dollar amount of capital at March 31, 1997 levels, as measured at the end of each calendar quarter. At September 30, 1997, the capital levels exceed the capital levels required by the Orders.

  The Orders provide that in the event capital falls below the levels required by the Orders as a result of any determination by the OTS or otherwise that adversely affects the Savings Banks' financial condition the Savings Banks would have to raise additional capital. If the OTS were to impose higher capital requirements on the Savings Banks or additional capital were required as a result of an adverse determination by the OTS or otherwise, the Company might inject additional capital into the Savings Banks, whether or not such usage of capital is optimal for the Company. Such additional capital contributions may have the effect of reducing or eliminating the Company's overall net income or requiring the Company to obtain additional debt or equity capital. In the event that the Company was unable or refused to inject capital into the Savings Banks as required by the OTS in the Orders or to meet higher individual capital requirements imposed by the OTS, significant adverse consequences could result.

  RISKS RELATED TO SECURITIZATION. Under certain circumstances, the Company may be required to advance funds to securitization trusts, indemnify the trustee and the underwriters of a securitization and repurchase certain loans that were securitized. In connection with a securitization, the Company may be required to agree that, in the event of a breach of any representation or warranty made by it that materially and adversely affects the value of an underlying mortgage loan, the Company will repurchase that loan at a price equal to the then outstanding principal balance of the loan and any accrued and unpaid interest thereon.

  INTEREST RATE SENSITIVITY. A significant portion of the Company's earnings are derived from its net interest income. Changes in the level of interest rates generally will affect the Company's net interest income by affecting the spread between the Company's interest-earning assets and interest-bearing liabilities and the cost of carry of non-performing loans and foreclosed real estate. The Company could be subject to a significant decline in earnings in an increasing interest rate environment due to the cost to carry noninterest-bearing assets with interest-bearing liabilities. The Company actively monitors its assets and liabilities and employs a hedging strategy that seeks to limit the effects of changes in interest rates on its operations. An effective hedging strategy is complex, and no hedging strategy can completely insulate the Company from interest rate risks. The nature and timing of, and the creditworthiness of the counter parties to hedging transactions may impact the effectiveness of the Company's hedging strategies. Poorly designed strategies or improperly executed transactions may increase rather than mitigate the interest risk. If there is a rise in short-term interest rates, the Company's borrowing costs likely would rise faster than the yield on the Company's assets, which would include both fixed and adjustable rate assets. At the conclusion of its 1997 examination of the Savings Banks, the OTS indicated that the Company's documentation of its hedging activities at the Savings Banks was insufficient for regulatory purposes.

  IMMEDIATE DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $7.83 in pro forma net tangible book value per share of Common Stock from the public offering price. The public offering price is substantially greater than the effective price at which the Company's shareholders purchased their shares from the Company and the effective exercise price of the Company's outstanding stock options. See "Dilution."

  ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS. Certain provisions of Delaware law and the Company's Certificates of Incorporation (the "Charter") and By-laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. Certain provisions of the Company's Charter and By-laws require the Company to have a Board of Directors comprised of three classes of directors with staggered terms of office, provide for the issuance of "blank check" preferred stock by the Board of Directors of the Company without stockholder approval, and impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" (defined generally as a person owning more than 15% of a Company's outstanding voting stock) for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could also have the effect of delaying or preventing a change of control of the Company.

  LIMITATION ON CHANGE IN CONTROL. If a person or group other than the Principal Shareholders is or becomes the beneficial owner of more than 40% of the total voting power of the Company (a "Change in Control Event") the indentures for the Company's Notes and Series A Notes require the Company to make an offer to purchase the Notes and Series A Notes at 101% of the principal amount thereof, plus accrued interest, if any, to the date of the repurchase. The exercise by the holders of the Notes or Series A Notes of their right to require the Company to purchase the Notes or Series A Notes, as the case may be, upon the occurrence of a Change in Control Event may have an adverse effect on the Company. There can be no assurance that the Company would have sufficient funds available to repurchase any of the Notes or Series A Notes that may be tendered upon the occurrence of a Change in Control Event.

  SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have 11,070,000 shares of Common Stock outstanding, 5,612,095 shares (6,137,095 shares if the Underwriters' over-allotment option is exercised in full) of which will be freely tradeable without restriction or requirement of future registration under the Securities Act. All of the remaining 5,457,905 shares of Common Stock are either "restricted securities" as defined by Rule 144 ("Rule 144") promulgated under the Securities Act or are held by persons who may be deemed "affiliates" of the Company. Accordingly, such shares of Common Stock may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144. Under Rule 144, if at least two years have elapsed since the acquisition of restricted shares from the Company or an affiliate of the Company (whichever is later), a holder of such restricted shares that has not been an affiliate of the Company for the three months preceding the sale will in general be entitled to sell such shares in the public market, without restriction under the Securities Act. The shares of Common Stock held by affiliates of the Company as well as any restricted shares as to which the two-year period has not yet elapsed, will be eligible for sale under Rule 144 if the minimum one-year holding period thereunder for such shares has elapsed, subject to volume and other restrictions.

  The Principal Shareholders who will beneficially own, upon completion of the Offering, in the aggregate 6,530,461 shares of Common Stock (assuming the Underwriter's over-allotment is not exercised), have agreed that they will not for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the over-allotment option. The Company also has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the exercise of outstanding options or the Company from granting additional options under the Company's stock option plan. Prudential Securities Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  Upon the expiration of or release from such lock-up agreements, 5,435,461 shares (plus up to an additional 1,095,000 shares of Common Stock subject to outstanding vested stock options) may be sold pursuant to an effective registration statement under the Securities Act and Rule 144, subject to the timing, volume and manner of sale restrictions of Rule 144.

  Sales of such shares in the future could adversely affect the prevailing market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities.

                                  THE COMPANY

  The Company is primarily engaged in the acquisition of pools of performing, sub-performing and non-performing residential and commercial mortgage loans, as well as foreclosed real estate and mortgage-backed securities. The Company also acquires newly originated residential mortgage and manufactured housing loans through correspondents and operates a merchant bankcard processing business. At September 30, 1997, the Company had total assets of approximately $1.4 billion, including approximately $791.0 million of loans, approximately $146.5 million of foreclosed real estate and approximately $256.3 million of mortgage-backed and U.S. government securities. For the nine months ended September 30, 1997, the Company had net income of approximately $12.2 million.

  The Company's executive offices are located at 1776 SW Madison St., Portland, Oregon 97205, and the telephone number of its executive offices is
(503) 223-5600 and its facsimile number is (503) 223-8799.

                               THE WILSHIRE REIT

GENERAL

  In October 1997, the Company established the Wilshire REIT which intends to qualify and will elect to be taxed as a REIT. The Wilshire REIT has filed a registration statement with the Securities and Exchange Commission in connection with a proposed underwritten public offering of its common stock. The Company currently owns 100% of the Wilshire REIT and expects to retain a minority interest (currently expected to be approximately 9.9%, with options to acquire an additional 10%) in the Wilshire REIT following the Wilshire REIT's proposed initial public offering. There can be no assurance as to when or if the Wilshire REIT's proposed initial public offering will be completed.

  The Company formed the Wilshire REIT in connection with the Company's strategy of focusing its acquisition activities on domestic residential and domestic Non-Discounted commercial mortgage loans and expanding fee based income. The Wilshire REIT will conduct certain business activities that management believes are more efficiently operated in a REIT tax advantaged format. The Wilshire REIT intends to invest primarily in the following:

  U.S. COMMERCIAL INVESTMENTS:

  . Discounted commercial and multi-family mortgage loans secured by commercial and multi-family real properties located in the United States; and

  . Commercial and multi-family real properties located in the United States, including foreclosed real estate.

  INTERNATIONAL INVESTMENTS:

  . Discounted and Non-Discounted commercial, multi-family and residential mortgage loans secured by real properties located outside the United States;

  . Commercial and residential real properties located outside the United States, including foreclosed real estate located outside the United States.

  MORTGAGE-BACKED SECURITIES:

  . Primarily residential, non-investment grade subordinated interests, and to a lesser extent, investment-grade, subordinated interests in mortgage-backed securities.

  Although the Wilshire REIT expects to invest primarily in the foregoing assets, the Wilshire REIT may also acquire or originate other mortgage loans or real properties such as residential Discounted or Non-Discounted Loans and commercial Non-Discounted Loans in the United States (collectively, "Other Real Estate Related Assets"). The Wilshire REIT is expected to take an opportunistic approach to its investments and, accordingly, the Wilshire REIT may invest in Other Real Estate Related Assets at any time.

  The Company intends to grant a right of first refusal to the Wilshire REIT with respect to U.S. Commercial Investments, MBS Investments and International Investments. As a consequence, the opportunity for the Company to invest in such assets would be limited to the extent the Wilshire REIT takes advantage of such investment opportunities.

MANAGEMENT AGREEMENT

  WRSC intends to enter into a management agreement with the Wilshire REIT (the "Management Agreement") pursuant to which WRSC, subject to the supervision of the Wilshire REIT's board of directors, will formulate operating strategies for the Wilshire REIT, arrange for the acquisition of assets by the Wilshire REIT, arrange for various types of financing for the Wilshire REIT, including repurchase agreements, secured term loans, warehouse lines of credit, mortgage loans and the issuance of mortgage-backed securities, monitor the performance of the Wilshire REIT's assets and provide certain administrative and managerial services in connection with the operation of the Wilshire REIT. For performing these services, WRSC will receive the following compensation, fees and other benefits (including reimbursement reasonable of out-of-pocket expenses):

 FEE                                         AMOUNT
 ---                                         ------
 Base Management Fee........................ Equal to 1% per annum of the first $1.0 billion of average invested assets, 0.75% of
                                             the next $500.0 million of average invested
                                             assets and 0.50% of average invested assets
                                             above $1.5 billion.
 Incentive Fee.............................. Twenty-five percent of the amount by which the Wilshire REIT's funds from operations
                                             plus certain gains (minus certain losses)
                                             exceed the ten year U.S. Treasury rate plus
                                             5% per annum.
 Expense Reimbursement Fee.................. Reimbursement of due diligence costs and out-
                                             of-pocket expenses.

  In addition, because WRSC's employees will perform certain due diligence tasks that purchasers of real estate (including managers of REITs) typically hire outside consultants to perform, WRSC will be reimbursed for (or charge the Wilshire REIT directly for) its out-of-pocket costs for performing due diligence on assets purchased by the Wilshire REIT or considered for purchase by the Wilshire REIT. The Wilshire REIT does not expect to maintain an office or employ full-time personnel. Instead, it expects to rely on the facilities and resources of WRSC to conduct its operations, and it will be required to pay WRSC's out-of-pocket expenses.

  The Wilshire REIT intends to grant WRSC and certain of the Wilshire REIT's directors options to purchase 2,000,000 shares of common stock of the Wilshire REIT (2,300,000 shares if the underwriters for the Wilshire REIT's proposed initial public offering exercise their over-allotment option in full) at a price per share equal to the initial offering price of the Wilshire REIT's common stock. One quarter of WRSC's options will become exercisable on each of the first four anniversaries of the closing of the Wilshire REIT's proposed initial public offering.

SERVICING AGREEMENT

  The Wilshire REIT intends to enter into a loan servicing agreement with the U.S. Servicer pursuant to which the U.S. Servicer will act as servicer for the Wilshire REIT and provide loan and real property management services, including billing, portfolio administration and collection services for the Wilshire REIT's U.S. Commercial Investments, MBS Investments and Other Real Estate Related Assets in the United States. The Wilshire REIT also intends to enter into a servicing agreement with the Company's two European subsidiaries (the "European Servicers") pursuant to which the European Servicers will act as servicers for the Wilshire REIT and provide loan and real property management services in France and the United Kingdom. The Wilshire REIT will pay the U.S. Servicer and the European Servicers a servicing fee at market rates for each pool of loans or real estate assets that they service for the Wilshire REIT and to reimburse them for certain out-of-pocket costs associated with servicing such assets.

INITIAL INVESTMENTS

  The Company or its affiliates intend to sell to the Wilshire REIT, upon the consummation of the proposed initial public offering of the Wilshire REIT, (i) U.S. Commercial Investments for approximately $42.9 million, (ii) MBS Investments for approximately $98.1 million, and (iii) International Investments in the United Kingdom for approximately $5.3 million. The Company intends to grant the Wilshire REIT an option to purchase all or a portion of the Company's interest in two portfolios of International Investments in France for a purchase price of up to $110.0 million (including approximately $40.9 million held on the Company's balance sheet at September 30, 1997). The Wilshire REIT is currently evaluating the suitability of such investments under U.S. tax and French law.

  The Wilshire REIT also intends to acquire certain commercial real estate from Wilshire Properties 1, Incorporated ("Wilshire Properties 1") and Wilshire Properties--2 Incorporated ("Wilshire Properties 2") all of the outstanding shares of which are owned by Messrs. Wiederhorn and Mendelsohn. The operating partnership of the Wilshire REIT will issue 378,634 units in the Wilshire REIT's operating partnership ("Units") (which will comprise approximately 1.8% of the outstanding Units, or 1.6% if the underwriter's for the Wilshire REIT's proposed initial public offering exercise their over-allotment option in full) to Wilshire Properties 1 and Wilshire Properties 2 in consideration of the acquisition of the commercial properties. The commercial properties include the buildings where the Company leases office space. Upon the consummation of the Wilshire REIT's proposed initial public offering the Company will pay rent to the Wilshire REIT.

  The purchase price for the Initial Investments was derived by considering a number of factors, including the amount and timing of potential net cash flows on the Initial Investments, the range of possible returns on such assets and the risks associated with such assets, including the risk that the ultimate return will be significantly affected by losses, if any, realized on the underlying mortgage loans and other factors such as prepayment experience on the underlying mortgage loans. The number of Units to be issued in connection with the acquisition of the commercial properties from Wilshire Properties 1 and Wilshire Properties 2 was based on recent appraisals of these properties and the proposed public offering price of shares of common stock of the Wilshire REIT.

  The Initial Investments will consist of the following:

                                                AGGREGATE PRINCIPAL
                                                    BALANCE OR        PURCHASE
CLASSIFICATION                           NUMBER   APPRAISED VALUE      PRICE
--------------                           ------ ------------------- ------------
U.S. Commercial Investments:
  Discounted U.S. Commercial Loans......  201      $ 53,335,473     $ 29,910,533
  U.S. Commercial Properties(1).........   12        12,988,000       12,988,000
MBS Investments(2)......................   28       523,727,647(2)    98,072,753
International Investments...............   19         6,246,723        5,323,488
                                                                    ------------
    Total...............................                            $146,294,774
                                                                    ============

--------
(1) Includes 4 properties with an appraised value of approximately $11.3 million which the Wilshire REIT intends to acquire from Wilshire Properties 1 and Wilshire Properties 2.
(2) Includes IO classes of mortgage-backed securities that are entitled to no (or minimal) distributions of principal.

                              RECENT DEVELOPMENTS

  In October 1997, the Savings Banks entered into amended Orders with the OTS which modified certain provisions of the Original Cease and Desist Orders. See "Regulation--Recent Regulatory Examinations." The Savings Banks continue to remain subject to growth restrictions. In December 1997, Girard merged with First Bank. See "Recent Developments--Activities Limitation."

  The Company entered into a letter of intent to acquire certain assets of a mortgage loan originator located in California for a purchase price of approximately $2.8 million. There can be no assurance as to when or if such acquisition will be completed.

  In December 1997, the Company completed a securitization of approximately $131.8 million of unpaid principal balance of loans resulting in a gain of approximately $7.5 million. At the sale date, the Company allocated approximately $2.3 million of original cost basis to retained servicing rights.

  In the quarter ended December 31, 1997, the Company acquired or committed to acquire 22 pools of loans and properties for an aggregate purchase price of approximately $613.2 million. In such quarter, the Company acquired or committed to acquire international assets for approximately $153.9 million, U.S. Non-Discounted Loans for approximately $342.9 million, and U.S. Discounted Loans for approximately $116.4 million. In the quarter ended December 31, 1997, the Company acquired or committed to acquire 13 mortgage-backed securities for a purchase price of approximately $43.7 million.

  In January 1998, the Company acquired approximately $26.7 million of residual securities and the related servicing rights.

                                USE OF PROCEEDS

  Net proceeds to the Company from the Offering currently are estimated to be $66.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The net proceeds of the Offering are expected to be used to (i) redeem $27.5 million of PIK Preferred Stock, plus accrued dividends and (ii) provide the capital (or equity) portion of the Company's investment in future leveraged acquisitions of pools of loans and other investments. Pending such uses, the Company intends to reduce short-term debt. The Selling Shareholders will not receive any of the net proceeds from the 3,500,000 shares offered hereby. However, if the Underwriters' over-allotment option is exercised, the Selling Shareholders will receive all of the net proceeds from the sale of the shares subject to the Underwriters' over-allotment option.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company is included for quotation in the Nasdaq National Market under the symbol "WFSG." The following table sets forth, for the periods indicated, the high and low sales price per share of the Common Stock on the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                ------- -------
1996:
 Fourth Quarter (commencing December 24, 1996)................. $16 1/4 $12 3/4
1997:
 First Quarter.................................................  $18    $14 1/4
 Second Quarter................................................ $16 1/4 $13 1/2
 Third Quarter................................................. $26 1/4 $15 1/2
 Fourth Quarter................................................ $33 1/2 $21 1/8
1998:
 First Quarter (through February 3, 1998)...................... $27 1/4 $20 5/8

  On February 3, 1998, the last reported sales price for the Common Stock on the Nasdaq National Market was $21.00 per share. The Company believes that there are approximately 786 shareholders of the Common Stock.

                                DIVIDEND POLICY

  The Company currently intends to retain its earnings to support its future growth strategy and does not anticipate declaring and paying any dividends on the Common Stock in the foreseeable future. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. There are various regulatory restrictions on the ability of the Savings Banks to pay dividends or make other distributions to the Company. See "Regulation--The Savings Banks-- Restrictions on Capital Distributions" and "--Affiliate Transactions." In addition, the Company is subject to certain restrictions on distributions to stockholders under the indentures relating to its Notes and its Series A Notes. Pursuant to such indentures the Company may not make any Restricted Payments (which term includes cash dividends on the Common Stock) upon the occurrence of a Default or Event of Default or the failure of the Company to comply with certain other covenants. Any determination to declare and pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions, and other factors deemed relevant at that time by the Company's Board of Directors.

                                   DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the pro forma book value of the Common Stock from the public offering price. The pro forma net tangible book value of the Company's Common Stock at September 30, 1997 was $134.8 million or approximately $12.17 per share. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by shares of Common Stock outstanding.

  Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after the completion of the Offering. Shares used in the computation of per share amounts below include 7,570,000 shares outstanding at September 30, 1997 and 3,500,000 shares of Common Stock issued in the Offering. After giving effect to the sale by the Company of the 3,500,000 shares of Common Stock to be issued in the Offering and the application of the net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $134.8 million or $12.17 per share. This represents an immediate increase in net tangible book value of $2.62 per share to existing shareholders and an immediate and substantial dilution in net tangible book value of $7.83 per share to purchasers of Common Stock in the Offering, as illustrated in the following table:

   Public offering price(1).......................................       $20.00
     Net tangible book value at September 30, 1997(2)............. $9.55
     Increase attributable to new investors.......................  2.62
                                                                   -----
   Pro forma net tangible book value(3)...........................        12.17
                                                                         ------
   Dilution to new investors......................................       $ 7.83
                                                                         ======

--------
(1) Before deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company.
(2) Actual outstanding shares at September 30, 1997.
(3) Excludes 1,245,562 shares of Common Stock issuable upon the exercise of options.

  The following table summarizes, on a pro forma basis at September 30, 1997, the number of shares of Common Stock outstanding, the total consideration paid, and the average price per share paid by current shareholders and by new investors who purchase Common Stock pursuant to this Offering:

                            SHARES PURCHASED  TOTAL CONSIDERATION     AVERAGE
                           ------------------ ----------------------   PRICE
                             NUMBER   PERCENT   AMOUNT     PERCENT   PER SHARE
                           ---------- ------- ----------- ---------- ---------
Existing sharehold-
 ers(1)(2)................  7,570,000   68.4% $    55,897      47.2%  $ 7.38
New investors.............  3,500,000   31.6       62,500      52.8    20.00
                           ----------  -----  -----------  --------
    Total................. 11,070,000  100.0% $   118,397     100.0%
                           ==========  =====  ===========  ========

--------
(1) Shareholders who purchased shares of Common Stock from the Company.
(2) Excludes 1,245,562 shares of Common Stock issuable upon the exercise of options.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted as of that date to give effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This information below should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto which are included elsewhere herein.

                                                          SEPTEMBER 30, 1997
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                        (DOLLARS IN THOUSANDS)
Short-term debt:
  Warehouse facilities and repurchase agreements....... $  658,042  $  658,042
  Deposits.............................................    407,768     407,768
                                                        ----------  ----------
    Total short-term debt.............................. $1,065,810  $1,065,810
                                                        ==========  ==========
Long-term debt:
  13% Notes due 2004................................... $   84,245  $   84,245
  13% Series A Notes due 2004..........................    100,000     100,000
                                                        ----------  ----------
    Total long-term debt............................... $  184,245  $  184,245
                                                        ----------  ----------
Stockholders' equity:
  Preferred Stock, par value $0.01 per share;
   10,000,000 shares authorized; 27,500 shares issued
   and outstanding(1).................................. $   27,500  $      --
  Common Stock, par value $0.01 per share; 50,000,000
   shares authorized; 7,570,000 shares issued and
   outstanding (actual); 11,070,000 shares issued and
   outstanding (as adjusted) for the Offering(2).......     55,897     118,397
  Retained earnings (accumulated deficit)..............     16,812      16,812
  Unrealized loss on available for sale securities.....       (440)       (440)
                                                        ----------  ----------
    Total stockholders' equity.........................     99,769     134,769
                                                        ----------  ----------
    Total capitalization............................... $  284,014  $  319,014
                                                        ==========  ==========

--------
(1) The Company intends to redeem $27.5 million of PIK Preferred Stock, plus accrued dividends with a portion of the proceeds from the Offering.
(2) Excludes shares of Common Stock issuable upon the exercise of options.

                REGULATORY CAPITAL RATIOS OF THE SAVINGS BANKS

  The following table sets forth the regulatory capital ratios of the Savings Banks at September 30, 1997:

                                                             SEPTEMBER 30, 1997
                                                             ------------------
Regulatory capital ratios of First Bank:
  Tangible capital to tangible assets.......................       11.5%
  Core capital to tangible assets...........................       11.5%
  Total capital to risk-weighted assets (Risk-Based
   Capital).................................................       15.7%
Regulatory capital ratios of Girard:
  Tangible capital to tangible assets.......................        9.9%
  Core capital to tangible assets...........................        9.9%
  Total capital to risk-weighted assets (Risk-Based
   Capital).................................................       13.1%

  At September 30, 1997, the total core capital and total risk-based capital amounts of the Savings Banks, compared to the OTS requirements contained in the Orders, was as follows:

                                      GIRARD                   FIRST BANK
                            -------------------------- --------------------------
                                        OTS                        OTS
                            ACTUAL  REQUIREMENT EXCESS ACTUAL  REQUIREMENT EXCESS
                            ------- ----------- ------ ------- ----------- ------
                                           (DOLLARS IN THOUSANDS)
   Total Core Capital...... $34,617   $33,146   $1,471 $12,736   $11,872    $864
   Total Risk-Based
    Capital................ $38,475   $37,610   $  865 $13,889   $13,179    $710

  None of the net proceeds of the Offering are expected to be contributed to the Savings Banks.

           SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

  The following tables present selected historical consolidated financial information for the Company at the dates and for the periods indicated. The historical income statement data for the years ended December 31, 1996, 1995 and 1994 and balance sheet data as of December 31, 1996 and 1995 have been derived from the Audited Financial Statements. The historical income statement data presented for the nine month periods ended September 30, 1997 and 1996 and balance sheet data presented as of September 30, 1997 have been derived from the Interim Audited Financial Statements. Operating results for the nine month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period of the entire year ending December 31, 1997. The selected historical consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and related notes as set forth elsewhere herein. Because certain predecessors of the Company were under common control, the accompanying financial statements are presented on a combined basis as of December 31, 1994 and for the period from November 9 through December 31, 1994. Financial information as of December 31, 1996 and 1995 and for the years then ended is presented on a consolidated basis. For convenience, all the accompanying financial statements are referred to as "consolidated." See Note 1 to the Consolidated Financial Statements of the Company.

  The Company classifies loans as discounted or non-discounted on a pool basis. Each pool is designated as discounted or non-discounted based on whether that pool consists primarily of Discounted or Non-Discounted Loans at the time of acquisition. For example, a pool of Non-Discounted Loans may contain non-performing loans at the time of acquisition as long as the non-performing loans were not the primary component of the pool at that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters."

                            NINE MONTHS ENDED
                              SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                          ----------------------  -----------------------------
                             1997        1996       1996       1995      1994
                          -----------  ---------  ---------  ---------  -------
                                       (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Total interest income...  $    75,456  $  34,137  $  48,422  $  24,381  $ 9,569
Total interest expense..       59,036     19,592     29,277     14,481    5,457
                          -----------  ---------  ---------  ---------  -------
  Net interest income...       16,420     14,545     19,145      9,900    4,112
Provision for loan loss-
 es(1)..................          926     15,751     16,549      4,266    2,173
                          -----------  ---------  ---------  ---------  -------
  Net interest income
   (loss) after provi-
   sion for loan loss-
   es...................       15,494     (1,206)     2,596      5,634    1,939
                          -----------  ---------  ---------  ---------  -------
Other Income:
 Bankcard income(2).....        4,998      5,078      6,790      4,694      635
 Bankcard processing ex-
  pense.................       (3,419)    (3,865)    (5,124)    (3,462)    (274)
 Gain on sale of loans..       31,252      1,983     11,538        642      --
 Loan fees and charges..          662      1,217      1,747        610       43
 Trading account--
  unrealized gain.......        1,171      1,601      1,833        --       --
 Foreclosed real estate,
  net...................        4,574       (231)       556       (170)    (241)
 Servicing revenue......        3,339        --         --         --       --
 Gain on sale of securi-
  ties..................        3,053        --         --         --       --
 Other, net.............        1,087        363        602        623      823
                          -----------  ---------  ---------  ---------  -------
  Total other income....       46,717      6,146     17,942      2,937      986
                          -----------  ---------  ---------  ---------  -------
Other Expenses:
 Compensation and em-
  ployee benefits.......       11,274      2,955      4,464      2,516    1,922
 FDIC insurance premi-
  ums...................          791      2,066      2,381        721      261
 Occupancy..............          727        218        339        385      319
 Professional services..        2,104        572        700      1,028      507
 Data processing and
  equipment rentals.....          250        189        229        232      162
 Loan service fees and
  expenses..............       19,423      3,522      5,176      1,958      242
 Other general and ad-
  ministrative ex-
  penses................        6,419      1,152      2,157      1,092    1,290
                          -----------  ---------  ---------  ---------  -------
  Total other expenses..       40,988     10,674     15,446      7,932    4,703
                          -----------  ---------  ---------  ---------  -------
Income (loss) before in-
 come taxes.............       21,223     (5,734)     5,092        639   (1,778)
Income tax provision
 (benefit)..............        8,981     (4,652)       125         47     (526)
                          -----------  ---------  ---------  ---------  -------
Net income (loss).......  $    12,242  $  (1,082) $   4,967  $     592  $(1,252)
                          ===========  =========  =========  =========  =======
Selected Cash Flow Data:
Cash provided by (used
 in) operations
 (excluding purchase of
 loans held for sale)...  $   (95,237) $  (2,687) $ (19,453) $   1,589  $(1,614)
Proceeds and repayments
 from loans and other
 assets.................      505,760     76,310    393,392     76,695   22,011
Purchase of loans and
 other assets...........   (1,060,582)  (246,335)  (621,934)  (190,863) (57,049)
Cash from financing ac-
 tivities...............      575,754    188,761    395,811    108,231   42,323
                          -----------  ---------  ---------  ---------  -------
 Net increase (decrease)
  in cash(3)............  $   (74,305) $  16,049  $ 147,816  $  (4,348) $ 5,671
                          ===========  =========  =========  =========  =======

                                                            DECEMBER 31,
                                     SEPTEMBER 30,   --------------------------
                                         1997          1996     1995     1994
                                     -------------   -------- -------- --------
                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents.........   $   77,993     $152,298 $  4,482 $  8,830
 Portfolio assets:
 Discounted Loans, net.............      350,460(4)   219,630   31,354    2,094
 Non-Discounted Loans, net.........      440,559(4)   191,962  259,417  179,377
 Mortgage Backed and other securi-
  ties.............................      256,297(4)    84,964   28,672   29,887
 Foreclosed real estate, net.......      146,464(4)    78,200    4,964    1,208
                                      ----------     -------- -------- --------
  Total portfolio assets...........   $1,193,780     $574,756 $324,407 $212,566
Total assets.......................    1,369,761      753,849  340,695  230,636
Deposits...........................      407,768      501,614  303,524  196,289
Short-term debt....................      658,042(4)    97,624   13,000   21,500
Long-term debt.....................      184,245       75,000   11,000      --
Stockholders' equity(5)............       99,769       61,022    7,039    6,793

                                  NINE MONTHS ENDED        YEAR ENDED
                                    SEPTEMBER 30,         DECEMBER 31,
                                  ------------------   --------------------
                                    1997      1996     1996   1995    1994
                                  --------  --------   -----  -----  ------
                                    (ANNUALIZED)
                                         (DOLLARS IN THOUSANDS)
FINANCIAL RATIOS AND OTHER DATA:
Return on average assets........      1.42%    (0.22)%  0.95%  0.24%  (0.92)%
Return on average equity........     23.08%    (3.09)% 13.68%  8.65% (31.08)%
Average interest yield on total
 loans..........................      9.42%     9.39%   9.41% 10.02%   7.96%
Net interest spread(6)(7).......      1.99%     3.15%   3.07%  3.44%   3.08%
Net interest margin(7)(8).......      2.06%     3.88%   3.63%  3.87%   3.14%
Ratio of earnings to fixed
 charges(9):
 Including interest on
  deposits......................      1.36       --     1.17   1.04     -- (10)
 Excluding interest on
  deposits......................      1.54       --     2.19   2.19     -- (10)
Long-term debt to total
 capitalization(11).............      0.65       --     0.55   0.61     --
Total financial liabilities to
 equity.........................     12.73     14.43   11.35  47.40   32.95
Average equity to average
 assets.........................      6.15%     7.24%   6.90%  2.72%   2.96%
Non-Performing loans to Non-
 Discounted Loans at end of
 period(12)(13).................     16.82%     9.11%  23.69%  4.46%   5.95%
Allowance for loan losses to
 total Non-Discounted Loans at
 end of period..................     10.96%     9.20%  13.88%  3.60%   3.72%

                                      NINE MONTHS
                                         ENDED      YEAR ENDED DECEMBER 31,
                                     SEPTEMBER 30, ----------------------------
                                         1997        1996       1995     1994
                                     ------------- ---------  --------  -------
                                              (DOLLARS IN THOUSANDS)
OPERATING DATA:
Number of pools of loans acquired..           79          41        33       38
Investments and originations:
 Discounted Loans and foreclosed
  real estate......................   $  316,931   $ 324,159  $ 29,224  $ 2,538
 Non-Discounted Loans (12)(14).....      556,231     254,517   157,671   39,023
 Mortgage originations.............       50,962       2,280     8,748    4,345
 Mortgage-backed and other securi-
  ties.............................      184,393      67,604     2,965   14,469
                                      ----------   ---------  --------  -------
 Total.............................   $1,108,517   $ 648,560  $198,608  $60,375
Recoveries and repayments..........     (136,316)    (66,160)  (61,135) (21,824)
Loan sales and securitizations.....     (344,710)   (301,411)  (16,031)     --
Net change in portfolio assets.....      619,024     250,349   111,841  106,580

--------
 (1) Approximately $8.6 million of the increase in the provisions from 1995 to 1996 related to certain sub-prime auto loans and $4.8 million of the 1996 provision related to the loans inherited by the Company upon the acquisition of the Savings Banks. See "Business--Allowances for Losses."
 (2) The Company began its bankcard operations in 1994.
 (3) The increase in cash in 1996 reflects the receipt of cash from the Company's sale of Common Stock and the Notes and the decrease in cash for the nine months ended September 30, 1997 reflects the subsequent investment of that cash in interest earning assets which was partially offset by the proceeds of the Company's Series A Notes and a securitization.
 (4) The Company or affiliates intend to sell to the Wilshire REIT (i) U.S. Commercial Investments for approximately $42.9 million, (ii) MBS Investments for approximately $98.1 million, and (iii) International Investments in the United Kingdom for approximately $5.3 million. This will reduce the corresponding amount on the Company's balance sheet for such assets, decrease short-term debt and increase cash. In addition, the Company intends to grant the Wilshire REIT an option to purchase all or a portion of the Company's interest in two portfolios of International Investments in France, for a purchase price of up to $110.0 million (including approximately $40.9 million held on the Company's balance sheet at September 30, 1997). See "The Wilshire REIT." The Wilshire REIT is currently evaluating the suitability of such investments under U.S. tax and French law.
 (5) Effective January 1, 1996, $11.0 million of Common Stock was issued in exchange for subordinated debt. Prior to the Company's initial public offering, an additional $17.8 million of common stock was issued for cash. In December 1996, the Company completed its initial public offering, which resulted in $20.9 million of new capital. Effective July 31, 1997, the Company issued to the Wilshire Private Companies 27,500 shares of PIK Preferred Stock having an aggregate liquidation value of $27.5 million in exchange for the cancellation of certain accounts payable to the Wilshire Private Companies aggregating approximately $27.1 million and cash in the amount of approximately $400,000, resulting in an increase in stockholders' equity of approximately $27.5 million.
 (6) Net interest spread represents average yield on interest-earning assets minus average rate paid on interest-bearing liabilities.
 (7) The reduction in net interest margin and net interest spread in the nine months ended September 30, 1997 primarily reflects the significant increase in the Company's holdings of Discounted Loans during the nine months then ended. The acquisition of a pool of Discounted Loans tends to reduce net interest margin and net interest spread, because the interest cost of the debt used to fund the acquisition is not offset by a corresponding increase in interest income. Relatively little cash flow from a pool of Discounted Loans is generally received during the first two quarters following the acquisition of a pool of Discounted Loans and the Company only recognizes interest and discount on Discounted Loans when those loans result in the receipt of cash. In addition, a significant portion of the income associated with Discounted Loans generally results from gains on sales of foreclosed real estate, which are not reflected in interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters." The reduction also reflected three quarters of interest expense on the $84.2 million of Notes and part of the most recent quarter of interest expense on approximately $100.0 million of Series A Notes, the proceeds of which were held for part of such periods in a lower-yielding liquid investment prior to their use by the Company to fund acquisitions.
 (8) Net interest margin represents net interest income divided by total average earning assets.
 (9) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle plus fixed charges by (y) fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense.
(10) Earnings for the year ended December 31, 1994 were inadequate to cover fixed charges by $1.8 million.
(11) Total capitalization equals long-term debt plus equity.
(12) It is the Company's policy to establish an allowance for uncollectible interest on Non-Discounted Loans that are past due more than 90 days or at such earlier time when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual at which time those loans are placed on non-accrual status and deemed non-performing.
(13) The Company classifies loans as discounted or non-discounted on a pool basis. Each pool is designated as discounted or non-discounted based on whether that pool consists primarily of Discounted or Non-Discounted Loans at the time of acquisition. For example, a pool of Non-Discounted Loans may contain non-performing loans at the time of acquisition as long as the non-performing loans were not the primary component of the pool at that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters."
(14) Excludes purchases of newly originated mortgage and manufactured housing loans, which are shown as mortgage originations. During the quarter ended September 30, 1997, the Company completed the securitization of approximately $146.0 million of fixed and adjustable loans secured by mortgages or residential properties resulting in a gain of approximately $11.9 million, a decrease in Non-Discounted Loans and increase in cash.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with Selected Historical Financial Information and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

ACCOUNTING MATTERS

  The Company classifies loans as discounted or non-discounted on a pool basis. Each pool is designated as discounted or non-discounted based on whether that pool consists primarily of Discounted or Non-Discounted Loans at the time of acquisition. For example, a pool of Non-Discounted Loans may contain non-performing loans at the time of acquisition as long as the non-performing loans were not the primary component of the pool at that time. As used herein, the term "performing loan" means a loan as to which payments have been and are being made substantially in accordance with its contractual terms, the term "sub-performing loan" means a loan as to which payments are delinquent for 90 days or less or have a history of delinquencies, and the term "non-performing loan" means a loan as to which payments are generally 91 or more days delinquent.

  Discounted Loans are presented in the Consolidated Financial Statements net of unamortized discount and an allowance for loan losses established for those loans. Discounts are allocated into (a) valuation allowances for estimated losses against face value on specific loans ("specific valuation allowances") and (b) portions of the discounts regarded as yield adjustments. In addition, for discounted loans purchased by the Savings Banks, the initial discounts are further segregated into a valuation allowance for the inherent risk of losses in the loan portfolio that have yet to be specifically identified ("general valuation allowance") as required by OTS regulations. The allocated specific and general valuation allowances are included in the allowance for loan losses. The allowance for loan losses is increased by additional provisions for losses that are recorded in current operations. The portion of purchase discounts regarded as yield adjustment is accreted into income generally on a cash basis.

  The acquisition of a pool of Discounted Loans tends to reduce net interest margin and net interest spread, because the interest cost of the debt used to fund the acquisition is not offset by a corresponding increase in interest income. Relatively little cash flow from a pool of Discounted Loans is generally received during the first two quarters following an acquisition of a pool of Discounted Loans and the Company only recognizes interest and discount on Discounted Loans in income when those loans result in the receipt of cash. The Company is considering modifying its methodology for accreting income on the portion of purchase discounts regarded as yield adjustments to take account the payment characteristics of Discounted Loans and more closely approximate a "level-yield" method. If management had adopted these changes in methodology during the nine months ended September 30, 1997, it would have resulted in higher earnings for the nine month period. No final decision has been made by the Company as to the proposed modification and a number of issues remain to be resolved, including the review by the OTS of the impact of the proposed modification on the Savings Banks. Therefore, no assurance can be given as to when or if such modified methodology will be implemented.

  Non-Discounted Loans are presented in the Consolidated Financial Statements in substantially the same manner as Discounted Loans, except that interest income is recognized on an accrual basis.

  Gains or losses on loans sold through securitization transactions are based on the difference between the cash proceeds received from the sale of the senior classes of mortgage-backed securities to outside investors and the Company's cost basis allocated to the senior classes of mortgage-backed securities. The Company's cost basis in loans sold is allocated between the senior classes of mortgage-backed securities and the subordinate classes of mortgage-backed securities retained by the Company based on the relative fair values of the two types of securities. The cost basis of the loans securitized is determined by their acquisition cost (for purchased loans) or net carrying value (for originated loans). The Company carries subordinate classes of mortgage-backed securities at fair value. As such, the carrying value of these securities is impacted by changes in market interest rates and prepayment and loss experiences of these and similar securities. In cases where the Company has financed the holding of subordinate classes with a lender under a repurchase agreement, the Company uses such lender's determination of market value for purposes of potential margin calls in determining fair value. In other cases, the Company determines the fair value of the subordinate classes of mortgage-backed securities utilizing prepayment and credit loss assumptions it deems appropriate for each particular securitization. The range of values attributable to the factors used in determining fair value is broad. Accordingly, the Company's estimate of fair value is subjective.

  For accounting purposes, the Company's mortgage-backed and other securities are classified as "held to maturity," "trading account securities" and "available for sale securities." Securities are classified as held to maturity when management believes the Company has the ability and the positive intent to hold the securities to maturity. Securities classified as held to maturity are carried on an historical cost basis, adjusted for the amortization of premiums and accretion of discounts using a method that approximates the interest method. Trading account securities include subordinate classes of mortgage-backed securities issued in loan securitization transactions initiated by the Company. Such securities are carried at estimated fair value as described above, and unrealized gains and losses are recorded in current operations. Securities are classified as available for sale when the Company intends to hold the securities for an indefinite period of time, but not necessarily to maturity. Securities classified as available for sale are reported at their fair values. Unrealized holding gains and losses on securities available for sale are reported, net of tax, as a separate component of stockholders' equity. Realized gains and losses from the sales of available for sale securities are reported separately in the consolidated statements of operations and are calculated using the specific identification method.

  Real estate acquired in settlement of loans is originally recorded at fair value less estimated costs to sell. Loan balances in excess of fair value of the real estate acquired are charged against the allowance for loan losses at the date of acquisition. Allowances are recorded to provide for estimated declines in the fair value subsequent to the date of acquisition. Any subsequent operating expenses or income, as well as gains or losses on disposition of such properties, are charged to current operations.

  Prior to the adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights", the Company did not record on its balance sheet the servicing rights to loans sold in securitizations, which would have had the effect of increasing other income and total assets. The Company now capitalizes servicing rights it purchases from third parties and on loans it purchases or originates and sells on a servicing retained basis. At September 30, 1997, the Company had capitalized approximately $6.7 million of servicing rights.

INTEREST INCOME

  A significant portion of the Company's earnings come from net interest income, which is the difference between the interest income received plus accreted or received purchase discount on its financial assets and the interest expense paid on its outstanding interest-bearing liabilities. Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities, the degree of mismatch in the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities, the percentage of Discounted Loans included in the portfolio and the timing of receipt or accretion of purchase discount. In addition, net interest income reflects the full interest cost of funding the acquisition of Discounted Loans and foreclosed real estate but does not reflect any accretion of purchase discount on those assets until cash is collected (which generally occurs later in the life of a pool of Discounted Loans) and does not reflect any gain on sales of foreclosed real estate.

  The following table sets forth, for the periods indicated, information regarding the total amount of income from the Company's interest-earning assets and the resultant average yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net interest margin. Information is based on quarterly balances during the indicated periods.

           INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

                          NINE MONTHS ENDED                                            YEAR ENDED DECEMBER 31,
                            SEPTEMBER 30,            ---------------------------------------------------------------------------
                                1997                              1996                             1995
                  ---------------------------------- -------------------------------- --------------------------------
                   AVERAGE                AVERAGE    AVERAGE               AVERAGE    AVERAGE               AVERAGE    AVERAGE
                   BALANCE    INTEREST YIELD/RATE(1) BALANCE   INTEREST YIELD/RATE(1) BALANCE   INTEREST YIELD/RATE(1) BALANCE
                  ----------  -------- ------------- --------  -------- ------------- --------  -------- ------------- --------
                                                                      (DOLLARS IN THOUSANDS)
AVERAGE ASSETS:
Mortgage-backed
securities......  $  150,360  $12,484      11.07%    $ 29,241  $ 1,797       6.15%    $ 24,054  $ 1,359       5.65%    $ 23,515
Loan portfolio
net of
unaccreted
discounts(2)....     848,247   59,950       9.42      470,654   44,294       9.41      217,716   21,821      10.02       99,497
Investment
securities and
other...........      64,034    3,022       6.29       27,446    2,331       8.49       14,216    1,201       8.45        7,969
                  ----------  -------                --------  -------                --------  -------                --------
Total interest-
earning assets..   1,062,641   75,456       9.47      527,341   48,422       9.18      255,986   24,381       9.52      130,981
Non-interest
earning cash....       2,163                            6,019                            1,868                            2,053
Allowance for
loan losses.....     (71,641)                         (39,675)                         (21,591)                          (4,509)
Other assets....     157,367                           32,061                           15,277                            7,646
                  ----------  -------                --------  -------                --------  -------                --------
Total assets....  $1,150,530  $75,456                $525,746  $48,422                $251,540  $24,381                $136,171
                  ==========  =======                ========  =======                ========  =======                ========
AVERAGE
LIABILITIES AND
STOCKHOLDERS'
EQUITY:
Interest-bearing
deposits........  $  447,731  $20,008       5.96%    $423,011  $25,270       5.97%    $232,510  $14,111       6.07%    $118,277
FHLB advances...         641       27       5.62        2,420      159       6.57        1,381      104       7.53        5,916
Short-term
borrowings and
other interest
bearing
obligations.....     503,016   28,521       7.56       51,316    3,531       6.88        4,122      232       5.62        4,757
Long-term debt..     100,912   10,480      13.85        2,292      317      13.85          306       34      11.00
                  ----------  -------                --------  -------                --------  -------                --------
Total interest-
bearing
liabilities.....   1,052,300   59,036       7.48      479,039   29,277       6.11      238,319   14,481       6.08      128,950
Non-interest
bearing
deposits........       5,696                            2,822                            2,196                            1,537
Escrow
deposits........         276                              257                              106                               74
Other
liabilities.....      21,532                            7,330                            4,077                            1,582
                  ----------  -------                --------  -------                --------  -------                --------
Total
liabilities.....   1,079,804   59,036                 489,448   29,277                 244,698   14,481                 132,143
Stockholders'
equity..........      70,726                           36,298                            6,842                            4,028
                  ----------  -------                --------  -------                --------  -------                --------
Total
liabilities and
stockholders'
equity..........  $1,150,530  $59,036                $525,746  $29,277                $251,540  $14,481                $136,171
                  ==========  =======                ========  =======                ========  =======                ========
Net interest
income..........              $16,420                          $19,145                          $ 9,900
Net interest
spread(3)(4)....                            1.99%                            3.07%                            3.44%
Net interest
margin(4).......                            2.06                             3.63                             3.87
Ratio of average
interest-earning
assets to
average
interest-bearing
liabilities.....      100.98%                           110.1%                           107.4%                           101.6%
                    1994
                  -------------------
                            AVERAGE
                  INTEREST YIELD/RATE
                  -------- ----------
AVERAGE ASSETS:
Mortgage-backed
securities......   $1,361     5.79%
Loan portfolio
net of
unaccreted
discounts(2)....    7,923     7.96
Investment
securities and
other...........      285     3.58
                  --------
Total interest-
earning assets..    9,569     7.31
Non-interest
earning cash....
Allowance for
loan losses.....
Other assets....
                  --------
Total assets....   $9,569
                  ========
AVERAGE
LIABILITIES AND
STOCKHOLDERS'
EQUITY:
Interest-bearing
deposits........   $5,017     4.24%
FHLB advances...      228     3.85
Short-term
borrowings and
other interest
bearing
obligations.....      212     4.46
Long-term debt..
                  --------
Total interest-
bearing
liabilities.....    5,457     4.23
Non-interest
bearing
deposits........
Escrow
deposits........
Other
liabilities.....
                  --------
Total
liabilities.....    5,457
Stockholders'
equity..........
                  --------
Total
liabilities and
stockholders'
equity..........   $5,457
                  ========
Net interest
income..........   $4,112
Net interest
spread(3)(4)....              3.08%
Net interest
margin(4).......              3.14
Ratio of average
interest-earning
assets to
average
interest-bearing
liabilities.....

----
(1) Presented on an annualized basis.
(2) The average balances of the loan portfolio include Discounted Loans, interest on which is recognized on a cash basis.
(3) Net interest spread represents average yield on interest-earning assets minus average rate paid on interest-bearing liabilities.
(4) The reduction in net interest margin and net interest spread in the nine months ended September 30, 1997 primarily reflects the significant increase in the Company's holdings of Discounted Loans during the nine months then ended. The acquisition of a pool of Discounted Loans tends to reduce net interest margin and net interest spread, because the interest cost of the debt used to fund the acquisition is not offset by a corresponding increase in interest income. Relatively little cash flow from a pool of Discounted Loans is generally received during the first two quarters following the acquisition of a pool of Discounted Loans and the Company only recognizes interest and discount on Discounted Loans when those loans result in the receipt of cash. In addition, a significant portion of the income associated with Discounted Loans generally results from gains on sales of foreclosed real estate, which are not reflected in interest income. See "--Accounting Matters." The reduction also reflected three quarters of interest expense on the $84.2 million of Notes and part of the most recent quarter of interest expense on approximately $100.0 million of Series A Notes, the proceeds of which were held for part of the quarter in a lower-yielding liquid investment prior to their use by the Company to fund acquisitions.

  The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior rate), (ii) changes in rate (change in rate multiplied by prior volume) and (iii) total change in rate and volume. Changes attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

                        CHANGES IN NET INTEREST INCOME

                       NINE MONTHS ENDED
                       SEPTEMBER 30, 1997
                     VS. NINE MONTHS ENDED
                       SEPTEMBER 30, 1996
                   ----------------------------
                   INCREASE (DECREASE) DUE TO
                   ----------------------------
                     RATE     VOLUME    TOTAL
                   --------  --------- --------
Interest-Earning
Assets:
 Mortgage-backed
 securities......  $  1,936  $  9,268  $ 11,204
 Loan portfolio..    (1,067)   29,331    28,264
 Investment
 securities and
 other...........      (142)    1,993     1,851
                   --------  --------  --------
 Total interest-
 earning assets..       727    40,592    41,319
                   --------  --------  --------
Interest-Bearing
Liabilities:
 Interest-bearing
 deposits........       694     1,866     2,560
 FHLB advances...       (24)      (54)      (78)
 Short-term
 borrowings and
 other interest-
 bearing
 obligations.....      (213)   26,695    26,482
 Long term-debt..       --     10,480    10,480
                   --------  --------  --------
Total interest-
bearing
liabilities......       457    38,987    39,444
                   --------  --------  --------
Increase
(decrease) in net
interest income..  $    270  $  1,605  $  1,875
                   ========  ========  ========
                                                YEAR ENDED DECEMBER 31,
                   ----------------------------------------------------------------------------------------
                          1996 V. 1995                 1995 V. 1994                   1994 V. 1993
                   --------------------------- ------------------------------- ----------------------------
                   INCREASE (DECREASE) DUE TO   INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO
                   --------------------------- ------------------------------- ----------------------------
                     RATE     VOLUME   TOTAL     RATE     VOLUME      TOTAL      RATE     VOLUME    TOTAL
                   --------- -------- -------- --------- ---------- ---------- --------- --------- --------
Interest-Earning
Assets:
 Mortgage-backed
 securities......  $    127  $    311 $    438 $    (52) $      50  $      (2) $    168  $    975    $1,143
 Loan portfolio..    (1,246)   23,719   22,473    2,485     11,413     13,898       708     5,832     6,540
 Investment
 securities and
 other...........         6     1,124    1,130      582        334        916      (112)      344       232
                   --------- -------- -------- --------- ---------- ---------- --------- --------- --------
 Total interest-
 earning assets..    (1,113)   25,154   24,041    3,015     11,797     14,812       764     7,151     7,915
                   --------- -------- -------- --------- ---------- ---------- --------- --------- --------
Interest-Bearing
Liabilities:
 Interest-bearing
 deposits........      (218)   11,377   11,159    2,806      6,288      9,094     1,368     2,885     4,253
 FHLB advances...       (11)       66       55     (631)       507       (124)      --        228       228
 Short-term
 borrowings and
 other interest-
 bearing
 obligations.....        63     3,236    3,299       40        (20)        20       146       (19)      127
 Long term-debt..        10       273      283      --          34         34       --        --        --
                   --------- -------- -------- --------- ---------- ---------- --------- --------- --------
Total interest-
bearing
liabilities......      (156)   14,952   14,796    2,215      6,809      9,024     1,514     3,094     4,608
                   --------- -------- -------- --------- ---------- ---------- --------- --------- --------
Increase
(decrease) in net
interest income..  $   (957) $ 10,202 $  9,245 $    800  $   4,988  $   5,788  $   (750) $  4,057  $  3,307
                   ========= ======== ======== ========= ========== ========== ========= ========= ========

 RESULTS OF OPERATIONS--NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE
                                 MONTHS ENDED
                    SEPTEMBER 30, 1996

NET INCOME

  The Company's net income was approximately $12.2 million for the nine months ended September 30, 1997 compared to a net loss of approximately $1.1 million for the nine months ended September 30, 1996.

NET INTEREST INCOME

  The Company's net interest income was approximately $16.4 million for the nine months ended September 30, 1997 compared to approximately $14.5 million for the nine months ended September 30, 1996, an increase of 12.9%. The Company's asset base was significantly larger in the 1997 period as a result of the Company's initial public offering in December 1996 and significantly higher levels of borrowing and investment opportunities.

 Interest Income

  The Company's interest income was approximately $75.5 million for the nine months ended September 30, 1997 compared to approximately $34.1 million for the nine months ended September 30, 1996, an increase of 121.0%. The increase in the Company's interest income was due primarily to an increase in the Company's interest earning assets from approximately $508.3 million at September 30, 1996 to approximately $1.1 billion at September 30, 1997.

 Interest Expense

  The Company's interest expense was approximately $59.0 million for the nine months ended September 30, 1997 compared with approximately $19.6 million for the nine months ended September 30, 1996, an increase of 201.3%. The increase in interest expense resulted from an increase in interest-bearing liabilities to approximately $1.3 billion at September 30, 1997 from approximately $487.5 million at September 30, 1996 and includes the issuance in the fourth quarter of 1996 and early 1997 of $84.2 million of the Company's Notes and the issuance in the third quarter of 1997 of $100 million of the Company's Series A Notes.

  In addition, the Company's weighted average cost of funds increased from 5.81% at September 30, 1996 to 7.68% at September 30, 1997 principally reflecting the issuance of the Notes and the Series A Notes.

PROVISION FOR ESTIMATED LOSSES ON LOANS

  Provision for estimated losses on loans for the first nine months of 1997 was a net provision of approximately $0.9 million resulting from additional provision of approximately $3.4 million, which was partially offset by the reversal of approximately $2.5 million of excess reserves on loans previously sold. This compares with a provision for estimated losses on loans of approximately $15.8 million for the first nine months of 1996 from reserves established primarily for certain sub-prime auto loans and loans held by the Savings Banks at the time they were acquired.

OTHER INCOME

  The Company's other income was approximately $46.7 million for the nine months ended September 30, 1997 compared with approximately $6.1 million for the nine months ended September 30, 1996, an increase of 660.1%. The components of the Company's non-interest income are reflected in the following table:

                                                             NINE MONTHS
                                                                ENDED
                                                            SEPTEMBER 30,
                                                       ------------------------
                                                          1997         1996
                                                       -----------  -----------
                                                       (DOLLARS IN THOUSANDS)
   Other income:
     Bankcard income.................................. $     4,998  $     5,078
     Bankcard processing expense......................      (3,419)      (3,865)
     Gain on sale of loans............................      31,252        1,983
     Loan fees and charges............................         662        1,217
     Trading account-unrealized gain..................       1,171        1,601
     Real estate owned, net...........................       4,574         (231)
     Servicing revenue................................       3,339          --
     Gain on sale of securities.......................       3,053          --
     Other, net.......................................       1,087          363
                                                       -----------  -----------
       Total other income............................. $    46,717  $     6,146
                                                       ===========  ===========

  The increase in other income for the nine months ended September 30, 1997 is primarily attributable to (i) sales of loans, which resulted in gains of approximately $31.3 million, (ii) the sale of securities, which resulted in a gain of approximately $3.1 million, (iii) income from real estate owned, net, resulting from the ongoing disposition of assets from a $72.3 million pool of properties acquired in the fourth quarter of 1996 and from disposition of real estate relating to discounted loans, and (iv) an increase in servicing fees paid by unaffiliated third parties.

 Gain on Sale of Loans

  The gain on sale of loans for the nine months ended September 30, 1997 is the result of the sale of loans with a book value of approximately $347.8 million, of which approximately $201.8 million were sold through whole loan sales and approximately $146 million were sold through securitizations. For the nine months ended September 30, 1997, gain on the sale of whole loans totaled approximately $19.3 million and gains from securitizations totaled approximately $11.9 million. Gains or losses on loan portfolios sold as whole loans or through securitization transactions are based on the difference between the cash proceeds received on the loans sold to outside investors and the Company's cost basis allocated to the loans.

 Gain on the Sale of Securities

  The gain on the sale of securities for the nine months ended September 30, 1997 is a result of the sale of approximately $9.1 million of mortgage-backed securities which resulted in a gain of approximately $3.1 million. This gain reflects the Company's strategy of investing in subordinate classes of mortgage-backed securities which the Company believes are likely to experience a ratings upgrade as a result of payment history, prepayment or default experience or otherwise. The Company believes that its experience in acquiring pools of loans allows it to more effectively evaluate the risks associated with a pool of loans that supports an issue of mortgage-backed securities being considered for purchase and price those securities.

 Real Estate Owned, net

  The increase in income from real estate owned, net is primarily due to gains on the disposition of real estate acquired through foreclosure or deed in lieu thereof from the Company's discounted loan portfolio or from the properties acquired in the fourth quarter of 1996.

 Servicing Revenue

  The increase in servicing revenue of approximately $3.3 million in the nine months ended September 30, 1997 was primarily the result of contracting for servicing rights on loan portfolios owned by unaffiliated third parties and arranging for such loan portfolios to be serviced by the U.S. Servicer at a rate which is lower than the rate received by the Company.

OTHER EXPENSE

  The Company's other expenses totaled approximately $41.0 million for the nine months ended September 30, 1997 compared with approximately $10.7 million for the nine months ended September 30, 1996, an increase of 284.0% which reflects the significant growth of the Company's asset base and operations.

 Loan Service Fees and Expenses Paid to Affiliate

  The largest component of other expenses was loan service fees and expenses, which includes servicing fees paid to the U.S. Servicer and collection-related expenses incurred directly by the U.S. Servicer and reimbursed by the Company. Loan service fees and expenses paid to affiliate were approximately $19.4 million for the nine months ended September 30, 1997 compared to approximately $3.5 million for the nine months ended September 30, 1996, an increase of approximately 451.5%. The increase in loan servicing fees and expenses paid to affiliate was primarily the result of the increase in the unpaid principal balance of loans being serviced by the U.S. Servicer on behalf of the Company to approximately $1.2 billion at September 30, 1997 from approximately $502.0 million at September 30, 1996 and an increase in sub-servicing fees of approximately $2.7 million. Also, collection-related expenses increased from the nine months ended September 30, 1996 to the comparable period in 1997 due to the substantial increase in Discounted Loans, most of which were acquired at the end of 1996 and the first nine months of 1997. Discounted Loans generally require more significant expenditures than performing and sub-performing loans.

 Compensation and Employee Benefits

  Compensation and employee benefits was approximately $11.3 million for the nine months ended September 30, 1997, compared to approximately $3.0 million for the nine months ended September 30, 1996, an increase of 281.5%. The increase was primarily due to an increase in the number of full-time equivalent employees from 46 at September 30, 1996 to 205 at September 30, 1997, reflecting the expansion of business activities, particularly loan acquisition activities and the growth of activities at the non-bank subsidiaries.

  Other general and administrative expenses increased from approximately $1.2 million for the nine months ended September 30, 1996 to approximately $6.4 million for the nine months ended September 30, 1997 due primarily to the expansion of business activities at the non-bank subsidiaries, particularly loan acquisition activities such as due diligence costs.

INCOME TAX PROVISION (BENEFIT)

  Income tax provision amounted to an expense of approximately $9.0 million during the nine months ended September 30, 1997 compared with a benefit of approximately $4.7 million during the nine months ended September 30, 1996. The change was primarily due to the utilization of net operating loss deductions in 1996 and a normalized tax provision in 1997.

     RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1996 COMPARED TO 1995

NET INTEREST INCOME

  The Company's net interest income increased by approximately $9.2 million or 93.4% during year 1996, as compared to the same period in the prior year. This increase resulted from an approximately $24.0 million or 98.6% increase to interest income due to an approximately $278.3 million or 104.5% increase in average interest-earning assets from period to period. The increase in interest income was offset in part by an approximately $14.8 million or 102.2% increase in interest expense due to an approximately $240.7 million or 101.0% increase in average interest-bearing liabilities, primarily certificates of deposit, and, to a lesser extent, a 10 basis point increase in the weighted average rate paid on interest-bearing liabilities. The increase in interest income during 1996, as compared to the same period in the prior year, reflects substantial increases in the average balances of the Company's loans.

PROVISIONS FOR LOAN LOSSES

  Provisions for loan losses are charged to operations to maintain an allowance for losses at a level that management considers adequate based upon an evaluation of known and inherent risks, historical loss experience, current economic conditions and other relevant factors. See "Business--Asset Quality-- Allowances for Loan Losses" for a discussion of management's methods of estimating loan loss provisions.

  The Savings Banks recorded provisions for losses on loans totaling approximately $16.5 million for 1996, as compared to approximately $4.3 million for the prior year, an increase of 287.9%. The following table sets forth the Savings Banks' provision for loan losses for the year ended December 31, 1996:

                                                    PROVISION     % OF TOTAL
                                                    ------------  -----------
                                                    (DOLLARS IN THOUSANDS)
Inherited Loans....................................  $      4,845         29.3%
Sub-Prime Auto Loans...............................         8,583         51.8%
Other Purchased Loans..............................         3,121         18.9%
                                                     ------------   ----------
    Total provision for loan losses................  $     16,549        100.0%
                                                     ============   ==========

  Approximately $6.1 million of the increase in the provisions from 1995 to 1996 was made after discussions between the OTS and the Savings Banks concerning the appropriate provision for the Sub-Prime Auto Loans acquired by the Savings Banks in the fourth quarter of 1995 and the first quarter of 1996. The Company also increased the provision by approximately $4.8 million in 1996 related to the Inherited Loans owned by First Bank or Girard at the time the Savings Banks were acquired by the Company.

  Although management attempts to utilize its best judgment in providing for possible loan losses, changing economic and business conditions, fluctuations in local markets for real estate, future changes in non-performing asset trends, large movements in market interest rates or other factors could affect the Company's future provisions for loan losses. In addition, the OTS, as an integral part of its examination process, periodically reviews the adequacy of the Savings Bank's allowances for losses on Non-Discounted Loans and Discounted Loans and may require adjustments to the Savings Banks' allowances for loan losses.

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES

  The Company's net interest income after provision for loan losses decreased 53.9% to approximately $2.6 million for 1996 from income of approximately $5.6 million for 1995. This decrease was due to the substantial increase in provisions for estimated losses on loans.

OTHER INCOME

  The Company's other income was approximately $17.9 million for 1996 compared to approximately $2.9 million for 1995, an increase of 510.9%. This increase was primarily attributable to gains on the sale of loans. The components of the Company's non-interest income are reflected in the following table:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        ------------------------
                                                           1996         1995
                                                        -----------  -----------
                                                        (DOLLARS IN THOUSANDS)
Other income:
  Bankcard income...................................... $     6,790  $    4,694
  Bankcard processing expense..........................      (5,124)     (3,462)
  Gain on sale of loans................................      11,538         642
  Loan fees and charges................................       1,747         610
  Amortization of deferred credits.....................         461         460
  Trading account-unrealized gain......................       1,833         --
  Foreclosed real estate, net..........................         556        (170)
  Other, net...........................................         141         163
                                                        -----------  ----------
    Total other income................................. $    17,942  $    2,937
                                                        ===========  ==========

 Bankcard Income and Processing Expense

  The increase in other income for 1996 was due in part to an increase of approximately $2.1 million in bankcard income, from approximately $4.7 million for 1995 to approximately $6.8 million for 1996. The large increase in income from the Company's merchant bankcard operations was primarily due to the development of new accounts. Bankcard processing expense increased by approximately $1.6 million from approximately $3.5 million for 1995 to approximately $5.1 million for 1996. This increase resulted primarily from an increase in bankcard processing due to growth in merchant transactions evidenced by the growth in bankcard income.

 Gains on Sale of Loans

  The increase in other income in 1996 was due primarily to an increase of approximately $10.9 million in gains on sales of loans, from approximately $0.6 million for 1995 to approximately $11.5 million for 1996. This increase was due to gains from the sale of approximately $287.8 million of loans. For the year ended December 31, 1996, gain on sale of whole loans totaled $5.4 million and gains from securitizations totaled approximately $6.1 million.

  Other income also includes loan fees and charges (e.g., late fees, commitment fees). Loan fees and charges increased approximately $1.1 million, from approximately $0.6 million for 1995 to approximately $1.7 million for 1996. The increase was primarily due to an increase in loan volume.

OTHER EXPENSE

  The Company's other expense totaled approximately $15.4 million for 1996 compared to approximately $7.9 million for 1995, an increase of 94.7%.

 Loan Service Fees and Expenses

  The largest component of other expense in 1996 was loan service fees and expense which increased by approximately $3.2 million from approximately $2.0 million for 1995 to approximately $5.2 million for 1996. Loan servicing fees and expenses are paid to the Wilshire Private Companies and include (a) servicing fees and (b) collection-related expenses incurred directly by the Wilshire Private Companies and reimbursed by the Company. Servicing fees for Discounted Loans have been based on a percentage of cash flows collected.

Therefore, when Discounted Loans are sold, servicing fees increase substantially. The volume of loans, particularly Discounted Loans, being serviced for the Company by the Wilshire Private Companies increased substantially during 1996 compared to 1995 due to the substantial growth in the Company's loan pool acquisition activity. In addition, due to a securitization of non-performing loans (primarily Discounted Loans) in March 1996, higher fees associated with the accelerated cash flows to the Savings Banks were paid to the Wilshire Private Companies in the first quarter of that year.

 Compensation and Employee Benefits

  Other expense relating to compensation and employee benefits also increased from approximately $2.5 million for 1995 to approximately $4.5 million for 1996, an increase of approximately $2.0 million (or 77.4%). The increase in compensation and employee benefits during this period reflected normal salary adjustments and an increase in the average number of full-time equivalent employees from 37 for 1995 to 54 for 1996, reflecting the expansion of business activities, particularly loan acquisition activities and the growth of merchant bankcard activities. In addition, the Savings Banks' administrative offices were relocated to Portland, Oregon in August 1996 which resulted in approximately $0.7 million of additional employee compensation.

 FDIC Insurance Premiums

  FDIC insurance premiums increased from approximately $0.7 million for 1995 to approximately $2.4 million for 1996, an increase of approximately $1.7 million (or 230.2%), as a result of growth in deposits outstanding and the SAIF special assessment.

INCOME TAXES

  Income taxes amounted to approximately $0.1 million during 1996 compared to a provision of less than $0.1 million during 1995. This increase was due primarily to assessment of the valuation allowances against deferred tax assets. The Company's effective tax rate amounted to 2.5% and 7.4% during 1996 and 1995, respectively. Differences in the Company's effective tax rates in recent periods compared to combined Federal and State statutory rates were primarily attributable to changes in assessments of the realization of deferred tax assets. Exclusive of such amounts, the Company's effective tax rate amounted to 41% during 1996 and 1995.

     RESULTS OF OPERATIONS--YEARS ENDED DECEMBER 31, 1995 COMPARED TO 1994

NET INTEREST INCOME

  The Company's net interest income was approximately $9.9 million for 1995 compared to approximately $4.1 million for 1994, an increase of 140.8%. The components of the Company's net interest income for these years are discussed below.

 Interest Income

  The Company's interest income was approximately $24.4 million for 1995 compared to approximately $9.6 million for 1994, an increase of 154.8%. The increase in the Company's interest income from 1994 to 1995 was due primarily to an increase in interest received on loans from $7.9 million in 1994 to $21.8 million in 1995. The increase in interest received on loans was a result of a 69.9% increase in the gross principal amount of the Company's holdings of performing loans from approximately $198.6 million in 1994 to approximately $337.5 million in 1995. The Savings Banks made substantial acquisitions of Discounted Loans in June 1995 and Non-Discounted Loans in the fourth quarter of 1995. In addition, the Company acquired Girard in November 1994 and, as a result, the Company's 1994 results of operations only reflect two months of Girard's operations while 1995 results reflect a full year of operations by Girard. In addition, the average rate earned by the Company on its interest-bearing assets increased from 7.08% in 1994 to 9.16% in 1995.

 Interest Expense

  The Company's interest expense was approximately $14.5 million for 1995 compared to approximately $5.5 million in 1994, an increase of 165.4%. The increase in interest expense from 1994 to 1995 was due primarily to an increase in average certificates of deposit outstanding from approximately $118.3 million in 1994 to approximately $231.6 million in 1995 (an increase of 95.8%), which occurred in order to fund the growth of the Company's loan pool acquisition activity. In addition, interest expense increased due to the inclusion of Girard's results of operations for the full year ending December 31, 1995, compared to 1994 which only reflected two months of Girard's operations. In addition, the average interest rate on the Company's borrowings increased from 4.23% to 6.08% from 1994 to 1995.

PROVISIONS FOR LOAN LOSSES

  In connection with its provision for loan losses the Company recorded an expense totaling approximately $4.3 million for 1995 compared to approximately $2.2 million for 1994, an increase of 96.3%.

  The increase in the provisions from 1994 to 1995 was primarily attributable to higher provisions related to the Inherited Loans and having a full year of Girard's operations presented in 1995. The increase in the provisions from 1994 to 1995 was also to a lesser degree attributable to the earthquake in Southern California in January 1994, which affected delinquency and collateral values in 1995. For a discussion of the Company's methods for establishing provisions for loan losses, see "Business--Asset Quality--Allowances for Loan Losses."

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES

  The Company's net interest income after provision for loan losses increased 190.6% to approximately $5.6 million for 1995 from approximately $1.9 million for 1994.

OTHER INCOME

  The Company's other income was approximately $2.9 million for 1995 compared to approximately $1.0 million for 1994, an increase of 197.9%. This increase was primarily attributable to growth in the Company's bankcard operation and gains from the sale of loans. The components of the Company's non-interest income are reflected in the following table:

                                                       YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                           1995         1994
                                                       ------------  -----------
                                                       (DOLLARS IN THOUSANDS)
Other Income:
  Bankcard income..................................... $      4,694  $      635
  Bankcard processing expense.........................       (3,462)       (274)
  Gain on sale of loans...............................          642         --
  Loan fees and charges...............................          610          43
  Amortization of deferred credits....................          460         388
  Foreclosed real estate, net.........................         (170)       (241)
  Other, net..........................................          163         435
                                                       ------------  ----------
    Total other income................................ $      2,937  $      986
                                                       ============  ==========

  The increase in other income in 1995 was due primarily to an increase of approximately $4.1 million in income from merchant bankcard operations, from approximately $0.6 million for 1994 to approximately $4.7 million for 1995. Merchant bankcard processing expense increased by approximately $3.2 million from approximately $0.3 million for 1994 to approximately $3.5 million for 1995. These increases reflect a full year of merchant bankcard operations in 1995 compared to a partial year of operations in 1994. The increase in other income in 1995 was also due in part to approximately $0.6 million in gains on sales of loans in 1995 from no gains on sales of loans for 1994. This increase was due to gains from the 1995 sale of approximately $7.9 million of mortgage loans into a securitization. The increase in other income in 1995 was also due in part to an increase of approximately $0.6 million in loan fees and charges, from less than $0.1 million in 1994 to approximately $0.6 million in 1995. The increases in loan fees and charges are primarily attributable to a 120% increase in the Company's holdings of loans from approximately $103.6 million in 1994 to approximately $228.0 million in 1995.

OTHER EXPENSE

  The Company's other expense totaled approximately $7.9 million for 1995 compared to approximately $4.7 million for 1994, an increase of 68.7%. The largest component of other expense was loan service fees and expenses which increased by approximately $1.8 million from approximately $0.2 million in 1994 to $2.0 million in 1995. This increase resulted from the substantially higher volume of loans being serviced in 1995, including a full year of operations of Girard, and the purchase of a pool of Discounted Loans in June 1995 which was serviced at higher fees. All of the key items of other expense (including loan service fees and expenses, compensation and employee benefits, FDIC insurance premiums and professional services) showed an increase from 1994 to 1995 except for foreclosed real estate (net) and other general and administrative expenses. This increase was primarily attributable to growth in the Savings Banks.

  Other expense relating to compensation and employee benefits increased from approximately $1.9 million in 1994 to approximately $2.5 million in 1995, an increase of $0.6 million (or 30.9%), primarily as a result of an increase in the average number of full-time equivalent employees from 31 in 1994 to 37 in 1995 (including an entire year's compensation expenses for Girard in 1995).

  FDIC insurance premiums increased from approximately $0.3 million in 1994 to approximately $0.7 million in 1995, an increase of approximately $0.4 million (or 176.2%), as a result of growth in certificates of deposit outstanding. Other expense relating to professional services also increased from approximately $0.5 million in 1994 to approximately $1.0 million in 1995 primarily as a result of legal and accounting expenses incurred in connection with a proposed acquisition of another savings bank in 1995, which was not completed due to a failure of the principals ultimately to agree on terms.

  These increases in other expense were partially offset by a small decrease in expenses related to foreclosed real estate (net). Other expenses related to foreclosed real estate (net) were approximately $0.2 million in 1994 and $0.2 million in 1995. Other general and administrative expenses decreased from approximately $1.3 million in 1994 to approximately $1.1 million in 1995, a decrease of 15.3%.

INCOME TAXES

  Income taxes amounted to an expense of less than $0.1 million in 1995 compared to a benefit of approximately $0.5 million for 1994. The Company's effective tax rate amounted to 7.4% and (29.6)% during 1995 and 1994, respectively. Differences in the Company's effective tax rates in recent periods compared to combined Federal and State statutory rates were primarily attributable to changes in assessments of the realization of deferred tax assets. Exclusive of such amounts, the Company's effective tax rate amounted to 41% and (41)% during 1995 and 1994, respectively. For additional information regarding the Company's income tax provisions and tax rates and information regarding net operating loss carryforwards of the Company, see
Note 8 to the Consolidated Financial Statements of the Company.

                        CHANGES IN FINANCIAL CONDITION

 Mortgage-Backed Securities and Other Securities

  The Company intends to sell to the Wilshire REIT a portion of its mortgage-backed securities for approximately $98.1 million. In addition, the Company intends to grant the Wilshire REIT a right of first refusal with respect to MBS Investments. As a consequence, the opportunity for the Company to invest in such assets would be limited to the extent the Wilshire REIT takes advantage of such investment opportunities.

  The Company's holdings of mortgage-backed securities and other securities increased approximately $171.3 million during the nine months ended September 30, 1997 primarily as a result of purchasing certain subordinated securities. For accounting purposes, the Company's mortgage-backed and other securities are classified as available for sale, trading account securities and held to maturity. At September 30, 1997, securities classified as available for sale consisted primarily of subordinate classes of mortgage-backed securities issued by unaffiliated third parties and certain mortgage-backed securities originated by the Wilshire Private Companies. Securities classified as trading account securities consisted primarily of Retained Securities (as defined). At September 30, 1997, securities classified as held to maturity consisted primarily of Government Securities (as defined) that were acquired for liquidity purposes. The following table sets forth the Company's mortgage-backed and other securities available for sale and held to maturity at the dates indicated:

                     MORTGAGE-BACKED AND OTHER SECURITIES

                                                               DECEMBER 31,
                                           SEPTEMBER 30,  -----------------------
                                               1997        1996    1995    1994
                                           -------------  ------- ------- -------
                                                  (DOLLARS IN THOUSANDS)
Available for sale:
  Mortgage-backed securities..............   $201,325     $31,270 $ 9,083 $10,943
Trading account securities:
  Mortgage-backed securities..............     28,163      24,541     --      --
Held to maturity:
  U.S. Government and other securities....      7,442       7,429   6,470   4,505
  Mortgage-backed securities..............     19,367      21,724  13,119  14,439
                                             --------     ------- ------- -------
    Total.................................     26,809      29,153  19,589  18,944
                                             --------     ------- ------- -------
    Total investment securities...........   $256,297(1)  $84,964 $28,672 $29,887
                                             ========     ======= ======= =======

--------
(1) The Company intends to sell to the Wilshire REIT (i) certain mortgage-backed securities which at September 30, 1997 had a book value of $77.4 million and (ii) certain mortgage-backed securities acquired for $18.4 million subsequent to September 30, 1997.

 Loans Net

  The Company or its affiliates intend to sell to the Wilshire REIT (i) U.S. Commercial Investments for approximately $42.9 million and (ii) International Investments in the United Kingdom for approximately $5.3 million. In addition, the Company intends to grant the Wilshire REIT a right of first refusal with respect to U.S. Commercial Investments and International Investments. As a consequence, the opportunity for the Company to invest in such assets would be limited to the extent the Wilshire REIT takes advantage of such investment opportunities.

  Since January 1, 1994, the Company has substantially increased the level of its acquisition of pools of Non- Discounted Loans and Discounted Loans. As a result, the average balance of the Company's portfolio of Non- Discounted Loans and Discounted Loans has increased significantly as illustrated by the following table:

 AVERAGE UNPAID PRINCIPAL BALANCE OF THE PORTFOLIO OF NON-DISCOUNTED LOANS AND
                               DISCOUNTED LOANS

                                                  YEAR ENDED DECEMBER 31,
                                  SEPTEMBER 30,  ----------------------------
                                      1997         1996      1995      1994
                                  -------------  --------  --------  --------
Single-family residential........   $ 686,636    $327,014  $ 93,350  $ 31,414
Multifamily residential..........      91,011(1)   73,470    70,631    36,089
Commercial and other mortgage
 loans...........................     144,019(1)   58,227    53,852    33,163
Consumer and other...............     191,184(2)   29,110    10,137     2,917
                                    ---------    --------  --------  --------
    Total loans..................   1,112,850     487,821   227,970   103,583
Unaccreted discount..............    (264,603)    (17,167)  (10,254)   (4,086)
Allowance for loan losses........     (71,641)    (39,675)  (21,591)   (4,509)
                                    ---------    --------  --------  --------
    Total........................   $ 776,606    $430,979  $196,125  $ 94,988
                                    =========    ========  ========  ========

--------
(1) The Company or its affiliates intend to sell to the Wilshire REIT U.S. Commercial Investments with an aggregate principal balance of approximately $66.3 million.
(2) In the first quarter of 1997, the Company acquired approximately $174.2 million of consumer loans for less than 1.1% of their face amount. Accordingly, the amount shown for "Consumer and other" increased substantially.

  The Company's portfolio of Non-Discounted Loans and Discounted Loans, net of discounts and allowances, increased by approximately $379.4 million during the nine months ended September 30, 1997 primarily as a result of the Company's business strategy of aggressively acquiring Discounted Loans and other mortgage loans.

 Foreclosed Real Estate, Net

  Foreclosed real estate consists of properties acquired by foreclosure or deed-in-lieu thereof on loans held by the Company or properties that were purchased directly. Foreclosed real estate increased by approximately $68.3 million during the nine months ended September 30, 1997 primarily as a result of the foreclosure of certain Discounted Loans acquired in the fourth quarter of 1996 and the first nine months of 1997. The Company actively manages its portfolio of foreclosed real estate with a view to accelerating and maximizing the realization of cash from the disposition of that real estate.

 Due from Affiliate, net

  Due from affiliate, net of approximately $47.4 million at September 30, 1997 was primarily attributable to payments received in the normal course of servicing operations by U.S. Servicer, which had not yet been remitted to the Company.

 Deposits

  Deposits decreased by approximately $93.8 million or 18.7% during the nine months ended September 30, 1997. Pursuant to the Orders, First Bank and Girard are prohibited from increasing their total assets, as measured at the end of each calendar quarter above $145 million and $408 million, respectively, unless such increase is an amount that represents the total net interest credited on deposit liabilities earned during that quarter plus any increase permitted by the Orders in prior quarters. The Savings Banks have complied with these requirements. Accordingly, the Savings Banks have allowed deposits to pay off to the extent not necessary to fund asset growth.

 Notes Payable

  In the fourth quarter of 1996 and the first quarter of 1997, the Company issued $84.2 million of Notes. In the third quarter of 1997, the Company issued $100.0 million of Series A Notes.

 Short-Term Borrowings

  Short-term borrowings increased by approximately $560.4 million during the nine months ended September 30, 1997, resulting from increased use of repurchase agreements and warehouse financing instead of deposits to fund the purchases of loans and securities.

ASSET AND LIABILITY MANAGEMENT

  Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of the Company to manage risks associated with interest rate movements. In general, management's strategy is to limit the Company's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. The Company's asset and liability management strategy is formulated and monitored by the asset and liability committees for the Company and the Savings Banks (the "Asset and Liability Committees") which meet regularly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to hedging transactions, purchase and securitization activity, and maturities of investments and borrowings. The Asset and Liability Committees coordinate with the Savings Banks' boards of directors and the Company's investment committees with respect to overall asset and liability composition.

  Since most of the Company's assets and liabilities reprice relatively frequently, the Company's gap tends to be relatively easy to manage and the Company's interest rate risk analysis focuses less on managing the overall gap and more on ensuring that individual pools of loans are properly hedged. In hedging the interest rate exposure of a fixed-rate or lagging-index asset that is held for sale, the Company creates a hedge which matches the principal amortization of such asset against the maturity of the Company's liabilities generally by entering into short sales or forward sales of U.S. Treasury securities, Government Securities, interest rate futures contracts or interest rate swap agreements. This results in market gains or losses on hedging instruments, in response to interest rate increases or decreases, respectively, which approximate the amount of the corresponding market losses or gains, respectively, on loans being hedged. The Company evaluates the interest rate sensitivity of each pool of loans and decides whether to hedge the interest rate exposure of a particular pool of loans. In general, the Company tends to hedge pools of loans that have fixed rates. The Company generally does not hedge the interest rate risk associated with holding non-lagging index adjustable-rate mortgages pending their sale or securitization due to the decreased significance of such risk. To date, the Company has not experienced any significant costs in hedging pools of loans. In general, when a pool of loans is acquired, the Company will determine whether or not to hedge and, with respect to any sale or financing of any pool of loans through securitization, the Company will determine whether or not to discontinue its duration-matched hedging activities with respect to the relevant loans.

  The Company will seek to purchase IOs to hedge against maturity extension risk in the Company's loan and securities portfolio in the event that the Company encounters slower than anticipated prepayments while still anticipating an acceptable return on the purchase of such IOs. Accordingly, if the underlying mortgage collateral prepays (including prepayments as a result of default and repurchases by the seller) at a rate faster than anticipated, the weighted average life of the IO will be reduced, and the yield to maturity adversely affected. Conversely, if the underlying mortgage collateral prepays at a rate slower than anticipated, the weighted average life of the IO will be extended, with the consequent positive effect on the anticipated yield to maturity.

  The Asset and Liability Committees are authorized to utilize a wide variety of off-balance sheet financial techniques to assist them in the management of interest rate risk. These techniques include interest rate swap agreements, pursuant to which the parties exchange the difference between fixed-rate and floating-rate interest payments on a specified principal amount (referred to as the "notional amount") for a specified period without the exchange of the underlying principal amount. Interest rate swap agreements are utilized by the Company to protect against the narrowing of the interest spread between fixed rate loans and associated liabilities funding those loans. The Company had approximately $214.4 million notional principal amount of interest rate swap agreements outstanding at September 30, 1997, which had the effect of decreasing the Company's net interest income by approximately $0.2 million during the nine months ended September 30, 1997.

  In addition, as required by OTS regulations, the Asset and Liability Committees also regularly review interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity ("MVPE"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and MVPE that is authorized by the boards of directors of the Savings Banks. At September 30, 1997, management estimates based upon the MVPE analysis prepared by the OTS that the percentage change in the Company's MVPE over the ensuing four-quarter period as a result of a 200 basis point increase or decrease in interest rates would be an approximate 7% decrease or 3% increase, respectively. The following table highlights the interest rate sensitivity of the OTS's models of MVPE of a change in rates from 0 to 400 basis points ("bp") as of September 30, 1997:

      INTEREST RATE SENSITIVITY OF THE SAVINGS BANKS' NET PORTFOLIO VALUE

                                                         NET PORTFOLIO VALUE
                                                      --------------------------
                                                      AMOUNT  $ CHANGE  % CHANGE
                                                      ------- --------  --------
                                                       (DOLLARS IN THOUSANDS)
+400bp............................................... $44,781 $(13,435)   (23)%
+300bp...............................................  49,774   (8,442)   (15)%
+200bp...............................................  54,057   (4,159)    (7)%
+100bp...............................................  56,733   (1,483)    (3)%
0bp..................................................  58,216      --     --
-100bp...............................................  59,144      928      2 %
-200bp...............................................  59,793    1,577      3 %
-300bp...............................................  60,547    2,331      4 %
-400bp...............................................  61,692    3,476      6 %

  Management of the Savings Banks believes that the assumptions (including prepayment assumptions) used by it to evaluate the vulnerability of the Savings Banks' operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of the Savings Banks' assets and liabilities and the estimated effects of changes in interest rates on the Savings Banks' net interest income and MVPE could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based. Additionally, the OTS's model does not incorporate all of the terms and features of the hedging instruments.

                        LIQUIDITY AND CAPITAL RESOURCES

  Liquidity is the measurement of the Company's ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund investments, purchase pools of loans, and newly originated mortgage and manufactured housing loans, and for general business purposes. The Company's sources of cash flow include certificates of deposit, securitizations, net interest income, borrowings under its warehouse and repurchase financing facilities from institutional investors and other lenders and public and private debt offerings, including the Notes and the Series A Notes. In certain limited circumstances, the Company also has borrowed money from the Wilshire Private Companies in order to fund the acquisition of loans. The Company repaid such borrowings with the PIK Preferred Stock on July 31, 1997. In addition, the Savings Banks obtain funding through FHLB advances. The Company's liquidity is actively managed on a daily basis and reviewed periodically by the Board of Directors of the Company. This process is intended to ensure the maintenance of sufficient funds to meet the needs of the Company, including adequate cash flows for off-balance sheet instruments.

  Sources of liquidity for the Savings Banks include wholesale and brokered certificates of deposit. At September 30, 1997, the Savings Banks had approximately $400.4 million of certificates of deposit. At

September 30, 1997, scheduled maturities of certificates of deposit during the 12 months ending September 30, 1998 and thereafter amounted to approximately $370.4 million and approximately $30.0 million, respectively. Brokered and other wholesale deposits generally are more responsive to changes in interest rates than core deposits and, thus, are more likely to be withdrawn by the investor upon maturity as changes in interest rates and other factors are perceived by investors to make other investments more attractive. However, management of the Savings Banks believe that the Savings Banks will be able to adjust the rates paid on certificates of deposit to retain deposits in changing interest rate environments and that brokered and other wholesale deposits can be both a relatively cost-effective and stable source of funds.

  At September 30, 1997, the Company's sources of borrowing included (i) uncommitted master repurchase agreements between each of the Savings Banks and Bear Stearns Mortgage Capital Corporation as to which the parties have orally agreed that approximately $210 million in aggregate would be available for the purchase of loans, (ii) a committed $150 million warehouse lending agreement with Prudential Securities Credit Corporation, and (iii) certain repurchase arrangements with major investment banks, including $350 million (committed) under a repurchase agreement with Credit Suisse First Boston Mortgage Capital LLC, $34.9 million (committed) under a repurchase agreement with Salomon Brothers Realty Corp. and $57.8 million (committed) under a repurchase agreement with Salomon Brothers Realty Corp. See "Business--Funding Sources." Sources of borrowings also include FHLB advances, which are required to be secured by eligible securities collateral, and reverse repurchase agreements. At September 30, 1997, the Savings Banks had no FHLB advances outstanding, and were eligible to borrow up to an aggregate of $5.4 million from the FHLB of San Francisco and had approximately $5.4 million of unencumbered mortgage-backed and related securities that could be pledged to secure such borrowings.

  The Company's uses of cash include the funding of purchases of U.S. residential Discounted Loans and Non-Discounted Loans, U.S. commercial Non-Discounted Loans, mortgage-backed securities and newly originated mortgage and manufactured housing loans, payment of interest expenses, repayment of loans, funding of initial over-collateralization requirements for securitizations, operating and administrative expenses, income taxes and capital expenditures. The Company's purchases of pools of loans and other assets are expected to utilize secured borrowings and be highly leveraged. The actual dollar amount of secured borrowings incurred by the Company will vary depending on a number of factors, including the amount of leverage lenders are willing to make available (which will be affected by market conditions), and management's determination as to the appropriate amount of leverage. With respect to pools of U.S. Discounted Loans and U.S. Non-Discounted Loans, the Company generally seeks to fund 90% and 95%, respectively, of the purchase price of such pools of loans with borrowed money. The Company draws on a number of sources to obtain such funds including certificates of deposit and repurchase arrangements with major investment banks. Capital expenditures by the Company have not been material.

  The Company is party to various off-balance sheet financial instruments in the normal course of business to manage its interest rate risk. See "--Asset and Liability Management." The Company conducts business with a variety of financial institutions and other companies in the normal course of business, including counterparties to its off-balance sheet financial instruments. The Company is subject to potential financial loss if the counterparty is unable to complete an agreed upon transaction. The Company seeks to limit counterparty risk through financial analysis and other monitoring procedures.

  Adequate credit facilities and other sources of funding, including the ability of the Company to securitize loans, are essential to the continuation of the Company's ability to purchase pools of loans, mortgage-backed securities and newly originated mortgage and manufactured housing loans. The Company believes that cash flow from operations, the proceeds of certificates of deposit, the availability under the warehouse financing facility and other borrowings, and the net proceeds from securitizations will be sufficient to fund current operating needs, commitments and capital expenditures in the near term.

  Given the Company's rapid growth and assuming that the Company continues to experience such growth, management believes that additional debt and/or equity financing may be required to sustain this level of growth once a substantial portion of the proceeds of this Offering are invested. The Notes and the Series A Notes contain certain limitations on indebtedness which may restrict the ability of the Company to issue additional indebtedness in the future and the Company may be obligated to seek equity financing. There can be no assurance that any such debt or equity financing will be available to the Company on financially attractive terms in the future.

  The Company is required to maintain funds sufficient to meet two semiannual interest payments on the Notes and the Series A Notes in liquid assets. In addition, the Savings Banks are required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. The Company and the Savings Banks have complied with these requirements.

REGULATORY CAPITAL REQUIREMENTS

  Federally-insured savings associations such as the Savings Banks are required to maintain minimum levels of regulatory capital. These standards generally are as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis. In connection with the 1997 examination, the OTS indicated that the capital level of Girard was less than satisfactory and the capital level of First Bank was not adequate in view of their risk profiles, despite the fact that the Savings Banks had capital levels that would otherwise have qualified them as "well capitalized" under OTS regulatory capital requirements. The OTS also indicated that the Savings Banks' current capital requirements may not be appropriate given the deficiencies noted in the examination. As a result, the Orders require First Bank and Girard to maintain core capital and risk-based capital equal to the dollar amount of capital at March 31, 1997, as measured at the end of each calendar quarter. The Orders provide that in the event capital falls below the levels required by the Orders as a result of any determination by the OTS or otherwise that adversely affects the Savings Banks' financial condition, the Savings Banks would have to raise additional capital. If the OTS were to impose higher capital requirements on the Savings Banks or additional capital were required as a result of an adverse determination by the OTS or otherwise, the Company might inject additional capital into the Savings Banks, whether or not such usage of capital is optimal for the Company.

  At September 30, 1997, the total core capital and total risk-based capital amounts of the Savings Banks, compared to the OTS requirements contained in the Orders was as follows:

                                   GIRARD                   FIRST BANK
                         -------------------------- --------------------------
                                    OTS                        OTS
                         ACTUAL  REQUIREMENT EXCESS ACTUAL  REQUIREMENT EXCESS
                         ------- ----------- ------ ------- ----------- ------
Total Core Capital...... $34,617   $33,146   $1,471 $12,736   $11,872    $864
Total Risk-Based
 Capital................ $38,475   $37,610   $  865 $13,889   $13,179    $710

  The following table sets forth the regulatory capital ratios of the Savings Banks at September 30, 1997:

                 REGULATORY CAPITAL RATIOS OF THE SAVINGS BANKS

                                                                 TO BE
                                                            CATEGORIZED AS
                                                          "WELL CAPITALIZED"
                                            FOR CAPITAL          UNDER
                                             ADEQUACY      PROMPT CORRECTIVE
                               ACTUAL       PURPOSES(1)    ACTION PROVISIONS
                            -------------  -------------  -------------------
                            AMOUNT  RATIO  AMOUNT  RATIO    AMOUNT    RATIO
                            ------- -----  ------- -----  ---------- --------
Total Capital to Risk-                             Greater             Greater
 Weighted Assets                                   than or             than or
 (Risk-Based Capital):                             equal to            equal to
  First Bank............... $13,889 15.7%  $ 7,073  8.0%  $    8,841     10.0%

                                                   Greater             Greater
                                                   than or             than or
                                                   equal to            equal to
  Girard...................  38,475 13.1%   23,555  8.0%      29,444     10.0%

Tier 1 Capital to Risk-
 Weighted Assets:
  First Bank...............  12,736 14.4%    3,536  4.0%       5,305      6.0%

                                                    Greater             Greater
                                                    than or             than or
                                                    equal to            equal to
  Girard...................  34,617 11.8%   11,778  4.0%      17,666      6.0%
Core Capital to Tangible
 Assets:
                                                    Greater             Greater
                                                    than or             than or
                                                    equal to            equal to
  First Bank...............  12,736 11.5%    4,417  4.0%       5,521      5.0%

                                                    Greater             Greater
                                                    than or             than or
                                                    equal to            equal to
  Girard...................  34,617  9.9%   13,925  4.0%      17,406      5.0%

Tangible Capital to
 Tangible Assets:
                                                   Greater             Greater
                                                   than or             than or
                                                   equal to            equal to
  First Bank...............  12,736 11.5%    1,656  1.5%       Not applicable

                                                   Greater             Greater
                                                   than or             than or
                                                   equal to            equal to
  Girard...................  34,617  9.9%    5,222  1.5%       Not applicable

--------
(1) These capital adequacy ratios represent the requirements for all savings institutions. The Savings Banks' minimum capital requirements are the ratios specified in the Orders and those in the column containing the "well-capitalized" requirements as well as the capital amounts indicated in the preceding table.

                                   BUSINESS

GENERAL

  The Company primarily acquires pools of performing, sub-performing and non-performing residential and commercial mortgage loans, as well as foreclosed real estate and mortgage-backed securities. The Company also acquires newly originated residential mortgage and manufactured housing loans through correspondents and operates a merchant bankcard processing business. At September 30, 1997, the Company had total assets of approximately $1.4 billion, including approximately $791.0 million of loans, approximately $146.5 million of foreclosed real estate and approximately $256.3 million of mortgage-backed and U.S. government securities. For the nine months ended September 30, 1997, the Company had net income of approximately $12.2 million.

  The Company acquires pools of loans that, at the time of acquisition, consist primarily of either Discounted Loans or Non-Discounted Loans. At September 30, 1997, the Company held approximately $350.5 million of Discounted Loans and approximately $440.5 million of Non-Discounted Loans. The Company generally seeks to acquire smaller pools of loans (those with an aggregate unpaid principal balance of less than $20.0 million) for which there is currently less competitive demand. The Company believes that its willingness to purchase smaller pools of loans enhances its acquisition opportunities and allows the Company to develop long-term relationships and repeat business with financial institutions.

  From 1991 through December 31, 1997, the Company's principal shareholders have overseen the purchase and servicing by the Company and its affiliates of over 450 pools of loans and/or foreclosed real estate for an aggregate purchase price of approximately $2.7 billion. The volume of loan pool acquisitions overseen by the Company's Principal Shareholders has accelerated significantly, growing from 41 pools that were acquired in 1996 for an aggregate purchase price of approximately $578.7 million to 79 pools that were acquired in the first nine months of 1997 for an aggregate purchase price of approximately $873.2 million. Comprehensive criteria and procedures have been established by the Company for evaluating the risks associated with mortgage loans and the real estate securing those loans. In reviewing a pool of loans for possible acquisition, management develops a detailed model from which it estimates the costs of servicing the loans in that pool and the amount and timing of cash flows that can be expected to be generated from the loans to establish an appropriate purchase price. In order to maximize the returns on its investment in a pool of loans, the Company generally funds from 90% to 95% of the purchase price with borrowed funds, including deposits at the Savings Banks. As a result, the Company's asset base is, and following the Offering will continue to be, highly leveraged. See "Risk Factors--Extensive Use of Financial Leverage."

  The Company, through the U.S. Servicer, actively services each acquired loan and property to maximize cash flow, using specialized procedures and proprietary software. Discounted loans generally are resolved within one to two years after acquisition, through foreclosure, compromise, a discounted payoff or reinstatement.Non-Discounted Loans are actively serviced to ensure timely and accurate payments over their remaining lives. At September 30, 1997, the U.S. Servicer was servicing approximately $2.6 billion of assets, including (i) approximately $1.2 billion aggregate principal amount of loans for the Company; (ii) approximately $1.3 billion aggregate principal amount of loans for third parties (including approximately $645.2 million of loans previously securitized by the Company and its affiliates); and (iii) approximately $93.5 million aggregate principal amount of the U.S. Servicer's loans.

  The Company also acquires, through the U.S. Servicer, mortgage and manufactured housing loans originated by correspondents pursuant to guidelines established by the Company under its mortgage loan origination program. Mortgage products offered under this program currently are targeted to higher credit borrowers. From the commencement of its loan origination program through September 30, 1997, the Company has purchased loans totaling approximately $80.2 million in principal amount.

  The Company also conducts a merchant bankcard processing business that generates revenues from merchant discounts and processing fees for VISA(R) and MasterCard(R) credit card transactions, principally mail order, telephone order and audio-text transactions where the lack of a customer's physical presence at the time of a transaction creates a higher risk of chargebacks. The Company focuses on these market niches because management believes they offer higher risk-adjusted returns. The Company attempts to manage its risks through the pricing of its services and managing merchant cash reserves through a software system developed by the Company. During the nine months ended September 30, 1997, net revenues from these operations totaled $1.6 million.

  The Company believes that its success depends upon its ability to (i) properly evaluate credit risk, (ii) efficiently service pools of loans and
(iii) fund acquisitions on a cost effective basis. The Company's objective is to expand in markets where it can capitalize on its core competence in these three areas through a strategy consisting of the following key elements:

  . Growth of Acquisitions of Loan Pools. The Company plans to expand its acquisition of pools of U.S. residential Discounted and Non-Discounted Loans and U.S. commercial Non-Discounted Loans by more actively marketing its services, with a view to adding new customers and developing more repeat business. The Company has granted a right of first refusal to the Wilshire REIT with respect to U.S. Commercial Investments, MBS Investments and International Investments.


  . Expansion of Fee-Based Income.

    . International Third Party Specialty Servicing. The Company intends to continue to expand its third party specialty servicing operations in Western Europe and to develop and acquire servicing operations in Latin America.

    . Management of the Wilshire REIT. The Company will act as the manager and operator of the Wilshire REIT for a management fee and an incentive fee.

  . Expansion of Mortgage Loan Origination Network and Products. The Company plans to further expand its mortgage loan origination program through acquisitions of loan originators, by increasing the number of authorized correspondents and developing new products targeted to those market niches in the mortgage lending market where the Company believes its core competencies give it a competitive advantage.

  . Opportunistic Acquisitions from Specialty Finance Companies. The Company intends to acquire mortgage loans, properties and mortgage-backed securities from distressed sub-prime mortgage lenders and other specialty finance companies. The Company believes that the high levels of debt coupled with the negative cash flow characteristics of many of these businesses and the Company's specialty servicing abilities may present favorable opportunities for the Company.

  . Growth of Merchant Bankcard Processing Operations. The Company plans to continue development of its merchant bankcard processing operations through increased marketing and acquisitions of merchant portfolios and other bankcard processors.

ACQUISITIONS OF POOLS OF LOANS

 General

  Since the late 1980s, a significant market for the purchase of pools of non-performing and sub-performing mortgage loans has developed in the United States. This market initially consisted largely of sales of pools of loans by governmental agencies such as the FDIC and the RTC in connection with the savings and loan crisis. Today, this market is comprised primarily of pools of loans sold by banks, savings institutions, mortgage companies and insurance companies. Management believes that private financial institutions, in order to reduce their servicing costs and more effectively employ their capital, are increasingly outsourcing the resolution of loans, particularly those that are sub-performing and non-performing, to specialized companies with the experience and infrastructure to most efficiently manage those loans.

  The Company acquires pools of loans from a wide variety of sources, including banks, savings institutions, finance companies, leasing companies, mortgage companies, insurance companies and governmental agencies. The Company generally obtains information on available pools of loans from several sources, including referrals from sellers with whom the Company has transacted business in the past. The Company recently began to actively market its services with the intent of developing a larger customer base from which the Company may purchase pools of loans and to develop more repeat business. Pools of loans generally are acquired in auctions through competitive bids or in negotiated transactions. The competition for larger pools of loans generally is more intense and often involves competitive bids. Unlike some of its competitors, the Company is willing to purchase smaller pools of loans (those with an aggregate unpaid principal balance of less than $20.0 million) in negotiated transactions and auctions for which there is currently less competitive demand.

  Prior to making an offer to purchase a pool of loans, the Company conducts an extensive investigation and evaluation of the individual loans comprising the pool of loans and/or the separate parcels of real estate in the pool. This examination typically consists of an analysis of the information provided by the seller (generally, the credit and collateral files for the loans), other relevant material that may be available (including tax records) and the underlying collateral. The Company compares this data with its own mortgage loan database, which contains, among other things, listings of property values and loan loss experience in local markets for similar assets, obtains value opinions from third parties and, in some cases, conducts site inspections. In addition, for Discounted Loans, the Company generally obtains a broker price opinion ("BPO") on each parcel of real property. The Company also reviews information on the local economy and real estate markets including the amount of time generally required to complete foreclosure on real property in the jurisdiction in which the property is located.

  The Company's senior acquisition personnel, who conduct the due diligence review of each pool of loans being considered for purchase, recommend to management the price to be offered for the pool by using a proprietary modeling system that focuses on, among other things, the anticipated future cash flow from each component loan or property. In evaluating anticipated cash flow, the Company makes a number of assumptions concerning the overall pool of loans based on its review of each loan or property, including assumptions as to the percentage of loans to be foreclosed, the timing of the receipt of payments and the expenses associated with servicing the loans. The Company's investment committee, which consists of senior management and the senior acquisition personnel who conduct the due diligence review, makes a final determination as to the offering price. Loan acquisition decisions at First Bank and Girard are made by their respective boards of directors. If an offer is accepted by the seller, the Company and the seller generally enter into a loan sale agreement, which generally contains representations and warranties by the seller concerning the loans being sold and an agreement by the seller to repurchase any loan found to be in breach of those representations and warranties.

  The Company, through the U.S. Servicer, actively services each acquired loan and property to maximize cash flow. Upon acquisition of a pool of loans, servicing personnel begin servicing each loan or property within the pool based on a preliminary servicing plan or a revised servicing plan and employ specialized procedures and proprietary software designed to efficiently service performing loans, non-performing loans and foreclosed real estate.

 Discounted Loans

  Discounted Loans consist primarily of non-performing residential mortgage loans that are purchased at significant discounts to their unpaid principal balances. After a pool of Discounted Loans is acquired, the Company, through the U.S. Servicer, seeks to resolve the Discounted Loans as expeditiously as possible, generally within one to two years. Discounted Loans require more intensive servicing than Non-Discounted Loans. The servicing plan for Discounted Loans generally consists of foreclosure, compromise, a discounted payoff or, in some cases, reinstatement. Discounted Loans become foreclosed real estate on the Company's balance sheet when the Company obtains title to the underlying properties through foreclosure or otherwise as part of its resolution of those loans.

  The Company is willing to purchase smaller pools of Discounted Loans for which there is currently less competitive demand. The Company believes that its willingness to purchase smaller pools of loans enhances its acquisition opportunities and allows the Company to develop long-term relationships and repeat business with private financial institutions. The following table sets forth the number and aggregate purchase price of pools of Discounted Loans of various sizes acquired during the periods indicated:

             ACQUIRED POOLS OF DISCOUNTED LOANS BASED ON POOL SIZE

                                                  YEAR ENDED DECEMBER 31,            TOTAL
                                            ----------------------------------- ----------------
                            NINE MONTHS
                               ENDED                                                 SINCE
                         SEPTEMBER 30, 1997     1996        1995        1994    JANUARY 1, 1994
                         ------------------ ------------ ----------- ---------- ----------------
                          NO.     AMOUNT    NO.  AMOUNT  NO. AMOUNT  NO. AMOUNT  NO.    AMOUNT
                         ------------------ --- -------- --- ------- --- ------ ----------------
                                                 (DOLLARS IN THOUSANDS)
Pool Size:
 Less than $5 million...     29 $    52,700   4 $  1,892   6 $ 2,620   1 $2,538    40 $   59,750
 Over $5 million to $10
  million...............      8      52,993   1    6,588 --      --  --     --      9     59,581
 Over $10 million to $20
  million...............      2      33,370 --       --  --      --  --     --      2     33,370
 Over $20 million to $50
  million...............      4     109,205   2   54,583   1  26,604 --     --      7    190,392
 Over $50 million.......      1      68,663   4  261,096 --      --  --     --      5    329,759
                         ------ ----------- --- -------- --- ------- --- ------ ----- ----------
  Total.................     44 $   316,931  11 $324,159   7 $29,224   1 $2,538    63 $  672,852
                         ====== =========== === ======== === ======= === ====== ===== ==========

  At September 30, 1997, the unpaid principal balance of the Company's portfolio of Discounted Loans, net of unaccreted discount and valuation allowance, aggregated approximately $350.5 million or 25.6% of the Company's total assets. The following table sets forth the composition of the Company's portfolio of Discounted Loans by type at the dates indicated:

                        COMPOSITION OF DISCOUNTED LOANS

                                                         DECEMBER 31,
                                     SEPTEMBER 30, --------------------------
                                         1997        1996      1995     1994
                                     ------------- --------  --------  ------
                                             (DOLLARS IN THOUSANDS)
 Discounted Loans:
  Single-family residential.........   $ 397,177   $276,759  $ 50,937  $  348
  Multifamily residential...........      12,876        317       --      --
  Commercial real estate(1).........      57,224      4,919     1,523     432
  Consumer and other(2).............     187,835      1,342       979   2,215
                                       ---------   --------  --------  ------
Total Discounted Loans..............     655,112    283,337    53,439   2,995
Unaccreted discount and deferred
 fees(2)............................    (270,509)   (58,088)   (6,671)   (470)
Valuation allowance(3)..............     (34,143)    (5,619)  (15,414)   (431)
                                       ---------   --------  --------  ------
Total Discounted Loans, net.........   $ 350,460   $219,630  $ 31,354  $2,094
                                       =========   ========  ========  ======

--------
(1) The Company or its affiliates intend to sell to the Wilshire REIT certain U.S. Commercial Investments having an aggregate principal balance of approximately $66.3 million.
(2) In the first quarter of 1997, the Company acquired approximately $174.2 million of consumer loans for less than 1.1% of their face amount. Accordingly, the amounts shown for "Consumer and other" and "Unaccreted discount and deferred fees" increased substantially.
(3) For discussion of the valuation allowance allocation for purchase discount, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters."

  The real properties that secure the Company's Discounted Loans are located throughout the United States. The following table sets forth the states with the greatest concentration of those properties and the unpaid principal balance of the Discounted Loans which are secured by such properties at September 30, 1997:

                 GEOGRAPHIC CONCENTRATION OF DISCOUNTED LOANS

                                                         SINGLE-FAMILY     MULTIFAMILY   COMMERCIAL REAL
                                                          RESIDENTIAL      RESIDENTIAL       ESTATE           TOTAL
                                                        ---------------- --------------- --------------- ----------------
                                                         AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT  ANNUAL  PERCENT
                                                        -------- ------- ------- ------- ------- ------- -------- -------
                                                                             (DOLLARS IN THOUSANDS)
New York............................................... $127,889   32.2% $   379    2.9% $ 8,875   15.5% $137,143   29.3%
New Jersey.............................................   82,575   20.8    2,042   15.9    5,226    9.1    89,843   19.2
Connecticut............................................   28,876    7.3    3,476   27.0   15,928   27.8    48,280   10.3
California.............................................   26,165    6.6    5,586   43.4   13,801   24.1    45,552    9.7
Pennsylvania...........................................   22,935    5.8        0    0.0      474    0.8    23,409    5.0
Other..................................................  108,737   27.3    1,393   10.8   12,920   22.7   123,050   26.5
                                                        --------  -----  -------  -----  -------  -----  --------  -----
  Total................................................ $397,177  100.0% $12,876  100.0% $57,224  100.0% $467,277  100.0%
--------------------------------------------------
                                                        ========  =====  =======  =====  =======  =====  ========  =====

 Non-Discounted Loans

  Non-Discounted Loans consist primarily of performing and sub-performing residential mortgage loans that are purchased at or near their unpaid principal balances. Non-Discounted Loans on the Company's balance sheet include acquired pools of Non-Discounted Loans and newly originated mortgage and manufactured housing loans purchased by the Company pursuant to its mortgage loan origination program. See "--Mortgage Loan Origination." The Company generally holds Non-Discounted Loans as interest earning assets until they are repaid or sold through a securitization, whole loan sale or otherwise. Non-Discounted Loans are actively serviced, through the U.S. Servicer, to ensure timely and accurate payments. The servicing activities generally involve extensive customer contact for sub-performing loans to ensure that loans are reinstated and remain current and far less customer contact for performing loans so long as the obligor remains current with respect to contractual payments. If a Non-Discounted Loan becomes delinquent for an extended period, the Company, through the U.S. Servicer, generally seeks to resolve the loan as quickly as possible through foreclosure, compromise, a discounted payoff or, in some cases, reinstatement, among other options.

  The following table sets forth the number and aggregate purchase price of pools of Non-Discounted Loans of various sizes acquired during the periods indicated:

           ACQUIRED POOLS OF NON-DISCOUNTED LOANS BASED ON POOL SIZE

                                                                              YEAR ENDED DECEMBER 31,             TOTAL
                                                                       ------------------------------------- ----------------
                                                       NINE MONTHS
                                                          ENDED                                                   SINCE
                                                    SEPTEMBER 30, 1997     1996         1995        1994     JANUARY 1, 1994
                                                    ------------------ ------------ ------------ ----------- ----------------
                                                     NO.     AMOUNT    NO.  AMOUNT  NO.  AMOUNT  NO. AMOUNT  NO.    AMOUNT
                                                    ------------------ --- -------- --- -------- --- ------- ----------------
                                                                             (DOLLARS IN THOUSANDS)
Pool Size:
Less than $5 million.........................           21 $    45,432  25 $ 40,267  22 $ 80,319  35 $22,201  103 $   188,219
Over $5 million to $10 million...............            6      40,156 --       --    3   26,642   1   5,295   10      72,093
Over $10 million to $20 million..............            2      24,139   3   41,418 --       --    1  11,527    6      77,084
Over $20 million to $50 million..............            3      96,752   1   45,263 --       --  --      --     4     142,015
Over $50 million.............................            3     349,752   1  127,569   1   50,710 --      --     5     528,031
                                                    ------ ----------- --- -------- --- -------- --- ------- ---- -----------
Total........................................           35 $   556,231  30 $254,517  26 $157,671  37 $39,023  128 $ 1,007,442
                                                    ====== =========== === ======== === ======== === ======= ==== ===========

  At September 30, 1997, the unpaid principal balance of the Company's portfolio of Non-Discounted Loans, net of unaccreted discount and valuation allowance, aggregated approximately $440.6 million or 32.2% of the Company's total assets. The following table sets forth the composition of the Company's portfolio of Non-Discounted Loans by type at the dates indicated:

                      COMPOSITION OF NON-DISCOUNTED LOANS

                                                        DECEMBER 31,
                                   SEPTEMBER 30, ----------------------------
                                       1997        1996      1995      1994
                                   ------------- --------  --------  --------
                                            (DOLLARS IN THOUSANDS)
Non-Discounted Loans:
  Single-family residential.......   $277,231    $ 74,895  $139,566  $ 53,095
  Multifamily residential.........     78,806      69,044    71,239    77,884
  Commercial real estate..........    108,414      63,374    53,458    57,881
  Consumer and other..............     50,747      22,817    19,753     6,733
                                     --------    --------  --------  --------
Total Non-Discounted loans........    515,198     230,130   284,016   195,593
Unaccreted discount and deferred
 fees.............................    (18,151)     (6,232)  (14,362)   (8,946)
Valuation allowance(1)............    (56,488)    (31,936)  (10,237)   (7,270)
                                     --------    --------  --------  --------
  Total Non-Discounted Loans,
   net............................   $440,559    $191,962  $259,417  $179,377
                                     ========    ========  ========  ========

--------
(1) For a discussion of the valuation allowance allocation for purchase discount, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters."

  The real properties that secure the Company's Non-Discounted Loans are located throughout the United States. The following table sets forth the states with the greatest concentration of those properties and the unpaid principal balance of the Non-Discounted Loans which are secured by such properties at September 30, 1997:

               GEOGRAPHIC CONCENTRATION OF NON-DISCOUNTED LOANS

                                                        SINGLE-FAMILY     MULTIFAMILY      COMMERCIAL
                                                         RESIDENTIAL      RESIDENTIAL     REAL ESTATE         TOTAL
                                                       ---------------- --------------- ---------------- ----------------
                                                        AMOUNT  PERCENT AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT
                                                       -------- ------- ------- ------- -------- ------- -------- -------
                                                                             (DOLLARS IN THOUSANDS)
California............................................ $ 75,772   27.3% $49,964   63.4% $ 50,397   46.5% $176,133   37.9%
New York..............................................   33,093   11.9    9,194   11.7    16,598   15.3    58,885   12.7
New Jersey............................................   36,870   13.3      918    1.2     5,850    5.4    43,638    9.4
Massachusetts.........................................   15,431    5.6      555    0.7       882    0.8    16,868    3.6
Pennsylvania..........................................   15,218    5.5      --     0.0       358    0.3    15,576    3.4
Other.................................................  100,847   36.4   18,175   23.0    34,329   31.7   153,351   33.0
                                                       --------  -----  -------  -----  --------  -----  --------  -----
Total................................................. $277,231  100.0% $78,806  100.0% $108,414  100.0% $464,451  100.0%
                                                       ========  =====  =======  =====  ========  =====  ========  =====

  The following table sets forth certain information at September 30, 1997 regarding the dollar amount for Non-Discounted Loans maturing based on their contractual terms to maturity and includes scheduled payments but not potential prepayments, as well as the respective dollar amounts of those loans which have fixed or adjustable interest rates. No information is shown with respect to Discounted Loans because those loans, by definition, are in default and unlikely to mature in accordance with their stated amortization schedules. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less. Loan balances have not been reduced for undisbursed loan proceeds, unearned discounts and the allowance for loan losses.

                       MATURITY OF NON-DISCOUNTED LOANS

                                                  MATURING IN
                                 ---------------------------------------------
                                           AFTER ONE    AFTER FIVE
                                 ONE YEAR YEAR THROUGH YEARS THROUGH AFTER TEN
                                 OR LESS   FIVE YEARS    TEN YEARS     YEARS
                                 -------- ------------ ------------- ---------
                                            (DOLLARS IN THOUSANDS)
Single-family residential.......  $5,950    $ 8,672       $10,177    $252,432
Multifamily residential.........  16,978     17,166        22,015      22,647
Commercial and other mortgage
 loans..........................  27,580     35,749        17,370      27,715
Consumer and other..............  20,060     15,220         4,418      11,049
Interest rate terms on amounts
 due after one year.............
  Fixed.........................     --      40,771        26,150     257,619
  Adjustable....................     --      36,036        27,830      56,224

  Scheduled contractual principal repayments are not necessarily predictive of the actual maturities of Non-Discounted Loans because of prepayments and, in the case of conventional mortgage loans, due-on-sale clauses. The average life of mortgage loans, particularly fixed-rate loans, tends to increase when prevailing mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than prevailing mortgage loan rates.

 Discounted Loan and Non-Discounted Loan Activity

  The following table sets forth the activity in the Company's portfolio of Discounted Loans and Non-Discounted Loans (excluding originations, which are shown separately) during the periods indicated. The amounts shown in the following table represent the unpaid principal balance of the loans.

                            LOAN PORTFOLIO ACTIVITY

                           NINE MONTHS ENDED
                            SEPTEMBER  30,          YEAR ENDED DECEMBER 31,
                          ----------------------  -----------------------------
                             1997         1996      1996       1995      1994
                          ----------    --------  ---------  --------  --------
                                      (DOLLARS IN THOUSANDS)
Balance at beginning of
 period.................  $  513,467    $337,455  $ 337,455  $198,588  $ 74,045
Discounted Loan
 purchases:
  Single-family
   residential..........     238,792         --     336,614    49,662     1,542
  Multifamily
   residential..........      14,059(1)      --         464        96       --
  Commercial and other
   mortgage loans.......      54,305(1)      --      10,741       869     1,843
  Consumer and other
   loans(2).............     187,493         --         444     5,368       239
                          ----------    --------  ---------  --------  --------
    Total Discounted
     Loans purchased....     494,649         --     348,263    55,995     3,624
Non-Discounted Loan
 purchases(3):
  Single-family
   residential..........     596,623     221,581    239,263   121,883    36,462
  Multifamily
   residential..........      25,523(1)      --         507       --     61,247
  Commercial and other
   mortgage loans.......      54,040(1)      --       6,803     2,126    31,091
  Consumer and other
   loans................      18,934      18,742     18,791    11,012    10,847
                          ----------    --------  ---------  --------  --------
    Total Non-Discounted
     Loans purchased....     695,120     240,323    265,364   135,021   139,647
Originations:
  Single-family
   residential..........      39,466       1,906      1,906     3,508     1,478
  Multifamily
   residential..........         --          374        374     1,180       252
  Commercial and other
   mortgage loans.......         --          --         --      4,060     2,615
  Consumer and other
   loans................      11,496         --         --        --        --
                          ----------    --------  ---------  --------  --------
    Total loans
     originated.........      50,962       2,280      2,280     8,748     4,345
Sales of Loans..........    (350,584)    (27,965)  (326,236)  (16,673)      --
Principal repayments,
 net of capitalized
 interest...............    (116,969)    (37,789)   (54,180)  (27,464)  (14,813)
Transfer to foreclosed
 real estate and other..    (116,335)    (12,350)   (59,479)  (16,760)   (8,260)
                          ----------    --------  ---------  --------  --------
Net increase in loans...     656,843     164,499    176,012   138,867   124,543
                          ----------    --------  ---------  --------  --------
Balance at end of
 period.................  $1,170,310    $501,954  $ 513,467  $337,455  $198,588
                          ==========    ========  =========  ========  ========

--------
(1) The Company or its affiliates intend to sell to the Wilshire REIT certain U.S. Commercial Investments with an aggregate principal balance of approximately $66.3 million and International Investments in the United Kingdom with an aggregate principal balance of approximately $14.9 million.
(2) In the first quarter of 1997, the Company acquired approximately $174.2 million of consumer loans for less than 1.1% of their face amount. Accordingly, the amounts shown for "Consumer and other loans" and "Unaccreted discount and deferred fees" increased substantially.
(3) Excludes originations.

 International Assets and Operations

  The Company intends to sell to the Wilshire REIT a participation interest in two pools of loans in the United Kingdom: (i) a pool of Discounted Loans with an aggregate outstanding principal balance of approximately $12.3 million, and
(ii) a pool of Non-Discounted Loans with an aggregate outstanding principal balance of approximately $2.6 million. The purchase price for these pools of loans will be approximately $5.3 million.

  The Company intends to grant the Wilshire REIT an option to purchase all or a portion of the Company's interest in two portfolios of International Investments in France for a purchase price of up to $110.0 million (including approximately $40.9 million held on the Company's balance sheet at September 30, 1997). The Wilshire REIT is currently evaluating the suitability of such investments under U.S. tax and French law.

  The Company intends to grant a right of first refusal to the Wilshire REIT with respect to International Investments. As a consequence, the opportunity for the Company to invest in such assets would be limited to the extent the Wilshire REIT takes advantage of such investment opportunities.

  The Company in the fourth quarter of 1996 expanded its loan acquisition activities to the United Kingdom and France. At September 30, 1997, the Company had established offices in London and Paris and had 38 full time employees at those locations, including the former head of Securum Holdings N.V., a Swedish company responsible for the resolution of impaired real estate loans made by Swedish banks throughout Europe. The Company also established loan servicing operations in the United Kingdom and France to service loans for itself and third parties. The Company believes that there is a demand in the European market for U.S.-style loan servicing, with its automated systems and detailed investor reporting and aggressive workout approaches. Most purchasers of distressed loans in the United Kingdom and France are U.S. based and have utilized U.S.-style servicing and investor reporting in connection with the purchase of distressed loans in the United States. With the exception of recently originated loans, the prevailing loan servicing and reporting systems in the United Kingdom and France are less technologically developed and more labor intensive than those in the United States. The Company's loan servicing operations in Western Europe utilize the U.S. Servicer's servicing system, which has been adapted for servicing loans in Western Europe.

  From the commencement of operations in Western Europe in September 1996 until September 30, 1997, the Company has acquired one pool of Discounted Loans and one pool of Non-Discounted Loans in the United Kingdom with aggregate outstanding principal amounts of approximately $12.3 million and $2.6 million, respectively, and has purchased a French company which owns two portfolios of Non-Discounted Loans and two portfolios of Discounted Loans and foreclosed real estate in France for an aggregate purchase price of approximately $40.6 million. In September 1997, the Company committed, along with an internationally recognized investment bank, to acquire from a major European insurance company its portfolio of commercial Discounted and Non-Discounted Loans and residential Discounted Loans in France for an aggregate purchase price of approximately $150.5 million (for which the Company would be responsible for half).

  Foreign currencies have been translated based on exchange rates at September 30, 1997 in the United Kingdom at (Pounds)0.6156 and in France at 5.9312 French Francs to the U.S. Dollar, respectively.

 Mortgage-Backed Securities

  The Company intends to sell to the Wilshire REIT a portion of its mortgage-backed securities for approximately $98.1 million. In addition, the Company intends to grant a right of first refusal to the Wilshire REIT with respect to MBS Investments. As a consequence, the opportunity for the Company to invest in MBS Investments would be limited to the extent the Wilshire REIT takes advantage of such investment opportunities.

  The Company has acquired mortgage-backed securities, consisting primarily of subordinate interests in private-label securities backed by loans that were originated by and are being serviced by unaffiliated third parties ("Private-Label Securities"), as well as certain governmental agency and other securities ("Government Securities") held for liquidity purposes. In addition, the Company retains or, in certain cases, acquires in the secondary market subordinate and other classes of mortgage-backed securities backed by loans that were previously held in the portfolio of the Company or the Wilshire Private Companies and for which the Company is continuing to act as servicer ("Retained Securities"). The Company acquires mortgage-backed securities, consisting primarily of Private-Label Securities and Government Securities held for liquidity purposes. Management believes that its experience in acquiring pools of loans allows it to more effectively evaluate the risks associated with a pool of loans that supports an issue of mortgage-backed securities being considered for purchase and price those securities. Management also believes that the size and liquidity of the market for subordinate classes of mortgage-backed securities and the relatively small size of those classes may from time to time result in the underpricing of these securities in the market, providing the Company with attractive acquisition opportunities. The Company's strategy is to invest in subordinate classes of mortgage-backed securities which the Company believes are likely to experience a ratings upgrade as a result of payment history, prepayment or default experience or otherwise. The following table sets forth the Company's holdings of mortgage-backed and other government securities at the dates indicated:

             MORTGAGE-BACKED SECURITIES AND GOVERNMENT SECURITIES

                                                             DECEMBER 31,
                                      SEPTEMBER 30,     -----------------------
                                          1997           1996    1995    1994
                                      -------------     ------- ------- -------
                                             (DOLLARS IN THOUSANDS)
Private-Label Securities.............   $145,827(1)(2)  $21,382 $   --  $   --
Retained Securities..................     71,003(1)(3)   28,239     --      --
Government Securities................     39,467         35,343  28,672  29,887
                                        --------        ------- ------- -------
  Total..............................   $256,297        $84,964 $28,672 $29,887
                                        ========        ======= ======= =======

--------
(1) The Company intends to sell to the Wilshire REIT (i) certain Private-Label Securities with a carrying value at September 30, 1997 of approximately $47.2 million, (ii) certain Retained Securities with a carrying value at September 30, 1997 of approximately $30.2 million and (iii) certain Private-Label Securities acquired for $18.4 million subsequent to September 30, 1997.
(2) Includes $37.6 million of purchased IOs.
(3) Includes $3.3 million of purchased IOs.

  The Company may invest in IOs, which are entitled to no (or only nominal) payments of principal, but only to payments of interest. The holder of an IO may be entitled to receive a stated rate of interest on a notional principal balance equal to the principal balance of the mortgage collateral, that portion that bears interest in excess of a certain rate on one or more classes of mortgage-backed securities (such as where the mortgage collateral (or portion thereof) carries an 8.5% interest rate after servicing costs, and the holders of the other classes are entitled to receive 8.0% interest, leaving 0.5% for the holder of the IO). Alternatively, the holder of an IO may be entitled to a variable rate of interest on a nominal principal balance that adjusts based upon adjustment in the interest rate of the underlying mortgage collateral.

  The Company will seek to purchase IOs to hedge against maturity extension risk in the Company's loan and securities portfolio in the event that the Company encounters slower than anticipated prepayments while still anticipating an acceptable return on the purchase of such IOs. Accordingly, if the underlying mortgage collateral prepays (including prepayments as a result of default and repurchases by the seller) at a rate faster than anticipated, the weighted average life of the IO will be reduced, and the yield to maturity adversely affected. Conversely, if the underlying mortgage collateral prepays at a rate slower than anticipated, the weighted average life of the IO will be extended, with the consequent positive effect on the anticipated yield to maturity.

  Prior to making an offer to purchase a pool of Private-Label Securities, the Company conducts an extensive investigation and evaluation of the underlying pool of loans. This examination typically includes an analysis of the information provided by the seller, other relevant material that may be available (including tax records) and, in some cases, the underlying collateral. The Company compares this data with its own mortgage loan database, which contains among other things, listings of property values and loan loss experience in local markets for similar assets, and, in some cases, conducts site inspections. In addition, the Company obtains BPOs on a sample of the real properties underlying the loans. The Company generally obtains BPOs for larger loans, particularly if such loans have large balances, are non-owner occupied, are for second homes or are located in unusual places. The Company also evaluates the servicer and reviews information on the local economy and real estate markets in which the properties are located. In determining the purchase price for the mortgage-backed securities, the Company prepares a model which focuses on different prepayment speeds in conjunction with various default and loss assumptions.

  At September 30, 1997, the Company's two largest holdings of Private-Label Securities were First Plus Home Loan Owner Trust, Series 1997-3 CL B2 and Salomon Brothers Mortgage Securities VII Inc. Mortgage Pass Through Certificates Series 1997-LB1 CE, which represented 15.6% and 12.9% of the Company's portfolio. The following table sets forth the Company's holdings of Private-Label Securities at September 30, 1997:

                           PRIVATE-LABEL SECURITIES

                                                                 PERCENT TO
                                 NUMBER OF   CARRYING            BE SOLD TO
RATING CATEGORY(1)              INVESTMENTS    VALUE          THE WILSHIRE REIT
------------------              ------------ -------------    -----------------
                                (DOLLARS IN THOUSANDS)
AAA/Aaa1 to A-/A3..............            1 $       1,992            0.0%
BBB+/Baa1 to BBB-/Baa3.........            7        48,536          17.10
BB+/Ba1 to BB-/Ba3.............           18        44,864          39.28
B+/B1 to B-/B3.................            6        13,400          25.90
Unrated........................            8        37,035          48.02
                                    -------- -------------
  Total........................           40 $     145,827(2)
                                    ======== =============

--------
(1) Rating by independent rating agency at September 30, 1997.
(2) The Company intends to sell to the Wilshire REIT (i) certain Private-Label Securities with a carrying value at September 30, 1997 of approximately $47.2 million and (ii) certain Private-Label Securities acquired for $18.4 million subsequent to September 30, 1997.

  The Company generally retains or, in certain cases, acquires Retained Securities issued in connection with the securitization of its loans. The following table sets forth information regarding the Company's Retained
Securities:

                              RETAINED SECURITIES

                                                             CARRYING VALUE
                                                         -----------------------------
                                                                                             PERCENT TO
                                                                        SEPTEMBER 30,        BE SOLD TO
    ISSUE NAME       CLASS RATING    COLLATERAL TYPE     INITIAL             1997         THE WILSHIRE REIT
    ----------       ----- ------    ---------------     -----------    --------------    -----------------
                                                         (DOLLARS IN THOUSANDS)
Wilshire Cons. 95A    B     NR    Miscellaneous Consumer $    14,054       $    17,638           50.0%
Wilshire Mtg 95A      B     NR    Manufacturing Housing        5,115             3,905          100.0
Wilshire Mtg 95-MA1   B     NR    Home Equity                  3,882             5,746          100.0
Wilshire Mtg 95-MF1   B     NR    Home Equity                  1,526             2,259          100.0
Wilshire Mtg 1996-2   B     NR    Residential Loans           11,507            10,284            0.0
WFC 1996-3            AIO   AAA   Residential Loans            2,697(1)          2,522          100.0
WFC 1996-3            B1    BB    Residential Loans            5,412             5,260           50.0
WFC 1996-3            B2    B     Residential Loans            3,528             3,397           50.0
WFC 1996-3            B3    NR    Residential Loans            4,563             4,302           50.0
WFC 1996-3            FIO   AAA   Residential Loans            1,119(1)            782          100.0
Wilshire Mtg 1996-4   B     NR    Residential Loans              585             1,274            0.0
Wilshire Mtg 1996-4   C     NR    Residential Loans            3,113             2,371            0.0
WFC 1997-1            B1    BB    Residential Loans            8,783             8,849            0.0
WFC 1997-1            B2    B     Residential Loans            1,048             1,063            0.0
WFC 1997-1            B3    NR    Residential Loans            1,321             1,351            0.0
                                                         -----------       -----------
  Total                                                  $    68,253       $    71,003(2)
                                                         ===========       ===========

--------
(1) Purchased IOs.
(2) The Company intends to sell certain Retained Securities to the Wilshire REIT with a carrying value at September 30, 1997 of approximately $30.2 million.

MORTGAGE LOAN ORIGINATION

  The Company, through the U.S. Servicer, operates a mortgage loan origination program for the origination, through correspondents, of related first and second lien mortgage loans and manufactured housing loans. The U.S. Servicer originates residential mortgage loans in accordance with the Company's guidelines through its correspondent relationships and transfers the newly originated mortgage loans to the Company, which simultaneously provides the funding for those loans. The U.S. Servicer is reimbursed for fees and expenses incurred in connection with their origination activities but do not receive any compensation. The Company does not seek to compete broadly with other mortgage and secured loan originators but, instead, targets market niches where management believes its experience in evaluating credit risk and servicing nonconforming loans gives it a competitive advantage. For example, the Company has developed loan products that permit first time home buyers, who are otherwise qualified according to federal agency guidelines but who do not have sufficient funds for a down payment, to purchase a home using 100% financing. The Company recently launched two new products: a 100% financed mortgage loan, financing up to 100% of the appraised value of the related property with mortgage insurance or loan pool insurance covering in excess of 67% of the appraised value; and a 95% financed, no-income verification mortgage loan, financing up to 95% of the appraised value of the related property with mortgage insurance or loan pool insurance covering in excess of 67% of the appraised value. To date, the Company has targeted higher credit quality borrowers for its mortgage loan origination program. The Company's borrowers generally conform to Federal Home Loan Mortgage Corporation ("Freddie Mac") credit underwriting guidelines.

  The Company entered into a letter of intent to acquire certain assets of a mortgage loan originator located in California for a purchase price of approximately $2.8 million. The Company also entered into a letter of intent to acquire a manufactured housing loan originator located in California for a purchase price of approximately $5.7 million. There can be no assurance as to when or if such acquisitions will be completed.

  All borrowers and collateral must meet the Company's credit underwriting guidelines. The Company believes that the higher risk generally associated with nonconforming loans is offset by the Company's strong credit underwriting guidelines and the higher pricing associated with these loans. The Company intends to expand this business by developing new products, increasing correspondent relationships and targeting homebuilders and manufactured housing companies that concentrate on first-time buyers.

  At September 30, 1997, the U.S. Servicer had approximately 125 approved correspondents, each of which has been subject to a thorough due diligence and approval process to better provide quality and integrity, as a source of new business. The agreement with each correspondent requires, among other things, specified minimum levels of experience in origination of nonconforming mortgage loans and representations and warranties from the correspondent and buy-back provisions identical to those required of the Company for the securitization of loans. Correspondents originate loans based on guidelines provided by the Company and sell the loans to the U.S. Servicer on a servicing-released basis.

  The Company's guidelines set forth the specific lending requirements as they relate to the processing, underwriting, property appraisal, closing, funding and delivery of loans to borrowers. Once a correspondent has completed its underwriting process, it will submit the initial loan application to the Company's underwriting department, which reviews the application and performs its own underwriting analysis. Evaluations of initial loan applications are conducted by employees who specialize in the analysis of loans, often with further specialization based on geographic or collateral specific factors. Initial loan applications are reviewed for completeness, accuracy, and compliance with the Company's underwriting criteria and governmental regulations. The Company's underwriting criteria, which are similar to Freddie Mac credit underwriting guidelines, focus on debt-to-income ratios, loan-to-value ratios, current credit reports on potential borrowers, property appraisals and a potential borrower's employment history. As part of the underwriting process, the Company requires an additional field review appraisal of the collateral to be conducted by an approved third party at the correspondent's expense. Loans that do not conform to the Company's guidelines are rejected and returned to the correspondent. Variations from the Company's underwriting guidelines must be approved by an appropriate officer of the Company.

  From the commencement of its mortgage loan origination program through September 30, 1997, the Company has purchased loans totaling approximately $80.2 million in principal amount. At September 30, 1997, the unpaid principal balance of the outstanding loans purchased by the Company under this program was approximately $75.1 million and the weighted average interest rate and maturity of those loans were 11.7% and 278 months, respectively. The weighted average principal balance of those loans at origination was approximately $47,347. Approximately 30.84%, 13.91%, 6.58%, 4.14% and 4.03% of the original principal amount of those loans were originated in California, Oregon, Texas, Washington and Virginia, respectively.

  From the commencement of its mortgage loan origination program through September 30, 1997, the Company has foreclosed on one property. The following table sets forth, as of September 30, 1997, information with respect to the delinquency of loans originated under the Company's mortgage loan origination program:

             DELINQUENCY STATUS OF MORTGAGE ORIGINATION PORTFOLIO
                            (AT SEPTEMBER 30, 1997)

                                                     NO. OF PRINCIPAL PERCENT OF
                                                     LOANS   BALANCE  PORTFOLIO
                                                     ------ --------- ----------
                                                       (DOLLARS IN THOUSANDS)
  Period of Delinquency:
    31-60 days......................................   63    $1,578      2.10%
    61-90 days......................................   60     3,279      4.37
    91 days or more.................................   46     2,686      3.58
                                                      ---    ------     -----
      Total.........................................  169    $7,543     10.05%
                                                      ===    ======     =====

MERCHANT BANKCARD PROCESSING OPERATIONS

  The Company is continuing to develop its merchant bankcard processing operations, which generate revenues through merchant discounts and processing fees for VISA and MasterCard transactions. The Company's bankcard processing operations focus on certain high-risk market niches, principally mail order/telephone order and audio-text transactions, where the Company believes it obtains higher returns. These market niches present higher risk of charge-backs because the consumer is not physically present at the time of the credit card transaction. The Company has no control over charge-backs as VISA and MasterCard have absolute authority to decide if a charge-back will be allowed. The Company attempts to minimize the effects of charge-backs through the pricing of its services and managing merchant cash reserves. The Company believes that the most significant risk is from fraud by merchants, which the Company seeks to minimize through the management of its accounts. Bankcard revenues, net of processing expense have increased from approximately $0.4 million in 1994 to approximately $1.6 million in 1996 and totaled approximately $1.6 million during the nine months ended September 30, 1997. A substantial portion of such revenues are derived from four customers. Management believes that there are opportunities to expand this business using its existing infrastructure and through acquisitions of merchant portfolios and other bankcard processors.

  The Company's bankcard processing operations are regulated and subject to examination by the OTS. To address regulatory concerns, First Bank submitted to the OTS a Bankcard Plan which (i) established a method by which First Bank will estimate the appropriate level of reserves for its bankcard operations;
(ii) established internal controls; (iii) created an overdraft policy that requires timely recognition of overdraft losses and identifies employees with authority to approve overdrafts; and (iv) ensures that First Bank will comply with all applicable statutes and regulations. After each calendar quarter, First Bank is required to report to the OTS in writing any variances to the Bankcard Plan.

SERVICING

 General

  The U.S. Servicer has developed specialized procedures and proprietary software designed to effectively service performing, non-performing, sub-performing loans and foreclosed real estate. The U.S. Servicer designs a servicing plan for each underlying loan and property in a pool of loans that it has been requested to service and as part of the acquisition analysis on a pool that is intended to maximize the cash flow from that loan or property. Discounted Loans are generally resolved within one to two years through foreclosure, compromise, a discounted payoff or reinstatement. Non-Discounted Loans are actively serviced to ensure timely and accurate payments over their remaining lives.

  At September 30, 1997, the U.S. Servicer was servicing approximately $2.6 billion of assets, including (i) approximately $1.2 billion aggregate principal amount of loans for the Company; (ii) approximately $1.3 billion aggregate principal amount of loans for third parties (including approximately $645.2 million of loans previously securitized by the Company and its affiliates); and (iii) approximately $93.5 million aggregate principal amount of loans owned by the U.S. Servicer. The Company's management believes that the U.S. Servicer's servicing operations are adequate for the current volume of loans being serviced and expected to be serviced in the immediate future. However, as the volume of loans grows, the Company believes that the U.S. Servicer will need to hire additional personnel and expand their computer systems.

 Servicing Agreements

  The Company is party to a loan servicing agreement with the U.S. Servicer pursuant to which the U.S. Servicer acts as sub-servicer for the Company and provides loan portfolio management services, including billing, portfolio administration and collection services for the Company's pools of loans. The Company pays the U.S. Servicer a servicing fee at or below prevailing market rates for each pool of loans that the U.S. Servicer is servicing for the Company. The Company has the option at any time after November 15, 1998 to acquire the

U.S. Servicer's servicing operations (the "Servicing Transfer"), provided that the Company or one of its subsidiaries has obtained the appropriate regulatory approvals and licenses to service loans. The Company also may request that the Servicing Transfer occur on an earlier date, provided that the foregoing conditions are met, but the U.S. Servicer has no obligation to effect the Servicing Transfer prior to November 15, 1998. The Servicing Transfer will occur automatically on November 15, 1999, provided the foregoing conditions are met. Upon the effectiveness of the Servicing Transfer, the Company will service loans directly for its own account, as well as for the accounts of the U.S. Servicer and unaffiliated third parties. The Company is considering acquiring the Wilshire Private Companies prior to the Servicing Transfer but, as at this time, no decision has been made to proceed with the potential acquisition of the Wilshire Private Companies. See "--The U.S. Servicer."

  Each of the Savings Banks is party to a loan servicing agreement with the U.S. Servicer pursuant to which the U.S. Servicer provides loan portfolio management services, including billing, portfolio administration and collection services for all loans owned, acquired or made by the Savings Banks. It is anticipated that the Savings Banks will terminate their agreements with the U.S. Servicer upon the effectiveness of the Servicing Transfer, at which time the Savings Banks will enter into an agreement with the Company pursuant to which the Company will provide similar services to the Savings Banks.

 The Company

  In the fourth quarter of 1996, the Company established loan servicing operations in the United Kingdom and France to service loans for itself and third parties. The Company believes that there is demand in the European market for U.S.-style loan servicing, with its automated systems and detailed investor reporting and aggressive workout approaches. Most purchasers of distressed loans in the United Kingdom and France are U.S. based and have utilized U.S.-style servicing and investor reporting in connection with the purchase of distressed loans in the United States. With the exception of recently originated loans, management believes that the prevailing loan servicing and reporting systems in the United Kingdom and France are less technologically developed and more labor intensive than those in the United States. The Company's loan servicing operations in Western Europe utilize the U.S. Servicer's servicing system, which has been adapted for servicing loans in Western Europe.

 The U.S. Servicer

  The U.S. Servicer is based in Portland, Oregon, is wholly-owned by the Principal Shareholders and was formed in 1987 to manage the activities of a group of affiliated companies owned by the Principal Shareholders in the loan and lease servicing business. At September 30, 1997, the Wilshire Private Companies had approximately 235 employees, principally engaged in servicing operations. For the nine months ended September 30, 1997 the Wilshire Private Companies had a net loss of approximately $7.6 million. At September 30, 1997, the Wilshire Private Companies had total assets of approximately $144.3 million and had total liabilities of $213.7 million, including outstanding indebtedness of approximately $124.3 million (approximately $105.6 million net of securities pledged to secure its outstanding indebtedness). Loans made to the U.S. Servicer prior to October 1, 1995 have maturities beginning in July 1998. Such loans can be extended at the U.S. Servicer's option for three additional two-year periods and one additional one-year period. Loans made to the U.S. Servicer between October 1, 1995 and May 15, 1996 have five year terms and can be extended at the U.S. Servicer's option for one additional five-year period. Loans made after May 15, 1996 have two year terms and can be extended at the U.S. Servicer's option for four additional two-year periods. Substantially all the Wilshire Private Companies' indebtedness is recourse debt that is secured by pledges of its servicing rights and is personally guaranteed by the Principal Shareholders. At September 30, 1997, the Wilshire Private Companies had a negative net worth of approximately $68.4 million. Substantially all of the Wilshire Private Companies' servicing rights have not been capitalized and therefore are not reflected as assets nor included in the net worth of the Wilshire Private Companies.

  The Company is considering acquiring the Wilshire Private Companies prior to the Servicing Transfer but, at this time, no decision has been made to proceed with the acquisition. The Company believes that the acquisition of the Wilshire Private Companies would (i) integrate servicing operations and eliminate servicing fees being paid to the Wilshire Private Companies, (ii) increase fee based revenues through servicing for unaffiliated third parties and the Wilshire REIT, (iii) reduce potential regulatory concerns regarding the relationship between the Savings Banks and the Wilshire Private Companies, (iv) eliminate conflicts of interest between the Company and the Wilshire Private Companies, and (v) enable the Company to acquire assets of distressed sub-prime mortgage lenders and other specialty finance companies where the ability to perform specialty servicing is an important consideration in realizing the value of such acquisitions.

  In September 1997, the Company appointed a special committee composed of two independent directors of the Company and engaged Prudential Securities Incorporated to review the potential acquisition of the Wilshire Private Companies and to furnish any required fairness opinion. There can be no assurances as to when or if such acquisition will occur or the form such an acquisition might take. No proceeds from this Offering will be used to acquire the Wilshire Private Companies. In addition, the acquisition of the Wilshire Private Companies would be subject to a number of conditions, including shareholder approval, approval of the Company's Board of Directors and compliance with the indentures relating to the Company's Notes and Series A Notes. The indentures, among other things, contain restrictions on the incurrence of debt and transactions with affiliates. If the Company acquires the Wilshire Private Companies, it is likely that any such acquisition will reduce the Company's net worth, given the significant negative net worth of the Wilshire Private Companies at September 30, 1997.

FUNDING SOURCES

 General

  In order to maximize the return on its investment in acquired loans, the Company funds acquisitions with third party debt financing so that the Company's invested capital is generally 10% or less of the purchase price for the loans. The three principal sources for such funding are warehouse and repurchase agreements with major investment banks, deposits at the Savings Banks and the securitization of loans. In addition, the Company publicly sold its Notes in December 1996 and January 1997 and privately sold its Series A Notes in August 1997. In certain limited circumstances, the Company has also borrowed money from the Wilshire Private Companies in order to fund the acquisition of loans. The Company repaid such borrowings with its PIK Preferred Stock on July 31, 1997. Management of the Company closely monitors rates and terms of competing sources of funds on a regular basis and generally utilizes the funding source deemed most cost effective at the time.

  The following table sets forth information relating to the Company's secured borrowings and other interest- bearing obligations at the dates indicated:

                           THE COMPANY'S BORROWINGS

                                                            DECEMBER 31,
                                       SEPTEMBER 30, --------------------------
                                           1997        1996     1995     1994
                                       ------------- -------- -------- --------
                                                (DOLLARS IN THOUSANDS)
FHLB Advances.........................  $      --    $    --  $    --  $ 13,000
Deposits at the Savings Banks.........     407,768    501,614  303,524  196,289
Warehouse and Repurchase Agreements...     658,042     97,624   13,000    8,500
Notes Payable and Subordinated Debt...     184,245     75,000   11,000      --
                                        ----------   -------- -------- --------
  Total...............................  $1,250,055   $674,238 $327,524 $217,789
                                        ==========   ======== ======== ========

  The following table sets forth certain information related to the Company's short-term borrowings having average balances during the period of greater than 30% of stockholders' equity at the end of the period. During each reported period, FHLB advances and repurchase agreements are the only categories for borrowings meeting this criteria. Averages were determined by utilizing month-end balances.

                             SHORT-TERM BORROWINGS

                                 AT OR FOR THE
                                  NINE MONTHS
                                     ENDED         AT OR FOR THE YEAR ENDED
                                 SEPTEMBER 30,           DECEMBER 31,
                                ----------------  -----------------------------
                                  1997     1996     1996       1995     1994
                                --------  ------  ---------  --------  --------
                                          (DOLLARS IN THOUSANDS)
FHLB advances:
  Average amount outstanding
   during the period........... $    641  $2,396  $   2,420  $  1,381  $ 5,916
  Maximum month-end balance
   outstanding during
   the period..................    8,000  11,000     11,000     8,000   13,000
  Weighted average rate:
    During the period..........     5.62%   5.80%      6.88%     5.62%    3.85%
    At end of period...........      --      --         --        --      4.33%
Warehouse and repurchase
 agreements:
  Average amount outstanding
   during the period...........  503,016  35,721     51,316     4,122    4,757
  Maximum month-end balance
   outstanding during
   the period..................  790,882  97,000    154,000    14,950   11,377
  Weighted average rate:
    During the period..........     7.56%   6.83%      6.88%     5.62%    4.46%
    At end of period...........     7.41%    --        7.88%     6.70%    5.81%

 Warehouse Credit Facilities and Repurchase Agreements

  The following table sets forth information with respect to the warehouse credit facilities and repurchase agreements of the Company (excluding the Savings Banks) at September 30, 1997:

                                                    AMOUNT
  LENDER                        EXPIRATION DATES   AVAILABLE       UTILIZED
  ------                        ----------------  -----------     -----------
                                                  (DOLLARS IN THOUSANDS)
Committed Facilities:
  Credit Suisse First Boston
   Mortgage Capital LLC........ November 28, 1998 $   350,000(1)  $   241,268(2)
  Prudential Securities Credit
   Corporation................. March 31, 1998        150,000         129,991(3)
  Salomon Brothers Realty
   Corp........................ May 16, 2000           34,978          34,978
  Salomon Brothers Realty
   Corp........................ May 15, 2000           57,809          57,809
                                                  -----------     -----------
    Total Committed Amounts....                       592,787         464,046
                                                  -----------     -----------
Uncommitted Facilities:(4)
  Bear, Stearns International
   Limited.....................        (5)            100,000          65,080
  CS First Boston (Hong Kong)
   Limited.....................        (5)            100,000          68,463
  Salomon Brothers Realty
   Corp........................        (5)            100,000          49,436
  Other repurchase agreements..        (5)             11,017          11,017
                                                  -----------     -----------
    Total Uncommitted
     Amounts(6)................                       311,017         193,996
                                                  -----------     -----------
    Total Amount(6)............                   $   903,804     $   658,042
                                                  ===========     ===========

-------
(1) The Company and Credit Suisse First Boston Mortgage Capital LLC have agreed in principle to increase the amount of the facility to $425 million.
(2) In September 1997, the Company securitized approximately $146.0 million of loans that had been acquired with funds drawn under the Credit Suisse First Boston Mortgage Capital LLC facility. The Company repaid approximately $133.8 million of the indebtedness under the facility with the proceeds from the securitization.
(3) In December 1997, the Company securitized approximately $131 million of loans that had been acquired with funds drawn under the Prudential Securities Credit Corporation facility. The Company repaid approximately $120.9 million of the indebtedness under the facility with the proceeds from the securitization.

(4) Although the agreements governing such commitments do not specify a minimum or maximum amount available, the parties have orally agreed that such agreements may be used up to the amount specified.
(5) Facility may be terminated at any time.
(6) Excludes uncommitted facilities at the Savings Banks which may be used for up to $210 million of acquisitions in the aggregate.

  The borrower under the warehouse and repurchase agreements is usually a subsidiary of the Company, and may be a special purpose entity. The agreements are generally guaranteed by WFSG and are secured by the pools of loans or securities acquired with any funds received by the Company pursuant to such agreements. The agreements generally provide that if the value of the collateral falls below specified levels the lender may make a margin call. The agreements generally provide the lender with the right to act as underwriter in connection with the securitization of any loans acquired by the Company with borrowings from the lender. Certain of the agreements provide for the repayment of borrowings with the excess cash flow on the acquired assets, which has the effect of accelerating the repayment and delevering the Company's investment. The Company's facilities bear interest at rates ranging from LIBOR plus .25% to LIBOR plus 3% and provide for advances against the value of the pledged collateral from 75% to 97%.

 Securitizations

  At September 30, 1997, the Company and its affiliates had securitized approximately $887.2 million of loans through five publicly offered and three privately placed securitizations, including performing, non-performing and sub-performing mortgage loans, manufactured housing loans, consumer loans, non-conforming loans and foreclosed real estate. The Company retains the servicing rights to the loans it securitizes. Securitizations allow the Company to increase its loan acquisition volume, reduce the risks associated with interest rate fluctuations and provide access to longer term funding sources.

  In a securitization, the Company generally transfers a pool of loans to a separate entity (a "Special Purpose Entity") in exchange for a subordinate class of mortgage-backed securities in the Special Purpose Entity and cash, which constitutes the proceeds of one or more senior classes of mortgage-backed securities issued by the Special Purpose Entity. The cash generally will be used to repay borrowings used to finance the acquisition of the pool of loans being securitized. Generally, the holders of the senior classes of mortgage-backed securities are entitled to receive scheduled principal collected on the pool of securitized loans and interest at the pass-through interest rates on the certificate balances. The subordinate mortgage-backed securities represent the right to receive cash flows from the pool of securitized loans after payment of the required amounts to the holders of the senior classes of mortgage-backed securities and the costs associated with the securitization.

  The Company may arrange for credit enhancement for a transaction to achieve an improved credit rating on the senior classes of mortgage-backed securities issued if it would improve the level of profitability for such transaction. This credit enhancement may take the form of an insurance and indemnity policy, insuring the holders of the senior classes of mortgage-backed securities of full and timely payment of the scheduled pass-through interest and principal. To the extent that the credit enhancement for senior classes of mortgage-backed securities consists of an insurance and indemnity agreement, the Company would generally have an obligation to indemnify the insurer for any losses incurred. In addition, the pooling and servicing agreements that govern the distribution of cash flows from the pool of securitized loans typically require over-collateralization as an additional means of credit enhancement. Over-collateralization may in some cases also require an initial deposit, the sale of loans at less than their principal amount or retention in the Special Purpose Entity of collections from the pool until a specified over-collateralization amount has been attained. This retention of excess cash flow creates a faster amortization of the scheduled balance of the senior classes of mortgage-backed securities than the amortization of the principal balance of the pool of securitized loans. The purpose of the over-collateralization is to provide a source of payment in the event of higher than anticipated credit losses or lower receipts upon the resolution of a loan. Losses resulting from defaults by borrowers on the payment of principal or interest on the loans in a pool of securitized loans will reduce the over-collateralization to the extent that funds are available and may result in a reduction in the value of the subordinate mortgage-backed securities retained by the Company.

  The Company generally transfers loans to the Special Purpose Entity without recourse, except that the Company provides certain representations and warranties with respect to the loans. The Company may be required to repurchase a loan at a price equal to the then outstanding principal balance of the loan and any accrued and unpaid interest thereon if it does not conform to the Company's representations and warranties. See "Risk Factors--Risks Related to Securitization."

 Funding Sources for the Savings Banks

  The Savings Banks were acquired by the Principal Shareholders to provide a source of funding for loan acquisitions and to manage reinvestment risk associated with Discounted Loans and securitizations. The primary source of funds for the Savings Banks is "wholesale" certificates of deposit. To a lesser extent, Girard obtains brokered certificates of deposit from national investment banking firms that, pursuant to agreements with Girard, solicit funds from their customers for deposit with Girard. At September 30, 1997, approximately $136.0 million, or 33.4%, of the Savings Banks' total deposits were brokered and approximately $264.4 million, or 64.8%, were wholesale deposits. Wholesale deposits generally are obtained on terms that are more economically attractive to the Savings Banks than brokered deposits.

  The Orders issued by the OTS prohibit First Bank and Girard from increasing their total assets, as measured at the end of each calendar quarter, in excess of $145 million and $408 million, respectively, plus total net interest credited on deposit liabilities. See "Regulation--Recent Regulatory Examinations." The Company does not expect to be able to use the Savings Banks for growth unless the Orders are lifted or modified.

  The Savings Banks' funding strategy has been to offer deposit rates above those customarily offered by banks and savings institutions in their markets. The Savings Banks have been able to pursue this strategy because the general and administrative costs associated with their operations are significantly lower than those of banks and savings institutions with branch office networks. The Savings Banks generally have accumulated deposits by participating in deposit rate surveys that list the Savings Banks among the higher rate paying insured institutions, and by periodically advertising in various local market newspapers and other media. However, because the Savings Banks compete for deposits primarily on the basis of rate, they could experience difficulties in attracting deposits if they could not continue to offer rates on their deposits that are above those of other banks and savings institutions.

  The following table sets forth information relating to the Savings Banks' deposits at the dates indicated:

                            SAVINGS BANKS' DEPOSITS

                                                                   DECEMBER 31,
                            SEPTEMBER 30,    --------------------------------------------------------
                                 1997               1996               1995               1994
                          ------------------ ------------------ ------------------ ------------------
                           AMOUNT  AVG. RATE  AMOUNT  AVG. RATE  AMOUNT  AVG. RATE  AMOUNT  AVG. RATE
                          -------- --------- -------- --------- -------- --------- -------- ---------
                                                    (DOLLARS IN THOUSANDS)
Non-interest bearing
 checking accounts......  $  5,189   0.00%   $  5,625   0.00%   $  5,111   0.00%   $  3,045   0.00%
NOW and money market
 checking accounts......     1,590   1.43       2,023   1.82       1,267   2.99       3,170   3.22
Saving accounts.........       563   2.43         480   2.15         304   2.38         215   2.25
Certificates of
 deposit................   400,426   6.03     493,486   5.92     296,842   6.15     189,859   5.48
                          --------   ----    --------   ----    --------   ----    --------   ----
 Total deposits.........  $407,768   5.83%   $501,614   5.84%   $303,524   6.03%   $196,289   5.35%
                          ========   ====    ========   ====    ========   ====    ========   ====

  The following table sets forth, by various interest rate categories, the Savings Banks' certificates of deposit at September 30, 1997:

         INTEREST RATES FOR THE SAVINGS BANKS' CERTIFICATES OF DEPOSIT

                                                              SEPTEMBER 30,
                                                                   1997
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
3.50% or less............................................        $    938
3.51-4.50................................................             --
4.51-5.50................................................          17,036
5.51-6.50................................................         379,776
6.51-7.50................................................           1,243
7.51-8.50................................................           1,433
                                                                 --------
  Total..................................................        $400,426
                                                                 ========

  The following table sets forth the amount and maturities of the Savings Banks' certificates of deposit as of September 30, 1997:

           MATURITIES OF THE SAVINGS BANKS' CERTIFICATES OF DEPOSIT

                                                  ORIGINAL MATURITY IN MONTHS
                                                 -------------------------------
                                                 12 OR LESS 13 TO 36  37 OR MORE
                                                 ---------- --------  ----------
                                                     (DOLLARS IN THOUSANDS)
Balances Maturing in 3 Months or Less...........  $65,958   $108,212    $  149
  Weighted Avg..................................     5.98%      5.98%     7.89%
Balances Maturing in 4 to 12 Months.............  $27,918   $166,017    $2,427
  Weighted Avg..................................     5.90%      6.09%     7.36%
Balances Maturing in 13 to 36 Months............      --    $ 27,378    $2,367
  Weighted Avg..................................      --        6.18%     5.97%
Balances Maturing in 37 or More Months..........      --         --        --
  Weighted Avg..................................      --         --        --

  At September 30, 1997, the Savings Banks had outstanding an aggregate of approximately $83.0 million of certificates of deposit in face amounts equal to or greater than $100,000 maturing as follows: approximately $38.2 million within three months; approximately $19.4 million over three months through six months; approximately $20.6 million over six months through twelve months, and approximately $4.8 million later than twelve months.

  In addition to deposits, each of the Savings Banks is party to a master repurchase agreement with Bear Stearns Mortgage Capital Corporation ("BSMCC"). Though such master repurchase agreements do not specify a maximum amount available under such agreements, the parties have currently agreed that such agreements may be used for up to $210 million of acquisitions in the aggregate. These agreements enable the Savings Banks to purchase pools of loans with immediate financing from BSMCC, which can then be repaid as deposits are increased.

  Each of the Savings Banks also obtains advances from the FHLB of San Francisco upon the security of certain of its assets, including FHLB stock, provided certain standards related to creditworthiness have been met. FHLB advances are available to member financial institutions, such as the Savings Banks, for investment and lending activities and other general business purposes. FHLB advances are made pursuant to various credit programs (each of which has its own interest rate) which may be fixed or adjustable, and there are a range of maturities for the various programs.

ASSET QUALITY

  The Company is exposed to risks of a decline in the value of the collateral that secures its loans and the ability of borrowers to repay their loans. Management closely monitors the Company's loans for potential problems on a periodic basis and reports to the Board of Directors at regularly scheduled meetings. The Company does not consider its large holdings of non-performing and sub-performing loans and foreclosed real estate to be representative of its actual loss experience or indicative of future losses. The Company purchases each pool of Discounted Loans at a significant discount from the unpaid principal balance of the loans and/or the fair market value of the real estate securing those loans. Management believes that the Wilshire Private Companies' servicing expertise permits resolution of its Discounted Loans in a timely and profitable manner.

 Non-Performing Non-Discounted Loans

  It is the Company's policy to establish an allowance for uncollectible interest on performing loans that are past due 90 days or more or sooner when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Upon such a determination, those loans are placed on non-accrual status and deemed to be non-performing. When a performing loan is placed on non-accrual status, previously accrued but unpaid interest is reversed by a charge to interest income. The following table sets forth certain information relating to the Company's non-performing Non-Discounted Loans at the dates indicated:

                    NON-PERFORMING NON-DISCOUNTED LOANS(1)

                                                         DECEMBER 31,
                                      SEPTEMBER 30, -------------------------
                                          1997       1996     1995     1994
                                      ------------- -------  -------  -------
                                             (DOLLARS IN THOUSANDS)
Non-performing loans:
  Single-family residential..........    $47,127    $37,383  $10,996  $ 5,554
  Multi-family residential...........      2,929      2,002      270    1,471
  Commercial real estate and land....     18,215      6,760      910    4,207
  Consumer and other loans...........     18,378      8,379      503      400
                                         -------    -------  -------  -------
    Total............................    $86,649    $54,524  $12,679  $11,632
                                         =======    =======  =======  =======
Non-performing loans as a percentage
 of:
  Total Non-Discounted Loans(2)......      16.82%     23.69%    4.46%    5.95%
  Total assets.......................       6.33%      7.23%    3.71%    5.04%
Allowance for loan losses as a
 percentage of:
  Total Non-Discounted Loans(2)......      10.96%     13.88%    3.60%    3.72%
  Non-performing Non-Discounted
   Loans.............................      65.19%     58.57%   80.74%   62.50%
Allowance for loan losses and
 discount as a percentage of:
  Non-performing Non-Discounted
   Loans.............................      86.14%     70.00%  194.01%  139.40%

--------
(1) This table does not include Discounted Loans although a substantial portion of such loans are non-performing.
(2) Total Non-Discounted Loans is exclusive of Discounted Loans, undisbursed loan proceeds, unaccreted discount and allowance for loan losses.

  The relatively high percentage of non-performing loans in the Company's holdings of Non-Discounted Loans results in part from the accounting treatment of pools of loans. For accounting purposes, all of the loans in a particular pool are classified as either Discounted Loans or Non-Discounted Loans, depending on whether the pool consists primarily of non-performing loans or primarily of performing and sub-performing loans. See "Management's Discussion and Analyses of Financial Condition and Results of Operations--Accounting

Matters." Accordingly, a pool of Non-Discounted Loans may contain a substantial number of sub-performing and non-performing loans, notwithstanding that it consists primarily of performing loans. Moreover, the percentage of non-performing Non-Discounted Loans to total Non-Discounted Loans does not reflect any unaccreted discount (or allowance for loan losses) related to such non-performing loans.

 Foreclosed Real Estate

  The Company carries its holdings of foreclosed real estate at the lower of cost or fair value less estimated costs of sale. Foreclosed real estate held by the Company is periodically reevaluated to ensure that it is being carried at the lower of cost or fair value less estimated costs of sale. Holding and maintenance costs are recorded as expenses in the period incurred. Deficiencies resulting from valuation adjustments subsequent to acquisition are recognized as a valuation allowance. Subsequent increases in the value of foreclosed real estate are reflected as a reduction in the valuation allowance, but not below zero. Increases and decreases in the valuation allowance are charged or credited to income, respectively. The following table sets forth the aggregate carrying value of the Company's holdings of foreclosed real estate (categorized by source of acquisition) at the dates indicated:

                      FORECLOSED REAL ESTATE BY LOAN TYPE

                                                           DECEMBER 31,
                                        SEPTEMBER 30, -----------------------
                                            1997       1996    1995     1994
                                        ------------- ------- -------  ------
                                               (DOLLARS IN THOUSANDS)
Discounted Loans:
  Single-family residential............   $ 92,277    $15,274 $ 3,226  $  --
  Multifamily residential..............      3,472        --      --      --
  Commercial and other mortgage loans..      7,522        200      66     --
                                          --------    ------- -------  ------
    Total..............................    103,271     15,474   3,292     --
Non-Discounted Loans:
  Single-family residential............      5,567      2,773   1,676     613
  Multifamily residential..............        --         100     611     254
  Commercial and other mortgage loans..      2,623        124     578     464
                                          --------    ------- -------  ------
    Total..............................      8,190      2,997   2,865   1,331
Foreclosed real estate purchased
 directly:
  Single-family residential............     36,222     59,729     --      --
Allowance for total losses.............     (1,219)       --   (1,193)   (123)
                                          --------    ------- -------  ------
  Foreclosed real estate, net..........   $146,464    $78,200 $ 4,964  $1,208
                                          ========    ======= =======  ======

  The following table sets forth certain geographic information at September 30, 1997 related to the Company's foreclosed real estate holdings:

               GEOGRAPHIC DISTRIBUTION OF FORECLOSED REAL ESTATE

                                                                                     MULTI-FAMILY
                                                                                     RESIDENTIAL
                                                          SINGLE FAMILY             AND COMMERCIAL
                                                           RESIDENTIAL               REAL ESTATE                  TOTAL
                                                    -------------------------  ------------------------  ------------------------
                                                               NO. OF                    NO. OF                    NO. OF
                                                     AMOUNT  PROPERTIES   %    AMOUNT  PROPERTIES   %    AMOUNT  PROPERTIES   %
                                                    -------- ---------- -----  ------- ---------- -----  ------- ---------- -----
                                                                              (DOLLARS IN THOUSANDS)
New York.................................           $ 55,895     566     41.7% $ 2,838     28      20.8%  58,733     594     39.8%
New Jersey...............................             24,480     265     18.3%     902      9       6.6%  25,382     274     17.2%
California...............................             10,810      93      8.1%   4,586     20      33.7%  15,396     113     10.4%
Connecticut..............................             10,159     157      7.6%   1,614     24      11.9%  11,773     181      7.9%
Pennsylvania.............................              5,291      70      3.9%       6      1       0.0%   5,297      71      3.6%
Other....................................             27,431     242     20.4%   3,671     61      27.0%  31,102     303     21.1%
                                                    --------   -----    -----  -------    ---     -----  -------   -----    -----
Total....................................           $134,066   1,393    100.0% $13,617    143     100.0% 147,683   1,536    100.0%
--------------------------------------------------
                                                    ========   =====    =====  =======    ===     =====  =======   =====    =====

 Classified Assets Owned by the Savings Banks

  OTS regulations require that each insured savings association classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, such as the Savings Banks, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss or charge off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.

  Excluding assets which have been classified loss and fully reserved by the Savings Banks, the Savings Banks' classified assets as of September 30, 1997 consisted of approximately $253.7 million of assets classified as substandard and approximately $0.4 million of assets classified as doubtful. The substandard and doubtful asset classifications include approximately $132.8 million and approximately $0.3 million of Discounted Loans, respectively. In addition, at the same date, approximately $39.1 million of assets were designated as special mention.

 Allowances for Losses


  The Company maintains an allowance for loan losses at a level believed adequate by management to absorb estimated incurred losses in the loan portfolios. The allowance is increased by provisions for loan losses charged against operations, recoveries of previously charged off credits, and allocations of discounts on purchased loans, and is decreased by charge-offs. Loans are charged off when they are deemed to be uncollectible or, in the case of automobile and other consumer loans, when payments are delinquent by more than 120 days.

  The Savings Banks use their internal asset review system to identify and evaluate impaired loans and to classify loans as special mention, substandard, doubtful, or loss. These terms correspond to varying degrees of risk that the loans will not be collected in part or in full. The Company's policy is to evaluate smaller-balance, homogenous pools of loans for impairment on a pooled basis. These are primarily single-family residential and automobile and other consumer loans. All other loans are evaluated for impairment on a loan-by-loan basis. All the Savings Banks' loans are subject to potential classification as special mention, substandard, doubtful, or loss. The frequency at which a specific loan is subjected to internal asset review depends on the type and size of the loan and the presence or absence of other risk factors, such as delinquency and changes in collateral values. The allowance for loan losses comprises specific valuation allowances established for impaired loans and for certain other classified loans, and general valuation allowances. Specific valuation allowances are based on the estimated fair value of the collateral for impaired or troubled collateral dependent loans, in most cases. General valuation allowances for the Savings Banks' are based on management's periodic analyses of the composition of the loan portfolio, delinquencies, loan classifications, historical loss experience, peer group data, OTS guidelines, economic factors and other relevant information.

  When the Company increases the allowance for loan losses related to loans other than Discounted Loans, it records a corresponding increase to the provision for loan losses in the statement of operations. For Discounted Loans, increases to the allowance for loan losses are recorded shortly after each acquisition of a pool by allocating a portion of the purchase discount deemed to be associated with measurable credit risk. The allocation is based on a review of specific and general valuation allowances discussed above. Amounts allocated to the allowance for loan losses from purchase discounts do not increase the provision for loan losses recorded in the statement of operations; rather they decrease the amounts of the purchase discounts that are accreted into the interest income over the lives of the loans. If, after the initial allocation of the purchase discount to the allowance for loan losses, management subsequently identifies the need for additional allowances against Discounted Loans, the additional allowances are established through charges against earnings.

  The OTS, as part of its examination process, periodically reviews the Savings Banks' allowances for losses and the carrying values of their assets. There can be no assurance that the OTS will not require substantial reserves following future examinations. It is likely that the nontraditional nature of the Savings Banks' activities (in terms of both funding sources and investments) will cause the Savings Banks to be subject for the foreseeable future to heightened regulatory scrutiny.

  The following table sets forth information with respect to the Company's allowances for losses by category of loan:

                    ALLOWANCES FOR LOSSES BY LOAN CATEGORY

                     SEPTEMBER 30,                DECEMBER 31,
                     -------------  ------------------------------------------
                             % OF           % OF           % OF          % OF
                      1997   TOTAL   1996   TOTAL   1995   TOTAL   1994  TOTAL
                     ------- -----  ------- -----  ------- -----  ------ -----
                                     (DOLLARS IN THOUSANDS)
Loan Category:
Real estate......... $49,800  54.9% $24,051  64.0% $ 9,830  38.3% $6,948  90.2%
Non-real estate.....   6,688   7.4    7,885  21.0      407   1.6     322   4.2
Discounted Loans....  34,143  37.7    5,619  15.0   15,414  60.1     431   5.6
                     ------- -----  ------- -----  ------- -----  ------ -----
Total Allowances.... $90,631 100.0% $37,555 100.0% $25,651 100.0% $7,701 100.0%
                     ======= =====  ======= =====  ======= =====  ====== =====

  The following table sets forth the activity in the allowance for loan losses during the periods indicated:

                     ACTIVITY IN THE ALLOWANCES FOR LOSSES

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,     YEAR ENDED DECEMBER 31,
                                ------------------  --------------------------
                                  1997      1996      1996     1995     1994
                                --------  --------  --------  -------  -------
                                          (DOLLARS IN THOUSANDS)
Balance, beginning of period..  $ 37,555  $ 25,651  $ 25,651  $ 7,701  $ 4,314
Allocation of purchased loan
 discount:
  at acquisition..............    92,751    15,972    10,751   19,007    2,809
  at disposition..............   (36,245)  (12,494)  (17,218)  (5,404)  (1,666)
Recoveries....................       982     1,424     1,822       81       71
Provision for loan losses.....       926    15,751    16,549    4,266    2,173
Allowance related to loans
 sold.........................    (5,338)      --        --       --       --
                                --------  --------  --------  -------  -------
Balance, end of period........  $ 90,631  $ 46,304  $ 37,555  $25,651  $ 7,701
                                ========  ========  ========  =======  =======

  The table below sets forth the delinquency status of the Company's Non-Discounted Loans at the dates indicated:

                DELINQUENCY EXPERIENCE FOR NON-DISCOUNTED LOANS

                                                                   DECEMBER 31,
                            SEPTEMBER 30,    ---------------------------------------------------------
                                1997                1996                1995               1994
                         ------------------- ------------------  ------------------ ------------------
                                  PERCENT OF         PERCENT OF          PERCENT OF         PERCENT OF
                         BALANCE  PORTFOLIO  BALANCE PORTFOLIO   BALANCE PORTFOLIO  BALANCE PORTFOLIO
                         -------- ---------- ------- ----------  ------- ---------- ------- ----------
                                                    (DOLLARS IN THOUSANDS)
Period of Delinquency:
  31-60 days............ $ 18,302     3.6%   $ 7,613     3.3%    $ 3,726    1.3%    $ 4,513    2.3%
  61-90 days............   21,300     4.1      7,204     3.1       3,037    1.1       2,202    1.1
  91 days or
   more(1)(2)...........   86,649    16.8     54,524    23.7      12,679    4.5      11,632    6.0
                         --------    ----    -------    ----     -------    ---     -------    ---
    Total loans
     delinquent......... $126,251    24.5%   $69,341    30.1%(3) $19,442    6.9%    $18,347    9.4%
                         ========    ====    =======    ====     =======    ===     =======    ===

-------
(1) All loans delinquent 90 days or more were on nonaccrual status.
(2) The Company classifies loans as discounted or non-discounted on a pool basis. Each pool is designated as discounted or non-discounted based on whether the pool consists primarily of Discounted or Non-Discounted Loans at the time of acquisition. For example, a pool of Non-Discounted Loans may contain non-performing loans at the time of acquisition as long as the non-performing loans were not the primary component of the pool at the time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Matters."
(3) Increase in Percent of Portfolio reflects the securitization and sale of approximately $259.9 million of the Company's performing loans in the fourth quarter of 1996.

FEE-BASED INCOME

 Management of the Wilshire REIT

  In October 1997, the Company established the Wilshire REIT which intends to qualify and will elect to be treated as a REIT. The Company formed the Wilshire REIT in connection with its strategy of focusing acquisition activities on domestic residential and domestic performing commercial mortgage loans and expanding fee-based income. The Wilshire REIT will conduct certain business activities that management believes are more efficiently operated in a REIT tax advantaged format. The Wilshire REIT intends to concentrate on the acquisition of U.S. Commercial Investments, MBS Investments and International Investments.

  WRSC intends to enter into a Management Agreement with the Wilshire REIT for an initial term expiring on the second anniversary of the closing of the proposed initial public offering of the Wilshire REIT. Thereafter, the Management Agreement will automatically renew for successive one-year periods unless either party delivers a notice of termination at least 120 days prior to the then current term. The Wilshire REIT may terminate, or decline to extend the term of, the Management Agreement without cause at any time after the first two years; provided that a termination fee, equal to the sum of the base management fee and incentive management fee earned during the twelve months preceding such termination, will be due. In addition, the Wilshire REIT will have the right to terminate the Management Agreement upon the occurrence of certain specified events, including a material breach by WRSC of any provision contained in the Management Agreement, without the payment of any termination fee.

  Pursuant to the Management Agreement, WRSC, subject to the supervision of the Wilshire REIT's board of directors, will formulate operating strategies for the Wilshire REIT, arrange for the acquisition of assets by the Wilshire REIT, arrange for various types of financing for the Wilshire REIT, including repurchase agreements, secured term loans and warehouse lines of credit, mortgage loans and the issuance of collateralized mortgage obligations, monitor the performance of the Wilshire REIT's assets and provide certain administrative and managerial services in connection with the operation of the Wilshire REIT. For performing these services, WRSC will receive (i) a base management fee in an amount equal to 1% per annum of the first $1.0 billion of the average invested assets, 0.75% of the next $500.0 million of such average invested assets and 0.50% of average invested assets above $1.5 billion which is intended to cover WRSC's costs of providing management services to the Wilshire REIT, and (ii) a quarterly incentive fee in an amount equal to the product of (A) 25% of the dollar amount by which (1) (a) funds from operations (before the incentive fee) of the Wilshire REIT per share of common stock of the Wilshire REIT (based on the average number of shares outstanding) plus (b) gains (or minus losses) from debt restructuring on sales of property per share of common stock of the Wilshire REIT (based on the weighted average number of shares outstanding), exceed (2) an amount equal to (a) the weighted average of the price per share at initial offering and the prices per share at any secondary offerings by the Wilshire REIT multiplied by (b) the ten-year U.S. treasury rate plus five percent per annum multiplied by (B) the weighted average number of shares of common stock of the Wilshire REIT outstanding during such period. The Wilshire REIT's board of directors may adjust the base management fee in the future if necessary to align the fee more closely with the actual costs of such services.

  In addition, because WRSC'S employees will perform certain due diligence tasks that purchasers of real estate (including managers of REITs) typically hire outside consultants to perform, WRSC will be reimbursed for (or charge the Wilshire REIT directly for) its out-of-pocket costs for performing such due diligence on assets purchased by the Wilshire REIT or considered for purchase by the Wilshire REIT. The Wilshire REIT does not expect to maintain an office or to employ full-time personnel. Instead, it expects to rely on the facilities and resources of WRSC to conduct its operations.

  The following table presents all compensation, fees and other benefits (including reimbursement of out-of-pocket expenses) that WRSC may earn or receive under the terms of the Management Agreement:

FEE                                              AMOUNT
---                                              ------
Base.................... Equal to 1% per annum of the first $1.0 billion of av-
                         erage invested assets, 0.75% of the next $500.0 million
                         of average invested assets and 0.50% of average in-
                         vested assets above $1.5 billion.
Incentive............... Twenty-five percent of the amount by which the Wilshire
                         REIT's funds from operations and certain gains (minus
                         certain losses) exceed the ten year U.S. Treasury rate
                         plus 5% per annum.
Expenses................ Reimbursement of due diligence costs and out-of-pocket expenses.

  The Wilshire REIT intends to grant WRSC and certain of the Wilshire REIT's directors options to purchase 2,000,000 shares of common stock of the Wilshire REIT (2,300,000 shares if the underwriters for the Wilshire REIT's proposed initial public offering exercise their over-allotment option in full) or, at the option of the Wilshire REIT, at a price per share equal to the initial offering price of the common stock of the Wilshire REIT. One quarter of WRSC's options will be exercisable on each of the first four anniversaries of the closing date of the Wilshire REIT's proposed initial public offering. Unexercised options will terminate on the tenth anniversary of the closing date of the Wilshire REIT's proposed initial public offering.

  The Management Agreement will not limit or restrict the right of WRSC or any of its officers, directors, employees or affiliates from engaging in any business or rendering services of any kind to any other person, including the purchase of, or rendering advice to others purchasing, assets that meet the Wilshire REIT's policies and criteria. However, the Company intends to grant the Wilshire REIT a right of first refusal with respect to U.S. Commercial Investments, MBS Investments and International Investments.

 Servicing

  The Company recently established servicing operations in the United Kingdom and France to service loans for itself and third parties. The Company believes that there is a demand in the European market for U.S.-style loan servicing, with its automated systems and detailed investor reporting and aggressive workout approaches. Most purchasers of distressed loans in the United Kingdom and France are U.S.-based and have utilized U.S.-style servicing and investor reporting in connection with the purchase of distressed loans in the United States. With the exception of recently originated loans, the prevailing loan servicing and reporting systems in the United Kingdom and France are less technologically developed and more labor intensive than those in the United States. The Company's loan servicing operations in Western Europe utilize the U.S. Servicer's servicing system, which has been adapted for servicing loans in Western Europe. The Wilshire REIT intends to enter into servicing agreements with the European Servicers, pursuant to which the European Servicers will act as servicers for the Wilshire REIT and provide loan and real property management services in France and the United Kingdom. As the Wilshire REIT acquires assets in other countries, the Wilshire REIT anticipates entering into similar servicing arrangements with the Company in such countries. Under the servicing agreements, the Wilshire REIT will pay the European Servicers a servicing fee at market rates for each pool of loans or real estate assets that they service for the Wilshire REIT and reimburse them for certain out-of-pocket costs associated with servicing such assets.

PROPERTIES

  The Company's corporate headquarters are located in Portland, Oregon and consist of approximately 18,000 square feet of office space leased from a corporation owned by Messrs. Wiederhorn and Mendelsohn, for an aggregate annual rental of approximately $276,000 plus a portion of the expenses incurred by the lessor in connection with the operation of the building. The lease expires December 31, 2001. The Savings Banks' sublease approximately 8,000 square feet of office space in two locations in Portland, Oregon from the Company for an aggregate annual rental in 1997 of $4. The term of the sublease is year to year. Messrs. Wiederhorn and Mendelsohn have indicated that they intend to sell the properties to the Wilshire REIT.

  The Savings Banks lease their branch offices in Beverly Hills, California, pursuant to a lease expiring February 29, 2000. First Bank leases office space for its merchant bankcard operations in Calabasas, California pursuant to a lease expiring November 30, 1999. The Company also leases office space in London, England and Paris, France.

  The Company believes its facilities are both suitable and adequate for its current business purposes.

COMPUTER SYSTEMS AND OTHER EQUIPMENT

  The Company believes that its use of information technology is a key factor in achieving a competitive advantage in acquiring pools of loans, minimizing operating costs, managing merchant cash reserves and increasing overall profitability. In addition to standard industry software applications, management has developed applications designed to provide decision support and automation of portfolio tracking and reporting.

  The Company has formed a "Year 2000 review team" to (i) assess the risks in the Company's computer systems as the calendar rolls over into the next century, (ii) develop a Company-wide Year 2000 plan and (iii) implement the Company-wide Year 2000 plan. The Company estimates that its Year 2000 plan will be completed by December 31, 1998 and estimates that the total cost for implementation of the Year 2000 plan will be approximately $200,000.

EMPLOYEES

  At September 30, 1997, the Company had 167 employees in the United States and 38 employees in Europe. The employees are not party to a collective bargaining agreement, and management believes that it has good relations with its employees.

LEGAL PROCEEDINGS

  The Company is involved in various legal proceedings occurring in the ordinary course of business, none of which are believed by management to be material.

ENVIRONMENTAL MATTERS

  The Company has acquired and will continue to acquire foreclosed real estate. Accordingly, there is a risk that the Company could be required to investigate and cleanup hazardous or toxic substances or chemical releases at such properties after acquisition by the Company, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. To date, the Company has not been required to perform any investigation or cleanup activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future.

COMPETITION

  The Company's principal competitors include other companies that specialize in the acquisition of Discounted Loans, mortgage banking companies, mortgage brokers, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Many of these institutions are substantially larger and have considerably greater financial, technical and marketing resources than the Company. The Company believes that it is able to compete on the basis of providing prompt and responsive service and its ability to analyze, effectively price and resolve Discounted and Non-Discounted Loans.

                                  REGULATION

  Financial institutions and their holding companies are extensively regulated under federal and state laws. As a result, the business, financial condition and prospects of the Savings Banks and the Company can be materially affected not only by management decisions and general economic conditions, but also by applicable statutes and regulations and other regulatory pronouncements and policies promulgated by regulatory agencies with jurisdiction over the Savings Banks and the Company, such as the OTS and the FDIC. The effect of such statutes, regulations and other pronouncements and policies can be significant, cannot be predicted with a high degree of certainty and can change over time. Moreover, such statutes, regulations and other pronouncements and policies are intended to protect depositors and the insurance funds administered by the FDIC, and not stockholders or holders of indebtedness which are not insured by the FDIC.

  The enforcement powers available to federal banking regulators are substantial and include, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions must be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

  The following discussion and other references to and descriptions of the regulation of financial institutions contained herein constitute brief summaries thereof as in effect on the date of this Prospectus. This discussion is not intended to constitute and does not purport to be a complete statement of all legal restrictions and requirements applicable to the Company and the Savings Banks and all such descriptions are qualified in their entirety by reference to applicable statutes, regulations and other regulatory pronouncements.

 Recent Regulatory Examinations

  Following examinations of the Savings Banks and WAC by the OTS in 1994, 1995, 1996 and 1997, the OTS issued Reports of Examination that were critical of the Savings Banks and WAC in a number of respects. These regulatory concerns initially resulted in the OTS requiring First Bank to enter into a Supervisory Agreement on June 8, 1995. The Supervisory Agreement required First Bank to (a) develop plans and procedures concerning (i) reduction of non-performing assets, (ii) internal asset review, (iii) asset monitoring,
(iv) appraisals, (v) loan underwriting, and (vi) loan purchases; (b) enhance recordkeeping; (c) develop requirements to ensure that the servicing of loans by the Wilshire Private Companies is satisfactory; and (d) maintain its separate corporate existence. In addition, the Supervisory Agreement required First Bank to maintain certain minimum capital ratios and prohibited First Bank from increasing total assets beyond specified levels and acquiring non-performing assets without the prior written consent of the OTS.

  In July 1996, the OTS advised First Bank that it had not fully complied with the terms of the Supervisory Agreement and that both Savings Banks had failed in a number of respects to address regulatory concerns raised in the 1994 and 1995 examination reports. The OTS also expressed continuing concerns regarding the adequacy of management of First Bank in light of its business activities. As a result of these issues, the OTS replaced the Supervisory Agreement with a Cease and Desist Order, effective October 31, 1996. Given the similar nature of Girard's business activities, the OTS has also issued a Cease and Desist Order to Girard similar to the Cease and Desist Order issued to First Bank, also effective October 31, 1996. The issuance of a cease and desist order generally is evidence of an increased level of regulatory concern regarding the subject institution. Effective October 28, 1997, the Savings Banks entered into amended Cease and Desist Orders (the "Orders") with the OTS which modified certain provisions of the original Cease and Desist Orders.

  The Orders prohibit First Bank and Girard from increasing their total assets, as measured at the end of each calendar quarter, above $145 million and $408 million, respectively, unless such increase is an amount that represents the total net interest credited on deposit liabilities earned during that quarter plus any increase permitted under the Orders in prior quarters. The Orders also prohibit the Savings Banks from purchasing (i) any loans or real estate, without the approval of the OTS, until certain acquisition and servicing delinquencies identified by the OTS have been corrected, and (ii) any non-performing assets or foreclosed real estate until such time as the Savings Banks are rated a composite "3" rating according to the Uniform Financial Institutions Rating System with continued compliance with required capital ratios.

  The Orders require the Savings Banks to (i) maintain an effective Internal Asset Review ("IAR") system that provides for adequate internal controls to ensure that management timely reviews and classifies assets pursuant to their IAR policies; (ii) fully comply with all policies and procedures submitted to the OTS pursuant to the previous cease and desist orders; (iii) operate pursuant to and comply with their business plans; and (iv) submit to the OTS, by no later than November 30, 1997, the IRR Plan. The Orders also require the Savings Banks to submit to the OTS, by November 30, 1997 and after each calendar quarter, a report (i) detailing their progress in implementing their Allowance for Loan and Lease Losses policies and the results of their reserve analysis for the preceding calendar quarter; (ii) detailing any violations of the policies and procedures submitted to the OTS that occurred during the preceding quarter, together with an explanation as to what caused or contributed to the act or practice constituting such violation, and what, if any, corrective action has been undertaken; (iii) detailing any variances from the business plan that occurred during the preceding quarter, showing actual and planned results, and explaining any variances greater than 5 percent; (iv) detailing their progress in implementing the IRR plan during the preceding quarter; (v) review and analyze, by November 30, 1997, the terms of all existing loan servicing or other agreements with affiliates, to confirm that such agreements comply with the Orders and that there are formal written agreements with respect to all transactions with affiliates and (vi) comparing the results of its profitability model with the performance of its purchased assets. Management believes that the Savings Banks have complied with those provisions of the Orders that required the Savings Banks to complete certain actions by November 30, 1997, with the exception of timely documentation of a reduced loan service arrangement with an affiliate.

  The Orders also require each of the Savings Banks to elect at least two additional new outside directors with specific financial institution industry experience. Such outside directors cannot have any association with affiliates of the Savings Banks, their holding company or institution-affiliated parties, except that such director can simultaneously serve as a director of each of the Savings Banks. As of October 31, 1997, the Savings Banks had elected two new directors.

  To address regulatory concerns, First Bank submitted to the OTS, a Bankcard Plan which (i) established a method by which First Bank will estimate the appropriate level of reserves for its bankcard operations; (ii) established internal controls; (iii) created an overdraft policy that requires timely recognition of overdraft losses and identifies employees with authority to approve overdrafts; and (iv) ensures that First Bank will comply with all applicable statutes and regulations. After each calendar quarter, First Bank is required to report to the OTS in writing any variances to the Bankcard Plan.

  The Orders are enforceable by the OTS as written agreements under the Federal Deposit Insurance Act. Therefore, failure to comply with the requirements of the Orders could subject the Savings Banks and their directors and officers to further enforcement actions.

 Savings and Loan Holding Companies

  The Company is a savings and loan holding company that is regulated and subject to examination by the OTS. The activities of savings and loan holding companies are governed by the provisions of the Home Owners' Loan Act, as amended ("HOLA"). Pursuant to HOLA, a savings and loan holding company may not
(i) acquire control of a savings association or savings and loan holding company without prior OTS approval; (ii) acquire, except with prior OTS approval, by process of merger, consolidation, or purchase of assets of another savings association or savings and loan holding company, all or substantially all of the assets of any such association or holding company; or
(iii) acquire, by purchase or otherwise, more than 5% of the voting shares of a savings association that is not a subsidiary, or of a savings and loan holding company that is not a subsidiary. In considering whether to grant approval for any such transaction, the OTS will take into consideration a number of factors, including the competitive effects of the transaction, the financial and managerial resources and future

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

prospects of the holding company and the institution involved, and the convenience and need of the community to be served.

  Federal law empowers the Director of the OTS to take substantive action when he determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of any particular activity constitutes a serious risk to the financial safety, soundness or stability of a savings and loan holding company's subsidiary savings institutions. In addition, the Director of the OTS has oversight authority with respect to all holding company affiliates. Specifically, the Director of the OTS may, as necessary
(i) limit the payment of dividends by the savings institutions; (ii) limit transactions between the savings institutions, the holding company and the subsidiaries or affiliates of either; or (iii) limit any activities of the savings institutions that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institutions. Any such limits would be issued in the form of a directive having the legal effect of a cease and desist order.

 Activities Limitations

  Until the merger of First Bank and Girard in December 1997, the Company was classified as a multiple savings and loan holding company under applicable law as a result of its ownership of First Bank and Girard. A holding company that owns two or more financial institutions or whose sole subsidiary fails to meet the QTL test is subject to the activities limitations applicable to multiple savings and loan holding companies. In general, a multiple savings and loan holding company (or subsidiary thereof that is not an insured institution) may not commence or continue for more than a limited period of time after becoming a multiple savings and loan holding company (or a subsidiary thereof), any business activity other than (i) furnishing or performing management services for a subsidiary insured institution; (ii) conducting an insurance agency or an escrow business; (iii) holding, managing or liquidating assets owned by or acquired from a subsidiary insured institution; (iv) holding or managing properties used or occupied by a subsidiary insured institution; (v) acting as trustee under deeds of trust; (vi) those activities previously directly authorized by the OTS by regulation as of March 5, 1987 to be engaged in by multiple savings and loan holding companies; or (vii) subject to prior approval of the OTS, those activities authorized by the FRB as permissible investments for bank holding companies. A savings and loan holding company which has only one insured institution subsidiary (known as a "unitary" savings and loan holding company) and which subsidiary qualifies as a qualified thrift lender ("QTL"), generally has the broadest authority to engage in various types of business activities with few restrictions on its activities, except that historically savings and loan holding companies have not been permitted to acquire or be acquired by an entity engaged in securities underwriting or market making.

 Restrictions on Transactions with the Savings Banks

  The Savings Banks are subject to restrictions in their dealings with the Company and the Company's non-bank subsidiaries under HOLA and certain provisions of the Federal Reserve Act ("FRA") that are made applicable to savings institutions by HOLA and OTS regulations.

  A savings institution's transactions with its affiliates are subject to limitations set forth in HOLA and OTS regulations, which incorporate Sections 23A, 23B, 22(g) and 22(h) of the FRA and Regulation O adopted by the FRB. Under Section 23A, an "affiliate" of an institution is defined generally as
(i) any company that controls the institution and any other company that is controlled by the company that controls the institution, (ii) any company that is controlled by the shareholders who control the institution or any company that controls the institution or (iii) any company that is determined by regulation or order to have a relationship with the institution (or any subsidiary or affiliate of the institution) such that "covered transactions" with the company may be affected by the relationship to the detriment of the institution. "Control" is determined to exist if a percentage stock ownership test is met or if there is control over the election of directors or the management or policies of the company or institution. "Covered transactions" generally include loans or extensions of credit to an affiliate, purchases of securities issued by an affiliate, purchases of assets from an affiliate (except as may be exempted by order or regulation), and certain other transactions.

THE SAVINGS BANKS

 General

  The Savings Banks are federally chartered savings banks organized under HOLA. As such, the Savings Banks are subject to regulation, supervision and examination by the OTS. The deposit accounts of the Savings Banks are insured up to applicable limits by the FDIC through the Savings Association Insurance Fund ("SAIF") and, as a result, the Savings Banks also are subject to regulation, supervision and examination by the FDIC.

  The business and affairs of the Savings Banks are regulated in a variety of ways. Regulations apply to, among other things, insurance of deposit accounts, capital ratios, payment of dividends, liquidity requirements, the nature and amount of the investments that the Savings Banks may make, transactions with affiliates, community and consumer lending laws, internal policies and controls, reporting by and examination of the Savings Banks and changes in control of the Savings Banks.

 Regulatory Capital Requirements

  Federally insured savings associations are required to maintain minimum levels of regulatory capital. These standards generally are as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis. In making such determination, the OTS can take into account a number of factors, including a bank's loan portfolio quality, recent operating losses or anticipated losses, the condition of its holdings company and whether the bank is receiving any special supervisory attention. In connection with the 1997 examination, the OTS indicated that the capital level of Girard was less than satisfactory and the capital level of First Bank was not adequate in view of their risk profiles, despite the fact that the Savings Banks had capital levels that would otherwise have qualified them as "well capitalized" under OTS regulatory capital requirements. The OTS also indicated that the Savings Banks' current capital requirements may not be appropriate given the deficiencies noted in the examination. As a result, the Orders require First Bank and Girard to maintain core capital and risk-based capital equal to the dollar amount of capital at March 31, 1997 levels, as measured at the end of each calendar quarter. Based upon the current level of assets at the Savings Banks, the capital levels required by the Orders exceed the capital levels that would enable the Savings Banks to qualify as "well-capitalized." The Orders provide that in the event capital falls below the levels required by the Orders as a result of any determination by the OTS or otherwise that adversely affects the Savings Banks' financial condition, additional capital would have to be infused into the Savings Banks.

  Federally insured savings associations are subject to three capital requirements: a tangible capital requirement, a core or leverage capital requirement and a risk-based capital requirement. All savings associations currently are required to maintain tangible capital of at least 1.5% of adjusted total assets (as defined in the regulations), core capital equal to 4.0% of adjusted total assets (3% for associations classified as CAMEL 1 during their most recent examination) and total capital (a combination of core and supplementary capital) equal to 8% of risk-weighted assets. For these purposes, tangible capital is core capital less all intangibles other than qualifying mortgage servicing rights. Since neither Savings Bank had intangibles at September 30, 1997, tangible capital was the same as core capital for both Savings Banks. Core capital includes common stockholders' equity, non-cumulative perpetual preferred stock and related surplus', minority interests in the equity accounts of fully consolidated subsidiaries, certain non-withdrawable accounts and pledged deposits and remaining goodwill from certain prior regulatory practices.

  A savings association is allowed to include both core capital and supplementary capital in the calculation of its total capital for purposes of the risk-based capital requirements, provided that the amount of supplementary

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

capital included does not exceed the savings association's core capital. Supplementary capital consists of certain capital instruments that do not qualify as core capital, including subordinated debt which meets specified requirements, subject to certain limitations, and loan and lease loss general valuation allowances. General valuation allowances can generally be included up to 1.25% of risk-weighted assets. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights assigned by the OTS for principal categories of assets currently range from 0% to 100%, depending on the type of asset.

  OTS policy imposes a limitation on the amount of net deferred tax assets under SFAS No. 109 that may be included in regulatory capital. (Net deferred tax assets represent deferred tax assets, reduced by any valuation allowances, in excess of deferred tax liabilities.) Application of the limit depends on the possible sources of taxable income available to an institution to realize deferred tax assets. Deferred tax assets that can be realized from the following generally are not limited to taxes paid in prior carryback years and future reversals of existing taxable temporary differences. To the extent that the realization of deferred tax assets depends on an institution's future taxable income (exclusive of reversing temporary differences and carryforwards), or its tax-planning strategies, such deferred tax assets are limited for regulatory capital purposes to the lesser of the amount that can be realized within one year of the quarter-end report date or 10% of core capital.

  OTS regulations require that an interest-rate risk component be included in the risk-based capital regulation. Under the regulation, an institution with a greater than specified level of interest rate risk is subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. As a result, such an institution would be required to maintain additional capital in order to comply with the risk-based capital requirement. At September 30, 1997, the Savings Banks' capital ratios were not affected by the interest-rate risk component regulations.

 Insurance of Accounts

  As an FDIC-insured institution, the Savings Banks are required to pay deposit insurance premiums to the SAIF as administered by the FDIC. The SAIF maintains a fund to insure deposits of savings institutions, including the Savings Banks. The SAIF also maintains a fund to insure the deposits of institutions, such as the Savings Banks, that were previously insured by the Federal Savings and Loan Insurance Corporation ("FSLIC"). The SAIF historically has had three major obligations: to fund losses associated with the failure of institutions with SAIF-insured deposits; to increase the SAIF's reserves to 1.25% of insured deposits; and to make interest payments on debt incurred to provide funds to the FSLIC (the "FICO debt"). Under current FDIC regulations, institutions are assigned to one of three capital groups based on the level of an institution's capital, "well-capitalized," "adequately capitalized," or "undercapitalized," which are defined in the same manner as in the regulations establishing the prompt corrective action system, as discussed below. These three groups are then divided into three subgroups which are based on supervisory evaluations by the institution's primary federal banking regulator, resulting in nine assessment classifications. Deposit insurance premium assessment rates currently range from .04% for well capitalized institutions with only a few supervisory concerns to .31% for undercapitalized institutions with substantial supervisory concerns.

  Recently proposed FDIC regulations would reduce future semiannual SAIF assessments for savings institutions such as the Savings Banks. The reduced assessment schedule would reduce rates to 0.0% for well capitalized with only a few minor supervisory concerns to .27% for undercapitalized institutions with substantial supervisory concerns. In addition, savings institutions such as the Savings Banks will pay an additional amount to be determined from time to time in semiannual premiums to cover costs of the FICO debt.

 Recapitalization of SAIF

  The SAIF, due to the large number of failed savings institutions in the late 1980s and early 1990s, has been unable to attain the statutorily required reserve ratio of 1.25% of insured deposits. Legislation enacted on September 30, 1996, provides for a special assessment to be collected no later than 60 days after the date of enactment based on deposits held as of March 31, 1995, at a rate sufficient to provide the SAIF with reserves equal to 1.25% of total deposits. Based on the Savings Banks' deposits as of March 31, 1995, the one-time special assessment resulted in the Savings Banks' incurring a pre-tax charge of approximately $1.4 million.

  The law also provides that the SAIF and the Bank Insurance Fund ("BIF") shall be merged on January 1, 1999, provided that all savings associations have converted to banks by that date, but does not provide legislation to implement such a conversion. The law further provides that between January 1, 1997, and December 31, 1999 (or the date the last savings association ceases to exist, whichever is earlier), the interest costs for FICO debt will be shared by SAIF and BIF assessments, with SAIF institutions paying about 60% of the dollar amount and BIF institutions paying about 40% of the dollar amount. If the BIF and the SAIF have not merged by January 1, 2000, these FICO interest costs will be assessed pro rata, with all insured institutions paying the same rate. The law also includes a provision intended to limit "deposit shifting" from a SAIF-insured institution to a BIF-insured affiliate.

  The FDIC may terminate the deposit insurance of any insured depository institution, including the Savings Banks, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Savings Banks' deposit insurance.

 Prompt Corrective Action

  Federal law provides the federal banking regulators with broad power to take "prompt corrective action" to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depend on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Under regulations adopted by the federal banking regulators, an institution shall be deemed to be (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized,"
(iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%, and
(v) "critically undercapitalized" if it has a ratio of tangible equity to adjusted total assets that is equal to or less than 2.0%. The regulations also permit the appropriate federal banking regulator to downgrade an institution to the next lower category (provided that a significantly undercapitalized institution may not be downgraded to critically undercapitalized) if the regulator determines (i) after notice and opportunity for hearing or response, that the institution is in an unsafe or unsound condition or (ii) that the institution has received (and not corrected) a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent exam. As of September 30, 1997, the Savings Banks had capital in excess of the amount of capital that would enable the Savings Banks to be considered "well capitalized" institutions under the prompt corrective action regulations of the OTS.

  Depending upon the capital category to which an institution is assigned, the regulators' corrective powers, many of which are mandatory in certain circumstances, include prohibition on capital distributions; prohibition on payment of management fees to controlling persons; requiring the submission of a capital restoration plan; placing limits on asset growth; limiting acquisitions, branching or new lines of business; requiring the institution

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

to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates that the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and, ultimately, appointing a receiver for the institution.

 Brokered Deposits

  Under applicable laws and regulations, an insured depository institution may be restricted in obtaining, directly or indirectly, funds by or through any "deposit broker," as defined, for deposit into one or more deposit accounts at the institution. The term "deposit broker" generally includes any person engaged in the business of placing deposits, or facilitating the placement of deposits, of third parties with insured depository institutions or the business of placing deposits with insured depository institutions for the purpose of selling interests in those deposits to third parties. Under FDIC regulations, well-capitalized institutions are not subject to any brokered deposit limitations, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only (i) with a waiver from the FDIC and (ii) subject to the limitation that they do not pay an effective yield on any such deposit which exceeds by more than (a) 75 basis points the effective yield paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted in its normal market area or (b) by 120% for retail deposits and 130% for wholesale deposits, respectively, of the current yield on comparable maturity U.S. treasury obligations for deposits accepted outside the institution's normal market area. Undercapitalized institutions are not permitted to accept brokered deposits and may not solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in the institution's normal market area or in the market area in which such deposits are being solicited.

 Restrictions on Capital Distributions

  The OTS has promulgated a regulation governing capital distributions by savings associations, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings association as a capital distribution. The regulations establish a tiered system of regulation with the greatest flexibility being afforded to well-capitalized institutions.

  An institution that meets its fully phased-in capital requirements is permitted to make capital distributions during a calendar year, without prior OTS approval, of up to the greater of (i) 100% of its net income during the calendar year, plus the amount that would reduce by not more than one-half its "surplus capital ratio" at the beginning of the calendar year (the amount by which the institution's actual capital exceeded its fully phased-in capital requirement at that date) or (ii) 75% of its net income over the most recent four-quarter period. An institution that meets its current minimum capital requirements but not its fully phased-in capital requirements may make capital distributions, without prior OTS approval, of up to 75% of its net income over the most recent four-quarter period, as reduced by the amounts of any capital distributions previously made during such period. An institution that does not meet its minimum regulatory capital requirements prior to, or on a pro forma basis after giving effect to, a proposed capital distribution, or that the OTS has notified as needing more than normal supervision, is not authorized to make any capital distributions unless it receives prior written approval from the OTS or the distributions are in accordance with the express terms of an approved capital plan.

  The OTS has proposed an amendment to its capital distribution regulation to conform to its PCA regulations by replacing the current "tiered" approach summarized above with one that would allow institutions to make capital distributions that would not result in the institution falling below the PCA "adequately capitalized" capital category. Under this proposal, an institution would be able to make a capital distribution (i) without notice or application, if the institution is not held by a savings and loan holding company and received a sufficiently favorable regulatory rating of 1 or 2, (ii) by providing notice to the OTS if, after the capital distribution, the institution would remain at least "adequately capitalized," or (iii) by submitting an application to the OTS.

  The OTS retains the authority to prohibit any capital distribution otherwise authorized under its regulations if the OTS determines that the capital distribution would constitute an unsafe or unsound practice. The regulations also apply to direct and indirect distributions to affiliates, including those occurring in connection with corporation reorganizations.

 Affiliate Transactions

  Under federal law and regulation, transactions between a savings association and its affiliates are subject to quantitative and qualitative restrictions. Affiliates of a savings association include, among other entities, companies that control, are controlled by or are under common control with the savings association. As a result, the Company and its non-bank subsidiaries are affiliates of the Savings Banks.

  Savings associations are restricted in their ability to engage in "covered transactions" with their affiliates. In addition, covered transactions between a savings association and an affiliate, as well as certain other transactions with or benefitting an affiliate, must be on terms and conditions at least as favorable to the savings association as those prevailing at the time for comparable transactions with nonaffiliated companies. Savings associations are required to make and retain detailed records of transactions with affiliates.

  Notwithstanding the foregoing, a savings association is not permitted to make a loan or extension of credit to any affiliate unless the affiliate is engaged only in activities the FRB has determined to be permissible for bank holding companies. Savings associations are prohibited from purchasing or investing in securities issued by an affiliate, other than shares of a subsidiary.

  Savings associations are also subject to various limitations and reporting requirements on loans to insiders. These limitations require, among other things, that all loans or extensions of credit to insiders (generally executive officers, directors or 10% stockholders of the institution) or their "related interests" be made on substantially the same terms (including interest rates and collateral) as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with the general public and not involve more than the normal risk of repayment or present other unfavorable features.

 Qualified Thrift Lender Test

  All savings associations are required to meet a QTL Test set forth in HOLA and regulations of the OTS thereunder to avoid certain restrictions on their operations. A savings association that does not meet the QTL Test set forth in HOLA and implementing regulations must either convert to a bank charter or comply with the following restrictions on its operations: (i) the association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the association shall be restricted to those of a national bank; (iii) the association shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

  Historically, the QTL test has required that 65% of an institution's "portfolio assets" consist of certain housing and consumer-related assets on a monthly basis in at least nine out of every 12 months. As of September 30, 1997, the qualified thrift investments of the First Bank and Girard were approximately 65.6% and 85.1%, respectively, of their portfolio assets. Recently enacted legislation provides that certain education, small business and consumer loans may be included as qualified thrift investments for purposes of the QTL test.

 Loans-to-One Borrower

  Under applicable laws and regulations, the amount of loans and extensions of credit which may be extended by a savings institution such as the Savings Banks to any one borrower, including related entities, generally may not exceed the greater of $500,000 or 15% of the unimpaired capital and unimpaired surplus of the institution. Loans in an amount equal to an additional 10% of unimpaired capital and unimpaired surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. An institution's "unimpaired capital and unimpaired surplus" includes, among other things, the amount of its core capital and supplementary capital included in its total capital under OTS regulations.

  At September 30, 1997, First Bank's and Girard's unimpaired capital and surplus amounted to approximately $17.7 million and approximately $52.6 million, respectively, resulting in a general loans-to-one borrower limitation of approximately $2.7 million and approximately $7.9 million, respectively, under applicable laws and regulations.

COMMUNITY INVESTMENT AND CONSUMER PROTECTION LAWS

 Truth in Lending

  The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder contain certain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three day right to cancel certain credit transactions including loans of the type originated by the Company and the Savings Banks. If the Company and the Savings Banks were found not to be in compliance with TILA, aggrieved borrowers could have the right to rescind their loans and to demand, among other things, the return of finance charges and fees paid to the Company.

OTHER LENDING LAWS

  The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on certain prohibited bases, including race, color, religion, national origin, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency. In addition, the Company is subject to the Fair Housing Act and regulations thereunder, which broadly prohibit certain discriminatory practices in connection with the Company's business. The Company is also subject to the Real Estate Settlement Procedures Act of 1974, as amended, and the Home Mortgage Disclosure Act.

  In addition, the Company is subject to various other Federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures that must be followed by, mortgage lenders and services, and disclosures that must be made to consumer borrowers. Failure to comply with such laws, as well as with the laws described above, may result in civil and criminal liability.

 Community Reinvestment Act

  Under the CRA, as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institutions, to assess the institution's CRA rating and requires that the OTS provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The four ratings are "outstanding record of meeting community credit needs," "satisfactory record of meeting community credit needs," "needs to improve record of meeting community credit needs" and "substantial non-compliance in meeting community credit needs." An institution's CRA rating is taken into account in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Poor CRA performance maybe the basis for denying an application. First Bank and Girard each received a "satisfactory record of meeting community credit needs" rating during their most recent OTS examinations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the directors and executive officers of the Company at September 30, 1997:

   NAME                    AGE                      OFFICE
   ----                    ---                      ------
Andrew A. Wiederhorn...... 31  Chairman of the Board, Chief Executive Officer,
                               Secretary and Treasurer of the Company
Lawrence A. Mendelsohn.... 36  President and Director of the Company
Sheryl Anne Morehead...... 45  Executive Vice President, S&L Group of the
                               Company and Chief Executive Officer and
                               President of the Savings Banks
Chris Tassos.............. 40  Executive Vice President and Chief Financial
                               Officer of the Company
Phillip D. Vincent........ 43  Executive Vice President, Loan Servicing of the
                               Company
Bo G. Aberg............... 49  Senior Vice President, Europe of the Company
Donald J. Berchtold....... 52  Senior Vice President, Administration of the
                               Company
Kenneth R. Kepp........... 42  Senior Vice President, Operations of the Company
Glenn J. Ohl.............. 43  Senior Vice President of the Company and Chief
                               Financial Officer of WFC
Peter O'Kane.............. 31  Senior Vice President, Loan Acquisitions of the
                               Company
Robert G. Rosen........... 31  Senior Vice President, Asset Securitization of
                               the Company
R. Scott Stevenson........ 40  Senior Vice President of the Company
Geoffrey B. Davis......... 55  Chief Information Officer of the Company
Don H. Coleman............ 59  Director of the Company
Philip G. Forte........... 33  Director of the Company
David Dale-Johnson........ 50  Director of the Company

  Andrew A. Wiederhorn is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wiederhorn founded the Wilshire Private Companies and continues to serve as the Chief Executive Officer, Treasurer, Secretary and sole director of the Wilshire Private Companies. Mr. Wiederhorn received his B.S. degree in Business Administration from the University of Southern California.

  Lawrence A. Mendelsohn is a director and the President of the Company. From February 1993 until October 1996, Mr. Mendelsohn was the Executive Vice President of the Wilshire Private Companies. From January 1992 until February 1993, Mr. Mendelsohn was Vice President, Principal and Head of Capital Markets for Emerging Markets of Bankers Trust New York Corporation/BT Securities Corporation. From August 1987 until January 1992, Mr. Mendelsohn was the Vice President, Senior Options Principal and Head of Proprietary Trading for Equities, Equity Options and Distressed Debt for J.P. Morgan and Co./J.P. Morgan Securities. Mr. Mendelsohn received an A.B. degree in Economics from the University of Chicago, an M.A. degree in International Politics from the University of Texas, an M.S. degree in Business Research from the University of Southern California and a Ph.D./ABD in Finance from the University of Southern California.

  Sheryl Anne Morehead is Executive Vice President, S&L Group of the Company and Chief Executive Officer and President of the Savings Banks. Ms. Morehead was Senior Vice President, S&L Group of the

Company and Chief Executive Officer of the Savings Banks from November 1996 until June 1997. From December 1993 until October 1996, Ms. Morehead was the Chief Credit Officer/Chief Operating Officer of First Los Angeles Bank/San Paoulo Bank Group, a commercial banking institution. From August 1990 until December 1993, Ms. Morehead was the Chief Credit Officer/Executive Vice President of First Federal Bank of Santa Monica, a savings bank. Ms. Morehead received a B.S. degree from Boston University and an M.B.A. degree from Harvard Graduate School of Business.

  Chris Tassos is Executive Vice President and Chief Financial Officer of the Company. Mr. Tassos was Senior Vice President and Chief Financial Officer of the Company from October 1996 until June 1997. From August 1995 until October 1996 Mr. Tassos was the Executive Vice President of the Wilshire Private Companies. From March 1992 until February 1995, he was the Chief Financial Officer and/or Senior Vice President of Finance of Long Beach Mortgage Company (formerly Long Beach Bank). Mr. Tassos received a B.A. degree from California State University, Fullerton. From July 1979 until April 1984, and May 1985 until September, 1990 Mr. Tassos was an auditor for Deloitte & Touche LLP.

  Phillip D. Vincent is Executive Vice President, Loan Servicing of the Company. Mr. Vincent was Senior Vice President, Loan Servicing of the Company from October 1996 until June 1997. Mr. Vincent was Senior Vice President and Chief Administrative Officer of The J.E. Robert Company, Inc., one of the largest real estate and mortgage investment managers in the U.S. from April 1995 until July 1996, Senior Vice President and Managing Officer of The J.E. Robert Company, Inc. from June 1992 until September 1995, and Vice President and Division Manager of The J.E. Robert Company, Inc. from 1991 until May 1992. Mr. Vincent is a member of the American Institute of Certified Public Accountants. Mr. Vincent received a B.S. degree in Finance from Oklahoma State University.

  Bo G. Aberg is Senior Vice President, European Operations of the Company. From November 1994 to September 1996, Mr. Aberg was Chief Executive Officer of Securum Holding B.V., a Kingdom of Sweden owned work-out company in Europe. From September 1992 to November 1994, Mr. Aberg was Chief Executive Officer of Securum Real Estate Group, Malmo, Sweden. From January 1982 to September 1992, Mr. Aberg held several positions within the PK Group (a Swedish banking group), and from September 1974 to January 1982, he was a Chartered Accountant for Hagstroms Revisions Byra AB Sweden (now Ernst & Young). Mr. Aberg received the equivalent of a B.S. degree in Economics (Ekonomexanon) and an academic degree in Law (Jurkandexamen) both from the University of Stockholm, Sweden.

  Donald J. Berchtold is Senior Vice President, Administration. From March 1992 until October 1996, Mr. Berchtold was Senior Vice President of the Wilshire Private Companies. From February 1991 until November 1992, he was a consultant to Entertainment Publications Inc.--CUC International Inc. Mr. Berchtold received a BSc. degree in Business/Finance and Marketing from Santa Clara University. Mr. Berchtold is Mr. Wiederhorn's father-in-law.

  Kenneth R. Kepp is Senior Vice President, Operations. From November 1991 until October 1996, Mr. Kepp was Senior Vice President of the Wilshire Private Companies. From June 1990 until November 1991, Mr. Kepp was the Managing Director of Network Associates International, a consulting company to the leasing industry. Mr. Kepp received a B.S. degree in Finance from Northern Illinois University.

  Glenn J. Ohl is Senior Vice President of the Company and Chief Financial Officer of WFC. Mr. Ohl was Chief Financial Officer of WFC from November 1996 until June 1997. From August 1995 until October 1996, Mr. Ohl was the Senior Vice President and Corporate Treasurer of CWM Mortgage Holdings, Inc., an affiliate of Countrywide Credit Industries Inc., a residential financing company. From September 1992 until August 1995, Mr. Ohl was the Executive Vice President and Chief Financial Officer of ARCS Mortgage, Inc., a financing company. Mr. Ohl received a B.A. degree from Franklin and Marshall College and an M.B.A. degree from New York University.

  Peter O'Kane is Senior Vice President, Loan Acquisitions. Mr. O'Kane was Vice President, Loan Acquisitions from October 1996 until June 1997. From May 1994 until October 1996, Mr. O'Kane was the Vice President, Loan Acquisitions of the Wilshire Private Companies. From September 1992 until April 1994, Mr. O'Kane was an Asset Manager, Investment Division of J.E. Robert Company, Inc. From September 1991 until September 1992, Mr. O'Kane was a staff consultant with Arthur Andersen & Company. From March 1990 until August 1991, Mr. O'Kane was an analyst for GranCorp, Inc., a real estate investment company. Mr. O'Kane received a B.A. degree from the University of Washington.

  Robert G. Rosen is Senior Vice President, Asset Securitization of the Company. Mr. Rosen was the Vice President of Securitization at BTM Capital Corp., a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi, Ltd. since March 1997. From January 1995 until March 1997 Mr. Rosen was a Director of Black Diamond Advisors, Inc., a firm specializing in securitization and capital markets needs of finance companies. From January 1994 to January 1995 Mr. Rosen was with Kidder, Peabody and Co. in the Asset-Backed Securitization Group. From 1991 to 1994 Mr. Rosen was the Assistant Vice President and Manager of Securitization and Commercial Paper within the Corporate Trust Department at Bankers Trust Company. Mr. Rosen received a B.A. and an M.B.A. from Union College.

  R. Scott Stevenson is Senior Vice President of the Company. Mr. Stevenson was Vice President of the Company and President of Girard and First Bank from October 1996 until September 1997. From June 1991 until October 1996, he was the President and Chief Executive Officer of Girard. From January 1986 until June 1991, he held various positions at Girard including Chief Operating Officer, Chief Financial Officer and Loan Officer. Mr. Stevenson received a B.S. degree in Accounting and an M.S. degree in Taxation from Brigham Young University.

  Geoffrey B. Davis is Chief Information Officer of the Company. Since 1970 Mr. Davis has held various senior management positions with Bank of America in Venezuela, Panama, Spain, Canada, Mexico and Brazil. Prior to 1970, Mr. Davis spent four years in the Air Force Strategic Air Command. Mr. Davis received an A.B. degree in International Relations from the University of North Carolina, Chapel Hill and an M.B.A. degree from the University of California, Los Angeles. Mr. Davis also completed the Executive Program for Information Systems, Harvard University.

  Don H. Coleman is a director of the Company. Since March 1994, Mr. Coleman has been the President of International Manufacturing and Licensing, Inc., a subsidiary of the ICT Group, Inc., a supplier of wireless phone equipment worldwide. From January 1988 until March 1994, Mr. Coleman was President of Liquid Spring Corporation, a manufacturer of automobile components. From 1984 to 1986, Mr. Coleman was President of Clarion Corporation of America, a major supplier of automotive sound systems and electronics. Mr. Coleman is a director of ICT Group, Inc., and Fabricated Metals, Inc., a materials handling equipment manufacturer. Mr. Coleman received a B.A. degree in Economics and an M.B.A. degree from Stanford University.

  Philip G. Forte is a director of the Company. Mr. Forte has been the President of Wilshire Cellular, Inc., a cellular phone leasing company, since June 1994. Wilshire Cellular, Inc. is not an affiliate of the Company. From March 1992 until June 1994, Mr. Forte was the Vice President, Sales and Marketing of Vinyl Chem International, Inc., a textile chemical repair manufacturer. From September 1989 until March 1992, Mr. Forte was the Vice President, Sales and Marketing of Pacific Western University. Mr. Forte received a B.S. degree in Business Administration from the University of Southern California.

  David Dale-Johnson is a director of the Company. Since 1988, Mr. Dale-Johnson has been the Director, Program in Real Estate, School of Business Administration, University of Southern California. Mr. Dale-Johnson also is Vice-Chairman and a director of Century Center for Economic Opportunity, Inc., a non-profit corporation. Mr. Dale-Johnson is also a consultant for several public and private companies and government agencies. Mr. Dale-Johnson received his B.A. degree in Art History from the University of British Columbia, M. Sc. degree in Business Administration from the University of British Columbia and a Ph.D. degree in Business Administration from the University of California, Berkeley.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

  The Audit Committee, which consists of a majority of independent directors who are not affiliated with the Principal Shareholders, makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. Messrs. Wiederhorn, Coleman and Dale-Johnson are the members of the Audit Committee.

ELECTION OF DIRECTORS

  The Company's Board of Directors is divided into three classes. Directors of each class are elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years. Philip G. Forte's term expires in 2000, Messrs. Wiederhorn's and Mendelsohn's terms expire in 1999, and Don H. Coleman's and David Dale-Johnson's terms expire in 1998.

COMPENSATION OF DIRECTORS

  The Company pays its nonemployee directors a per meeting fee of $1,000 for each board meeting and a fee of $100 per hour for each committee meeting attended which is not on a regularly scheduled meeting date. Under the Company's Stock Incentive Plan, on the last trading day of each calendar quarter, the Company automatically grants each non-employee director an option to purchase shares of common stock equal to $6,250 divided by the fair market value per share of the Common Stock on the date of grant. In addition, nonemployee directors are eligible for annual grants of options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Determinations regarding compensation of the Company's employees are made by the Compensation Committee of the Board of Directors. David Dale-Johnson and Don H. Coleman are the members of the Compensation Committee. Neither David Dale-Johnson nor Don Coleman participated in the compensation decisions relating to Messrs. Wiederhorn's and Mendelsohn's base salary for fiscal 1996 and 1997. Messrs. Wiederhorn and Mendelsohn actively participated in such decisions.

  The Company leases office space for its corporate headquarters from a corporation owned by Messrs. Wiederhorn and Mendelsohn. The lease agreement provides for an aggregate annual rent payment in 1997 of approximately $276,000 and expires December 31, 2001. In addition to base rent, the Company is required to pay its proportionate share of operating expenses incurred by the lessor in connection with the operations of the building. Girard and First Bank sublease approximately 8,000 sq. ft. of office space in two locations from the Company for an aggregate annual rental payment in 1997 of $4. The term of the sublease is year-to-year. Messrs. Wiederhorn and Mendelsohn have indicated that they intend to sell the property to the Wilshire REIT.

  In connection with the formation of WFSG, on December 24, 1996, certain executive officers and directors exchanged 5.1% of the capital stock of Girard, 5.1% of the capital stock of First Bank, and approximately 99% of the capital stock of WAC (which owned 94.9% of the capital stock of Girard and First Bank), for 5,447,901 shares of Common Stock.

  The Company is a party to a loan servicing agreement with the U.S. Servicer pursuant to which the U.S. Servicer acts as sub-servicer for the Company and provides loan portfolio management services, including billing, portfolio administration and collection services for the Company's pools of loans. The Company pays the U.S. Servicer a servicing fee at or below the prevailing market rates for each pool of loans that the U.S. Servicer is servicing for the Company. The Company has the option at any time after November 15, 1998 to acquire the U.S. Servicer's servicing operations, provided that the Company or one of its subsidiaries has obtained the appropriate regulatory approvals and licenses to service loans. The Company also may request that the Servicing Transfer occur on an earlier date, provided that the foregoing conditions are met, but the U.S. Servicer has no obligation to effect the Servicing Transfer prior to November 15, 1998. The Servicing Transfer will occur automatically on November 15, 1999, provided the foregoing conditions are met. Upon the effectiveness of the Servicing Transfer, the Company is expected to terminate its servicing arrangement with the U.S. Servicer and begin servicing loans, through its subsidiary, WSC, for its own account and for the account of unaffiliated third parties. Since the U.S. Servicer has pledged certain of the servicing rights owned by it to a third party creditor, the transfer of the servicing of these loans to the Company on the effectiveness of the Servicing Transfer may require approval of that creditor.

  Each of the Savings Banks is a party to a loan servicing agreement with the U.S. Servicer pursuant to which the U.S. Servicer provides loan portfolio management services, including billing, portfolio administration and collection services, for all loans owned, acquired or made by the Savings Banks.

  While the Company is in the process of obtaining the necessary licensing approvals for its servicing operations, certain executive officers of the Company, including Andrew Wiederhorn, Lawrence Mendelsohn, Kenneth Kepp, Donald Berchtold, Chris Tassos and Phillip Vincent, are continuing to serve as executive officers of the Wilshire Private Companies and receive minimal compensation from the Wilshire Private Companies.

  While the Company is obtaining necessary regulatory approvals, the U.S. Servicer is originating residential mortgage loans for the Company's account through its correspondent relationships and transferring the newly originated loans to the Company, which simultaneously provides the funding for those loans.

  The Company and the Wilshire Private Companies are parties to an Administrative Services Agreement pursuant to which the Wilshire Private Companies and the Company have agreed to provide certain services to each other, including, among other things, certain financial reporting functions, legal compliance, banking, risk management and operational and strategic services. The agreement provides for the payment of a market rate fee plus reimbursement of any out-of-pocket expenses for any services rendered by one party to another. The initial term of the agreement expires on December 31, 1997, subject to renewal for successive one-year periods.

  In the first quarter of 1997, the U.S. Servicer assigned the servicing rights to a portfolio of home equity loans, second lien mortgages, consumer loans and mortgage-backed securities (the "Institutional Portfolio") to the Company. Thereafter, the Company purchased the Institutional Portfolio from a major institutional investor at a discount that resulted in the Company's receipt of a servicing fee of approximately $5.6 million, the recognition of which is being deferred and amortized over the life of the Institutional Portfolio.

  From January 1, 1997 through March 31, 1997, the Company purchased $128.4 million aggregate principal amount of mortgage and other loans from the U.S. Servicer. The indentures for the Notes and Series A Notes contain an exception to the prohibition on transactions with affiliates for purchases on or before March 31, 1997 of loan portfolios acquired by an affiliate of the Company after July 31, 1996, where the purchase price does not exceed the lower of two independent bids for the acquired loan portfolios. Management believes that the Company's loan purchases were made in compliance with the indentures.

  Effective July 31, 1997 the Company issued to the Wilshire Private Companies 27,500 shares of its PIK Preferred Stock having an aggregate liquidation value of $27.5 million in exchange for the cancellation of certain accounts payable to the Wilshire Private Companies aggregating approximately $27.1 million and cash in the amount of approximately $400,000. The holders of the PIK Preferred Stock have a preference with respect to payment of dividends and distributions on liquidation. Dividends on the PIK Preferred Stock will be payable in additional shares of PIK Preferred Stock rather than cash. The Company will have the option, at any time, to call the PIK Preferred Stock at its liquidation value subject to certain limitations contained in the indentures relating to the Notes and the Series A Notes. The Company intends to redeem $27.5 million of PIK Preferred Stock, plus accrued dividends, with a portion of the proceeds of the Offering.

  The Company loaned Kenneth R. Kepp $295,000 which is secured by a mortgage on Mr. Kepp's principal residence. The Company has a first priority lien on $235,143.20 of such indebtedness which bears interest at 8.75% per annum and a second lien on $57,467.34 of such indebtedness which bears interest at 10.0% per annum.

  The Company loaned David Dale-Johnson $75,000 to complete construction of his principal residence. Such indebtedness bears interest at 10.5% per annum.

  The Company loaned Robert G. Rosen $435,000 which is secured by a mortgage on Mr. Rosen's principal residence. Such indebtedness bears interest at 7.78% per annum.

EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued by the Company for services rendered during the years ended December 31, 1995 and 1996 to the Chief Executive Officer of the Company, and to each of the other executive officers of the Company (three in total) whose total cash compensation for the year ended December 31, 1996 exceeded $100,000 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                               ANNUAL COMPENSATION         COMPENSATION
                             -------------------------   ----------------
                                                            SECURITIES
                                                            UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($)   BONUS($)   OPTIONS/SARS (#) COMPENSATION($)
---------------------------  ---- ---------   --------   ---------------- ---------------
Andrew A. Wiederhorn
  Chairman, Chief
  Executive
  Officer, Secretary and
  Treasurer...............   1996   65,000(1)     --         730,000             --
                             1995   51,932
Lawrence A. Mendelsohn
  President...............   1996   73,494(1)     --         365,000             --
                             1995   68,293        --             --              --
David Spahlinger(2)
  President, First Bank...   1996  260,401        --             --              --
R. Scott Stevenson
  President, Savings
   Banks(3)...............   1996  136,801     40,000(4)         --           81,370(5)

--------
(1) Represents amounts paid by the Wilshire Private Companies. Mr. Wiederhorn and Mr. Mendelsohn elected in the past to receive minimal compensation from the Wilshire Private Companies to maintain capital in the Wilshire Private Companies and have received Shareholder Distributions from the Wilshire Private Companies to fund the acquisition and growth of the Savings Banks and certain other expenses.
(2) Mr. Spahlinger left the employment of First Bank in October 1996.
(3) Mr. Stevenson is currently Senior Vice President of the Company.
(4) Annual discretionary bonus paid by the Savings Banks. The amount of the annual discretionary bonus was determined by the board of directors of the Savings Banks.
(5) Includes relocation bonus and sick leave payout.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table provides information concerning stock options granted by the Company during the year ended December 31, 1996 to each of the Named Executive Officers.

                                          % OF TOTAL                            POTENTIAL REALIZABLE VALUE AT
                           NUMBER OF     OPTIONS/SARS                              ASSUMED ANNUAL RATES OF
                           SECURITIES     GRANTED TO                             STOCK PRICE APPRECIATION FOR
                           UNDERLYING    EMPLOYEES IN    EXERCISE OR                    OPTION TERM(1)
                          OPTIONS/SARS    YEAR ENDED     BASE PRICE  EXPIRATION ------------------------------
NAME                       GRANTED(#)  DECEMBER 31, 1996   ($/SH)       DATE          5%             10%
----                      ------------ ----------------- ----------- ---------- -------------- ---------------
Andrew A. Wiederhorn....    730,000           67%           11.43          (2)  $    4,097,000 $    11,367,000
Lawrence A. Mendelsohn..    365,000           33%           11.43          (2)  $    2,001,000 $     5,573,000
David Spahlinger........        --            --              --        --                 --              --
R. Scott Stevenson......        --            --              --        --                 --              --

--------
(1) These amounts represent hypothetical gains that could be achieved for the options if they are exercised at the end of their terms. The assumed 5% and 10% rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission. They do not represent the Company's estimate or projection of future prices of the Common Stock.
(2) December 24, 2001 for the incentive stock options (19,047 shares for Mr. Wiederhorn and 19,047 shares for Mr. Mendelsohn) and December 24, 2006 for the non-qualified stock options (710,953 shares for Mr. Wiederhorn and 345,953 shares for Mr. Mendelsohn).

EMPLOYMENT AGREEMENTS

  The Company has entered into substantially similar employment agreements, effective November 1, 1996, with Mr. Wiederhorn (as Chief Executive Officer) and Mr. Mendelsohn (as President) (each individually, an "Executive" and collectively, the "Executives"). Each agreement provides for an initial three-year term which is automatically renewable for successive two-year terms (the "Employment Term") unless either party gives written notice to the other at least ninety days prior to the expiration of the then Employment Term. During the Employment Term, each Executive will be obligated to devote a significant portion of his business time, energy, skill and efforts to the performance of his duties under the agreement and to faithfully serve the Company, subject to his right to serve as an employee and/or board member of certain companies and to manage his personal financial and legal affairs.

  Each agreement provides for an annual base salary of $300,000, which may be increased, but not decreased, by the Compensation Committee of the Board of Directors, and an annual bonus. The bonuses will be determined by the Compensation Committee of the Board of Directors and may not exceed in the aggregate 20% of the pre-tax profits of the Company. The Executives share equally in the first $400,000 of any such bonus and two-thirds and one-third, respectively, of any additional bonus amount. In addition, the agreements provide that the Executives may participate in the Company's Incentive Stock Plan. See "--Incentive Stock Plan."

  Each agreement also provides that during the Employment Term and thereafter, the Company will indemnify the Executive to the fullest extent permitted by law, in connection with any claim against the Executive as a result of the Executive serving as an officer or director of the Company or in any capacity at the request of the Company in or with regard to any other entity, employee benefit plan or enterprise. Following the Executive's termination of employment, the Company will continue to indemnify the Executive even if the Executive has ceased to serve in such capacity.

  If any payment to the Executive together with certain other amounts paid to the Executive, exceeds certain threshold amounts and results from a change in ownership as defined in Section 280G(b)(2) of the Code, the agreements provide that the Executive will receive an additional amount to cover the federal excise tax and any interest, penalties or additions to tax with respect thereto on a "grossed up" basis.

  Each agreement may be terminated by the Executive for good reason at any time or with or without good reason during the change in control protection period (if a change in control occurs) or by the Company at any time with or without cause. If the Executive terminates his employment with the Company under these circumstances or if the Executive is terminated without cause or the Executive's employment terminates as a result of the Company giving notice of nonextension of the Employment Term, the Executive will receive severance pay (i) in an amount equal to three times base salary in effect at termination and three times the highest annual bonus paid or payable for any of the previous three years, (ii) accelerated full vesting under all outstanding equity-based and long-term incentive plans, (iii) any other amounts or benefits due under then applicable employee benefit plans of the Company (in accordance with such plan, policy or practice), (iv) three years of additional service credit that the Executive would otherwise have been credited under any pension type qualified or non-qualified pension plan, (v) three years of the maximum Company contribution under any qualified or non-qualified 401(k) type plan and (vi) continued medical benefits for three years. The agreement provides that Executive will have no obligation to mitigate the Company's financial obligations in the event of his termination due to death, disability, termination for good reason, termination with or without good reason during the change in control protection period or termination without cause, and there will be no offset against the Company's financial obligations for other amounts earned by the Executive.

  If termination is the result of the Executive's death, the Company will pay to the Executive (or his estate), an amount equal to (i) any earned but not yet paid compensation, (ii) a prorated bonus, (iii) any other amounts or benefits due under then applicable employee benefit plans of the Company (in accordance with such plan, policy or practice), (iv) payment on a monthly basis of 6 months of base salary to the Executive's spouse or dependents and
(v) continued medical coverage for the Executive's spouse and dependents for three years. In addition, the Executive will receive accelerated full vesting under all outstanding equity-based and long-term incentive plans. If the Executive's employment is terminated by reason of disability, the Executive will be entitled to receive payments and benefits to which his representatives would be entitled in the event of his termination by reason of death, provided that the payment of base salary will be reduced by any long-term disability payments under any policy maintained by the Company.

INCENTIVE STOCK PLAN

  The Company's incentive stock plan (the "Stock Plan") is intended to enable the Company to attract, retain and motivate key employees, directors and, on occasion, consultants, by providing them with equity participation in the Company. Accordingly, the Stock Plan permits the Company to grant incentive stock options ("ISOs"), non-statutory stock options ("NSOs"), restricted stock and stock appreciation rights (collectively "Awards") to employees, directors and consultants of the Company and subsidiaries of the Company. The Stock Plan will terminate on October 28, 2006 unless terminated earlier by the Board of Directors of the Company.

 Administration of the Plan

  The Stock Plan is administered by the Company's Board of Directors, a committee appointed by the board (the "Committee") or a combination of the two. References below to the "Administrator" are to the body that administers the Stock Plan. The Board of Directors of the Company has delegated administration of the Stock Plan to a committee consisting of David Dale-Johnson and Don Coleman, two of the Company's nonemployee directors.

 Securities Subject to the Plan

  During the ten-year term of the Stock Plan, the Company may grant Awards for a maximum of 1,825,000 shares of the Company's Common Stock, subject to adjustment in the case of stock splits and similar events. No one person may receive Awards covering more than a cumulative total of 900,000 shares of Common Stock under the Stock Plan.

 Employee Options

  Under the Stock Plan, the Company may grant ISOs (under Section 422 of the
Code) and NSOs. The option exercise price of both ISOs and NSOs may not be less than the fair market value of the shares covered by the option on the date the option is granted. However, the exercise price of ISOs granted to holders of more than 10% of the Company's outstanding stock may not be less than 110% of that fair market value. Options will not be transferable other than by will or the laws of descent and distribution or, in the case of NSOs, under qualified domestic relations orders.

  The Administrator selects the persons to whom options will be granted, the number of shares subject to each option and the other terms and conditions of each option, but in all cases consistent with the Stock Plan. The option agreement evidencing each option will specify whether the option is intended to be an ISO or an NSO. The Administrator may provide that options will be exercisable in full at grant or become exercisable over time in accordance with a vesting schedule. Options must expire no later than ten years after they are granted (five years in the case of ISOs granted to holders of more than 10% of the Company's outstanding stock). The exercise price of options will be payable in cash or, if the Administrator permits, by the optionee's full recourse promissory note, the surrender of shares of the Common Stock already owned by the optionee or the "netting" of stock covered by the option (the surrender of a portion of the option in payment of the exercise price).

 Director Options

  On the last trading day of each calendar quarter, the Company will automatically grant each director who is not also an employee of the Company or a subsidiary of the Company (a "non-employee director") an NSO to purchase that number of shares of Common Stock that equals $6,250 divided by the fair market value per share of Common Stock (its market price) on the date of grant. The exercise price of these options will be the fair market value per share of Common Stock on the date of grant. Each of these director options will be fully exercisable beginning six months after the date of grant and will terminate (unless sooner terminated under the terms of the Stock Plan) ten years after the date of grant. If such a director ceases to be a member of the board for any reason other than death or disability, these options will terminate on the first anniversary of the date the director ceases to be a board member. If such a director dies or becomes disabled while a member of the board, these options will terminate on the second anniversary of the date the director dies or becomes disabled. Under the Stock Plan, the Company could grant Awards to non-employee directors in addition to these "automatic" quarterly option grants.

 Restricted Stock

  Under the Stock Plan, the Administrator may also grant Awards of restricted shares of Common Stock. Each restricted stock Award would specify the number of shares of Common Stock to be issued to the recipient, the date of issuance, any consideration for such shares and the restrictions imposed on the shares (including the conditions of release or lapse of such restrictions). In general, shares subject to a restricted stock Award may not be sold, assigned, transferred or pledged until the restrictions have lapsed and rights to the shares have vested.

 Stock Appreciation Rights

  The Administrator may also grant Awards of stock appreciation rights. A stock appreciation right entitles the holder to receive from the Company, in cash or (if the Administrator so permits) Common Stock, at the time of exercise, the excess of the fair market value at the date of exercise of a share of Common Stock over a specified price fixed by the Administrator in the Award, multiplied by the number of shares as to which the right is being exercised. The specified price fixed by the Administrator will not be less than the fair market value of shares of Common Stock at the date the stock appreciation right was granted.

 Terms and Conditions to Which All Awards Are Subject

  If there is a stock dividend, stock split, reverse stock split or reclassification of Common Stock, appropriate adjustments will be made in the number and class of shares of stock subject to the Stock Plan and each outstanding Award, and the exercise price of each outstanding Award. Each such adjustment will be determined by the Administrator in its sole discretion.

  In addition, new Awards may be substituted for Awards previously granted, or the Company's obligations respecting outstanding Awards may be assumed by an employer corporation other than the Company, in connection with any merger, consolidation or sale of substantial assets (but not a merger or consolidation in which the Company is the continuing corporation which does not result in any reclassification or exchange of the Common Stock). Further, in the event of such a merger, consolidation or sale, the Administrator may decide to pay cash to plan participants and terminate their Awards, or terminate their Awards after giving them notice of the merger or other event to give them an opportunity to exercise their Awards before the event.

  Subject to the special rules described previously regarding the options to be granted quarterly to non-employee directors, the Administrator will establish the effect of employment termination on vested Awards.

 Amendment and Termination

  The Board of Directors at any time may amend or terminate the Stock Plan. However, in general, amendments and termination would not affect Awards previously granted. Certain amendments would be subject to stockholder approval.

 Deductibility of Executive Compensation

  Under Section 162(a) of the Code, a corporation may deduct "a reasonable allowance for salaries or other compensation for personal services actually rendered." However, Section 162(m) generally limits the deduction for compensation paid to the chief executive officer and certain other officers of a publicly held corporation to $1 million in any taxable year. The corporation cannot deduct the compensation paid to a covered officer in excess of $1 million. In general, the excess of the fair market value of stock received on exercise of Awards (other than ISOs) over the option exercise price is treated as compensation for this purpose. Accordingly, the deduction for that excess may be disallowed. However, this principle does not apply to "qualified performance-based compensation."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table shows as of November 30, 1997 the beneficial ownership of Common Stock (assuming the Underwriters' over-allotment option is not exercised) with respect to (i) each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table that is currently an officer of the Company, (iv) the Selling Shareholders, and (v) directors and executive officers as a group.

                               AMOUNT AND
NAME AND ADDRESS OF       NATURE OF BENEFICIAL  PERCENT OF CLASS   PERCENT OF CLASS
BENEFICIAL OWNER(1)            OWNERSHIP        PRIOR TO OFFERING AFTER THE OFFERING
-------------------       --------------------  ----------------- ------------------
Andrew A. Wiederhorn....       4,352,131(2)(4)        52.4%              36.9%
Lawrence A. Mendelsohn..       2,178,330(3)(4)        27.5               19.0
Bo G. Aberg.............          15,000(5)             *                 *
Donald J. Berchtold.....          16,417(6)             *                 *
Kenneth E. Kepp.........           9,245(7)             *                 *
Sheryl Anne Morehead....          15,000(5)             *                 *
Chris Tassos............          64,761(8)             *                 *
Phillip D. Vincent......          39,285(9)             *                 *
Glenn J. Ohl............           7,857(10)            *                 *
Peter O'Kane............          13,333(11)            *                 *
Robert G. Rosen.........          23,000(12)            *                 *
R. Scott Stevenson......           8,504(13)            *                 *
Don H. Coleman..........          33,524(14)            *                 *
Philip G. Forte.........          11,019(15)            *                 *
David Dale-Johnson......          34,476(14)            *                 *
Wellington Management
 Company, LLP(16).......         801,000              10.6                7.2
All executive officers
 and directors as a
 group (15 persons).....       6,821,882              76.7%              54.9%

--------
 (1) The address for each shareholder, other than Wellington Management Company, LLP is c/o Wilshire Financial Services Group Inc., 1776 SW Madison Street, Portland, OR 97205. The address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
 (2) Includes 5,004 shares of Common Stock held by his minor children. Also includes 730,000 shares of Common Stock which may be acquired upon the exercise of options.
 (3) Includes 200,000 shares of Common Stock held by a partnership controlled by Mr. Mendelsohn and his spouse. Also includes 365,000 shares of Common Stock which may be acquired upon the exercise of options.
 (4) The Selling Shareholders have granted the Underwriters an over-allotment option to purchase from the Selling Shareholders up to 525,000 shares of Common Stock. If the Underwriters' over-allotment option is exercised in the full, Messrs. Wiederhorn and Mendelsohn will beneficially own 34.0% and 17.5%, respectively of the outstanding shares of Common Stock. Mr. Mendelsohn and the partnership controlled by Mr. Mendelsohn and his spouse have granted the Underwriters an option to purchase 100,000 and 75,000 shares of Common Stock, respectively. Mr. Wiederhorn intends to transfer certain of his shares of Common Stock to a partnership controlled by Mr. Wiederhorn. Mr. Wiederhorn and the partnership controlled by Mr. Wiederhorn have granted the Underwriters an option to purchase 350,000 shares of Common Stock, in the aggregate.
 (5) Includes 15,000 shares of Common Stock which may be acquired upon the exercise of options.
 (6) Includes 2,571 shares of Common Stock held by his spouse and 952 shares of Common Stock held by his minor children. Also includes 8,133 shares of Common Stock which may be acquired upon the exercise of options.
 (7) Includes 6,845 shares of Common Stock which may be acquired upon the exercise of options.

 (8) Includes 4,761 shares of Common Stock held jointly with his spouse and 60,000 shares of Common Stock which may be acquired upon the exercise of options.
 (9) Includes 3,333 shares of Common Stock held jointly with his spouse and 952 shares of Common Stock held by his minor children. Also includes 35,000 shares of Common Stock which may be acquired upon the exercise of options.
(10) Includes 5,000 shares of Common Stock which may be acquired upon the exercise of options.
(11) Includes 8,000 shares of Common Stock which may be acquired upon the exercise of options.
(12) Includes 20,000 shares of Common Stock which may be acquired upon the exercise of options. Also includes 3,000 shares of Common Stock held in his mother's IRA account, with respect to which Mr. Rosen has discretionary trading authority.
(13) Includes 26 shares of Common Stock held by a trust controlled by Mr. Stevenson and his spouse. Also includes 8,478 shares of Common Stock which may be acquired upon the exercise of options.
(14) Includes 22,302 shares of Common Stock which may be acquired upon the exercise of options.
(15) Includes 10,067 shares of Common Stock which may be acquired upon the exercise of options.
(16) Based upon information obtained from a Schedule 13G filed with the Securities and Exchange Commission on or about April 9, 1997.
  * less than one percent

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  For a discussion of certain relationships and related transactions see "Compensation Committee Interlocks and Insider Participation."

                                   TAXATION

FEDERAL TAXATION

  The Company and its subsidiaries will file a consolidated federal income tax return based on a calendar year. Consolidated returns have the effect of eliminating inter-company transactions, including dividends, from the computation of taxable income.

  Prior to the amendment of the Internal Revenue Code by the Small Business Job Protection Act of 1996 (the "SBJPA"), savings institutions such as the Savings Banks, which met certain definitional tests primarily relating to their assets and the nature of their businesses, were permitted to establish a reserve for bad debts and to make annual additions to the reserve under rules more favorable than those granted to other financial institutions. These additions could have, within specified formula limits, been deducted in arriving at the Savings Banks' taxable income. Generally, under the percentage of taxable income method of computing the addition to the reserve, the bad debt deduction was equal to 8% of taxable income determined without regard to that deduction and with certain adjustments.

  Under the SBJPA amendments, effective for taxable years beginning after December 31, 1995 the Savings Banks are no longer allowed to use the percentage of taxable income method to determine the amount of additions to bad debt reserves and are required to follow the same rules for purposes of computing allowable bad debt deductions as banks. In addition, to the extent that a savings institution has applicable excess reserves (generally, the balance of the institution's reserves as of the close of the taxable year beginning before January 1, 1996 over the institutions pre-1988 reserves) such excess must be recaptured ratably over the six-taxable year period beginning with the first taxable year beginning after December 31, 1995. Such amount, for the Savings Banks, was approximately $5.5 million as of December 31, 1995. There is an exception that, in general, grandfathers the pre-1988 balance of the savings associations reserve balance. Recapture of the pre-1988 bad debt reserve would still occur in the event of certain distributions as discussed in the paragraph below. Such amount, for the Savings Banks, is approximately $0.1 million. Under SBJPA, if a savings association converts to a bank or is merged into a bank, the association's bad debt reserve will not be automatically subject to recapture.

  To the extent a savings association (i) has a pre-1988 reserve and (ii) makes distributions to stockholders (including distributions in redemption, dissolution or liquidation) that are considered to result in withdrawals from the pre-1988 reserve, the amounts considered withdrawn will be included in the savings association's taxable income. The amount that will be deemed withdrawn from such reserves upon such distribution and which will be subject to taxation at the savings association level at the normal corporate tax rate will be an amount equal to the amount distributed plus the amount necessary to pay the corporate income tax with respect to the withdrawal. Dividends will not be considered to result in withdrawals from an association's bad debt reserves to the extent of current or accumulated earnings and profits as calculated for federal income tax purposes. Dividends in excess of a savings association's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation will be considered to come first from its bad debt reserve. The Savings Banks have no intention of paying dividends or taking any other action which would result in recapture of its bad debt reserves for tax purposes.

  In the event that Underwriters fully exercise their over-allotment option, a change in ownership may be triggered for the Savings Banks for purposes of
Section 382 of the Code. Generally, Section 382 imposes certain limitations on the use of net operating loss carryforwards and certain built-in loss following a change in ownership.

  Section 382 generally provides that if a corporation undergoes an "ownership change," the amount of taxable income that the corporation may offset after the date of the ownership change (the "Change Date") with net operating loss carryforwards and certain built-in losses existing on the Change Date will be subject to an annual limitation. In general, the annual limitation equals the product of (i) the fair market value of the corporation's equity on the Change Date (with certain adjustments including an adjustment excluding certain capital contributions made in the two years preceding the Change Date), and
(ii) a long-term tax exempt bond rate of return published monthly by the Internal Revenue Service.

  The Savings Banks do not have net operating loss carryforwards. Certain built-in losses, if any, of the Savings Banks would be subject to limitation under Section 382. The Company believes that any such built-in losses are not material. The built-in losses that may be limited under Section 382 are those that exist on the Change Date and are recognized within five years after the Change Date. However, the total amount of recognized built-in losses that are subject to limitation cannot exceed the corporation's net built-in loss (the excess of the aggregate tax basis of the corporation's assets over their aggregate fair market value) on the Change Date. In addition, built-in losses of a corporation will be subject to limitation under Section 382 only if the net built-in loss of the corporation exceeds 15% of the fair market value of the corporation's assets or $10,000,000, whichever is less. Certain deductions that have accrued economically on the Change Date, but are allowed only after the Change Date, are treated as built-in losses.

STATE TAXATION

  For additional information regarding taxation, see Note 8 to the Consolidated Financial Statements of the Company.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The following description of all material terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to (i) applicable provisions of Delaware law, and (ii) the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is part.

  The authorized capital stock of the Company consists of (i) 10,000,000 shares of preferred stock and (ii) 50,000,000 shares of Common Stock. Upon consummation of the Offering, 11,070,000 shares of Common Stock and 27,500 shares of PIK Preferred Stock will be outstanding. The Company intends to redeem 27,500 shares of PIK Preferred Stock with a portion of the proceeds from the Offering. The issued and outstanding shares of Common Stock and PIK Preferred Stock have been, and the shares of Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

COMMON STOCK

  Holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Holders of Common Stock casting a plurality of the votes of stockholders entitled to vote in an election of directors may elect all of the directors. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Upon consummation of the Offering, certain executive officers and directors will hold shares of Common Stock constituting approximately 54.9% of the voting power of the outstanding Common Stock, which will allow them to control all actions to be taken by the shareholders, including the election of all directors to the Board of Directors of the Company. While such executive officers and directors will have the voting power to control the votes on any matter requiring stockholder approval, the Company intends to submit all such matters to a vote of all shareholders, and to hold an Annual Meeting of Shareholders. However, because the Company's By-laws provide that any action that can be taken at a meeting of the shareholders may be by written consent in lieu of the meeting if the Company receives consents signed by shareholders having a minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present, such executive officers and directors may take certain actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. See "Principal and Selling Shareholders" and "Risk Factors--Dependence on and Control by Principal Shareholders." Notwithstanding the foregoing, the rules of the Nasdaq National Market require certain actions to be approved at a shareholder meeting.

  Holders of shares of Common Stock are entitled, in the event of liquidation, dissolution or winding up of the affairs of the Company, to share ratably in all assets remaining after payment of liabilities and preferences applicable to the Preferred Stock outstanding at the time. Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

  Subject to preferences applicable to the Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor. The Company currently intends to retain its earnings to support its future growth strategy and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy." In addition, under the indentures relating to the Notes and the Series A Notes, dividends on the Common Stock can be paid only in certain circumstances and up to a maximum amount.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is The Bank of New York. Its address is 101 Barclay St., New York, New York 10286, attn: Investor Relations, 11E. Its telephone number is 800-524-4458 and its facsimile number is 212-815-3201.

PREFERRED STOCK

  Pursuant to the Certificate of Incorporation, the Board of Directors of the Company is authorized (subject to any limitations prescribed by law and the Company's Certificate of Incorporation or by the rules of Nasdaq or any stock exchange on which the Common Stock may then be listed) to issue preferred stock from time to time in one or more series, which preferred stock shall be preferred to the Common Stock as to dividends and distributions of assets of the Company upon the voluntary or involuntary liquidation, dissolution or winding up of the Company and shall have such designations, preferences, rights, qualifications, limitations and restrictions as shall be provided by the Board of Directors.

  The Board of Directors of the Company authorized a series of Preferred Stock which was designated Cumulative Redeemable Senior PIK Preferred Stock (the "PIK Preferred Stock"). Dividends on the PIK Preferred Stock are cumulative from the date of original issuance and are payable semiannually in arrears. Any dividend accruing in respect of the PIK Preferred Stock shall be paid by issuing additional shares of PIK Preferred Stock, and the issuance of such additional shares of PIK Preferred Stock shall constitute full payment of the dividend. The Company may redeem the PIK Preferred Stock, in whole or in part, at any time, at a redemption price per share equal to the liquidation value of the PIK Preferred Stock, plus all dividends accrued and unpaid on the Preferred Stock as redeemed up to the date fixed for redemption. The Company intends to redeem $27.5 million of PIK Preferred Stock, plus accrued dividends with a portion of the proceeds of the Offering.

  The issuance of any additional shares of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have an adverse effect on holders of Common Stock, depending upon the rights of such preferred stock, by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult, or resulting in restrictions upon the payment of dividends or other distributions to holders of Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 11,070,000 shares of Common Stock. Of these shares, the 3,500,000 shares offered hereby (4,025,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. Of the remaining 7,570,000 shares of Common Stock outstanding upon closing of the Offering, 5,457,905 shares are either "restricted securities" as that term is defined in Rule 144 or are held by persons who may be deemed "affiliates" of the Company. Of the remaining 5,457,905 shares, 5,435,461 shares are subject to lock-up agreements.

  In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 110,070 shares immediately after the completion of the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Pursuant to the lock-up agreements, the Principal Shareholders who will beneficially own, upon completion of the Offering, in the aggregate, 6,530,461 shares of Common Stock, have executed agreements pursuant to which each has agreed that, they will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters other than pursuant to the over-allotment option. The Company also has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer to sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the exercise of outstanding options or the Company from granting additional options. Prudential Securities Incorporated may, in its sole discretion at any time and without notice, release all or any portion of the securities subject to lock-up agreements.

  Upon expiration of or the release from such lock-up agreements, 5,435,461 (plus up to an additional 1,095,000 shares of Common Stock subject to outstanding vested stock options) may be sold pursuant to an effective registration statement under the Securities Act and Rule 144, subject to timing, volume and manner of sale restrictions of Rule 144.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NOTES

 General

  The Notes were issued under an indenture dated as of December 24, 1996 among the Company and Bankers Trust Company, as trustee. The Notes were limited in aggregate principal amount to $75 million (plus up to $11,250,000 subject to the underwriter's over-allotment option). The Notes outstanding at September 30, 1997 totaled $84,250,000.

  The Notes bear interest at the rate of 13% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 1997, to the holders of record at the close of business on December 15 or June 15, as the case may be, next preceding the interest payment date. The Notes mature on January 1, 2004.

 Optional Redemption

  The Notes may not be redeemed prior to January 1, 2002 except as described below. On or after such date, the Notes may be redeemed, in whole or in part, at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest to (but excluding) the redemption date, if redeemed during the 12-month period beginning January 1, of the years indicated below:

      YEAR                                                      REDEMPTION PRICE
      ----                                                      ----------------
      2002.....................................................     106.50%
      2003.....................................................     103.25%

  In addition, the Company may redeem, at its option, up to 35% of the original aggregate principal amount of the Notes at any time and from time to time until January 1, 1999, with the net cash proceeds received by the Company from one or more public sales of qualified capital stock, at a redemption price of 113% of the principal amount of the Notes redeemed, plus accrued and unpaid interest thereon; provided, however, that at least 65% of the original aggregate principal amount of the Notes must remain outstanding after each such redemption. No proceeds from the Offering will be used to redeem Notes.

 Ranking

  The Notes are general unsecured obligations of the Company. Because the Company is a holding company that currently conducts substantially all of its operations through its subsidiaries, the right of the Company (and therefore the right of the Company's creditors and shareholders) to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of the subsidiaries, including any claims of the Company as a creditor to the extent such claims may be recognized. As a result, the Notes will be effectively subordinate to the claims of creditors of the Company's subsidiaries.

 Certain Covenants

  The Notes indenture contains certain covenants that, among other things, require the Company to maintain certain levels of consolidated net worth and liquid assets, limit the ability of the Company to incur certain indebtedness (not including secured indebtedness used to acquire or refinance the acquisition of loans or other assets), pay dividends or make other distributions, engage in transactions with affiliates, dispose of subsidiaries, create certain liens and guarantees with respect to pari passu or junior indebtedness and enter into any arrangement that would impose certain restrictions on the ability of the subsidiaries to make dividend and other payments to the Company. The Notes indenture also restricts the Company's ability to merge, consolidate or sell all of its assets.

 Events of Default

  In the event of certain payment or other defaults with respect to the Notes, including defaults with respect to other indebtedness if the total amount of such indebtedness unpaid or accelerated is equal to or greater than 5% of the Company's consolidated net worth at the quarter end preceding the end of such grace period of such acceleration, than the trustees or the holders of not less than 25% in principal amount of the Notes then outstanding may declare all of the Notes to be immediately due and payable.

SERIES A NOTES

 General

  The Series A Notes were issued under an indenture dated as of August 15, 1997 among the Company and Bankers Trust Company, as trustee. The Series A Notes were limited in aggregate principal amount to $100 million. The Series A Notes outstanding at September 30, 1997 totaled $100 million.

  The Series A Notes bear interest at the rate of 13% per annum, payable semi-annually in arrears on August 15 and February 15 of each year, commencing February 15, 1998, to the holders of record at the close of business on August 1 and February 1, as the case may be, next preceding the interest payment date. The Series A Notes mature on August 15, 2004.

 Optional Redemption

  The Series A Notes may not be redeemed prior to August 15, 2002 except as described below. On or after such date, the Series A Notes may be redeemed, in whole or in part, at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest to (but excluding) the redemption date, if redeemed during the 12-month period beginning August 15, of the years indicated below:

      YEAR                                                      REDEMPTION PRICE
      ----                                                      ----------------
      2002.....................................................     106.50%
      2003.....................................................     103.25%

  In addition, the Company may redeem, at its option, up to 35% of the original aggregate principal amount of the Series A Notes at any time and from time to time until August 15, 2000, with the net cash proceeds received by the Company from one or more public sales of qualified capital stock, at a redemption price of 113% of the principal amount of the Series A Notes redeemed, plus accrued and unpaid interest thereon; provided, however, that at least 65% of the original aggregate principal amount of the Series A Notes must remain outstanding after each such redemption. No proceeds from the Offering will be used to redeem the Series A Notes.

 Ranking

  The Series A Notes are general unsecured senior obligations of the Company ranking pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company, including the Notes. Because the Company is a holding company that currently conducts substantially all of its operations through its subsidiaries, the right of the Company (and therefore the right of the Company's creditors and stockholders) to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of the subsidiaries, including any claims of the Company as a creditor to the extent such claims may be recognized. As a result, the Series A Notes will be effectively subordinate to the claims of creditors of the Company's subsidiaries.

 Certain Covenants

  The Series A Notes indenture contains certain covenants that, among other things, require the Company to maintain certain levels of consolidated net worth and liquid assets, limit the ability of the Company to incur certain indebtedness (not including secured indebtedness used to acquire or refinance the acquisition of loans or other assets), pay dividends or make other distributions, engage in transactions with affiliates, dispose of subsidiaries, create certain liens and guarantees with respect to pari passu or junior indebtedness and enter into any arrangement that would impose certain restrictions on the ability of the subsidiaries to make dividend and other payments to the Company. The Series A Notes indenture also restricts the Company's ability to merge, consolidate or sell all of its assets.

 Events of Default

  In the event of certain payment or other defaults with respect to the Series A Notes, including defaults with respect to other indebtedness if the total amount of such indebtedness unpaid or accelerated is equal to or greater than 5% of the Company's consolidated net worth at the quarter end preceding the end of such grace period of such acceleration, than the trustee or the holders of not less than 25% in principal amount of the Series A Notes then outstanding may declare all of the Series A Notes to be immediately due and payable.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Friedman, Billings, Ramsey & Co., Inc. and Black & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                        NUMBER
   UNDERWRITER                                                         OF SHARES
   -----------                                                         ---------
   Prudential Securities Incorporated................................. 1,469,125
   Friedman, Billings, Ramsey & Co., Inc. ............................   958,125
   Black & Company, Inc. .............................................   127,750
   BancAmerica Robertson Stephens.....................................    70,000
   Bear, Stearns & Co. Inc. ..........................................    70,000
   BT Alex. Brown Incorporated........................................    70,000
   CIBC Oppenheimer Corp. ............................................    70,000
   Credit Suisse First Boston Corporation.............................    70,000
   Donaldson, Lufkin & Jenrette Securities Corporation................    70,000
   Lehman Brothers Inc. ..............................................    70,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................    70,000
   NationsBanc Montgomery Securities, Inc.............................    70,000
   Morgan Stanley & Co. Incorporated..................................    70,000
   Arnhold & S. Bleichroeder, Inc.....................................    35,000
   Crowell, Weedon & Co. .............................................    35,000
   Everen Securities, Inc.............................................    35,000
   Piper Jaffray Inc..................................................    35,000
   Raymond James & Associates, Inc. ..................................    35,000
   Tucker Anthony Incorporated........................................    35,000
   Ragen MacKenzie Incorporated.......................................    17,500
   Van Kasper & Company...............................................    17,500
                                                                       ---------
   Total.............................................................. 3,500,000
                                                                       =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through their Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.66 per share; and that such dealers may re-allow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

  The Selling Shareholders have granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,500,000.

  The Company's Principal Shareholders, who in the aggregate will beneficially own approximately 6,530,461 shares of Common Stock upon the completion of the Offering and the Company have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any options to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any security convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the Underwriters' over-allotment option, the exercise of currently outstanding stock options (other than options owned by the Principal Shareholders) and except for bona fide gifts or transfers effected by such shareholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute and be bound by such agreements. Prudential Securities Incorporated may, at any time and without notice, release all or any portion of the shares subject to such agreements.

  The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act. In addition to underwriting discounts and commissions, the Company has agreed to reimburse the Underwriters for their out-of-pocket expenses in connection with the Offering, including the reasonable fees and disbursements of its counsel.

  In connection with the Offering, certain Underwriters or their respective affiliates who are qualified market makers on the Nasdaq National Market may have engaged in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  In connection with the Offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock, the Notes and the Series A Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock, the Notes and the Series A Notes for the purpose of stabilizing their market price. The Underwriters also may create short positions for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short-position, up to 525,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described above are required and, if undertaken, may be discontinued at any time.

  Affiliates of Prudential Securities Incorporated have, from time to time, engaged in the ordinary course of business in financial transactions (including a warehouse agreement) with the Company upon customary market terms. In addition, Prudential Securities Incorporated has acted as Initial Purchaser in connection with the Company's issuance of its Series A Notes and as an underwriter in connection with securitizations conducted by the Company and its affiliates and provided a fairness opinion in connection with the issuance of the PIK Preferred Stock. Prudential Securities Incorporated also has been engaged to provide financial advisory services to the Company in connection with a potential acquisition of the Wilshire Private Companies, and to provide the required fairness opinion should the Company determine to proceed with such acquisition. Prudential Securities Incorporated has been engaged to provide financial advice in connection with an acquisition of residual securities and related servicing rights and also is acting as an underwriter in connection with the Wilshire REIT's proposed initial public offering.

  Friedman, Billings, Ramsey & Co., Inc. acted as an underwriter in connection with the Company's initial public offering and Notes. Friedman, Billings, Ramsey & Co., Inc. and Black & Company, Inc. are acting as underwriters in connection with the Wilshire REIT's proposed initial public offering.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby is being passed upon for the Company by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Orange County, California.

                                    EXPERTS

  The consolidated financial statements of the Company as of and for the nine months ended September 30, 1997 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Such report contains an explanatory paragraph relating to certain regulatory matters.

  The consolidated financial statements of the Company at December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994, and the nine months ended September 30, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to certain subsidiaries of the Company operating under regulatory agreements) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  On April 13, 1997, the Company replaced Deloitte & Touche LLP as its independent auditors with Arthur Andersen LLP. The decision to change auditors was recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors. The decision was based on Arthur Andersen's work with the Company in 1996 and early 1997, which included loan sale and securitization structuring, domestic and international tax consulting, international expansion planning and assisting the Company's savings and loan subsidiaries with their regulatory improvement activities. These services resulted in a significant portion of the fees paid to all public accounting firms during 1996. It was the Board's view that their appointment to the role of independent accountants will enhance the cohesiveness and service provided by one firm as the Company pursues its long-term goals and objectives. Arthur Andersen LLP's election as the Company's independent accountants was ratified at the annual meeting of stockholders of the Company held on May 12, 1997.

  During the past two years and the interim period from December 31, 1996 until April 13, 1997, there were no disagreements with Deloitte & Touche LLP regarding any matter of accounting principles or practices, financial statement disclosure, or auditing or procedure. The Auditors' Report for the years ended December 31, 1996 and 1995 were unqualified with an emphasis paragraph highlighting the Company's savings and loan subsidiaries' regulatory agreements.

                             AVAILABLE INFORMATION

  WFSG has filed with the Securities and Exchange Commission (the "Commission") via the Electronic Data Gathering Analysis and Retrieval System ("EDGAR") a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

  WFSG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file reports and other information with the Commission. WFSG intends to furnish its stockholders annual reports containing audited financial statements and an opinion thereon expressed by WFSG's independent auditors as well as quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements. Copies of the Registration Statement, including all exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60601, upon payment of prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including WFSG. The Common Stock is traded on the Nasdaq National Market. Reports, proxy and information statements and other information regarding the Company are available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES
Report of Independent Public Accountants..................................  F-2
Independent Auditors' Report..............................................  F-3
Consolidated Financial Statements:
  Consolidated Statements of Financial Condition--September 30, 1997 and
   December 31, 1996 and 1995.............................................  F-4
  Consolidated Statements of Operations--Nine Months Ended September 30,
   1997 and 1996 and Years Ended December 31, 1996, 1995 and 1994.........  F-5
  Consolidated Statements of Cash Flows--Nine Months Ended September 30,
   1997 and 1996 and Years Ended December 31, 1996, 1995 and 1994.........  F-6
  Consolidated Statements of Stockholders' Equity--Nine Months Ended
   September 30, 1997 and 1996 and Years ended December 31, 1996, 1995 and
   1994...................................................................  F-9
  Notes to Consolidated Financial Statements.............................. F-10

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wilshire Financial Services Group Inc. and Subsidiaries

  We have audited the accompanying consolidated statement of financial condition of Wilshire Financial Services Group Inc. and Subsidiaries (the "Company") as of September 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  As discussed in Note 10 to the consolidated financial statements, the Company's subsidiaries, First Bank of Beverly Hills, F.S.B. and Girard Savings Bank, F.S.B., are operating under regulatory agreements with the Office of Thrift Supervision that include, among other things, limitations on asset growth and asset acquisition activity, requirements to enhance the internal control environment of the Banks and the maintenance of specific regulatory capital requirements.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilshire Financial Services Group Inc. and Subsidiaries as of September 30, 1997, and the results of their operations and their cash flows for the nine-month period then ended in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

November 19, 1997
Los Angeles, California

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
 Wilshire Financial Services Group Inc. and Subsidiaries

  We have audited the accompanying consolidated statements of financial condition of Wilshire Financial Services Group Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wilshire Financial Services Group Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 10 to the consolidated financial statements, the Company's subsidiaries, First Bank of Beverly Hills F.S.B. and Girard Savings Bank F.S.B., are operating under regulatory agreements with the Office of Thrift Supervision that require them to meet certain prescribed requirements.

                                          /s/ Deloitte & Touche LLP

March 14, 1997
Los Angeles, California

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                        SEPTEMBER 30, DECEMBER 31, DECEMBER 31,
                                            1997          1996         1995
                                        ------------- ------------ ------------
                                                (DOLLARS IN THOUSANDS)
                ASSETS
Cash and cash equivalents..............  $   77,993     $152,298     $  4,482
Mortgage-backed securities available
 for sale, at fair value (amortized
 cost: September 30, 1997, $202,248;
 December 31, 1996, $31,367; December
 31, 1995, $9,099).....................     201,325       31,270        9,083
Mortgage-backed securities held to
 maturity, at amortized cost
 (fair values: September 30, 1997,
 $19,082; December 31, 1996, $21,252;
 December 31, 1995 $12,873)............      19,367       21,724       13,119
Securities held to maturity, at
 amortized cost (fair values:
 September 30, 1997, $7,562; December
 31, 1996, $7,518; December 31, 1995,
 $6,488)...............................       7,442        7,429        6,470
Trading account securities.............      28,163       24,541          --
Loans, net.............................     173,524      176,026      258,827
Discounted loans, net..................     350,460      206,740       13,347
Loans held for sale, net, at lower of
 cost or market........................     267,035       28,826       18,597
Stock in Federal Home Loan Bank of San
 Francisco, at cost....................       4,952        2,958        1,421
Real estate owned, net.................     146,464       78,200        4,964
Leasehold improvements and equipment,
 net...................................       1,702          317          275
Due from affiliate.....................      47,359        5,051        3,755
Accrued interest receivable............       6,382        3,517        3,042
Prepaid expenses and other assets......      37,593       14,952        3,313
                                         ----------     --------     --------
    TOTAL..............................  $1,369,761     $753,849     $340,695
                                         ==========     ========     ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits.............................  $  407,768     $501,614     $303,524
  Short-term borrowings................     658,042       97,624       13,000
  Notes payable........................     184,245       75,000       11,000
  Accounts payable and other liabili-
   ties................................      19,937       18,589        6,132
                                         ----------     --------     --------
    Total liabilities..................   1,269,992      692,827      333,656
                                         ----------     --------     --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock--$.01 par value,
   10,000,000 authorized,
   27,500 outstanding (at September 30,
   1997)...............................      27,500          --           --
  Common stock--$.01 par value,
   50,000,000 shares
   authorized, 7,570,000 outstanding
   (1997 and 1996),
   1,300,836 outstanding (1995)........      55,897       55,897        6,800
  Retained earnings....................      16,812        5,222          255
  Unrealized loss on securities avail-
   able for sale, net..................        (440)         (97)         (16)
                                         ----------     --------     --------
    Total stockholders' equity.........      99,769       61,022        7,039
                                         ----------     --------     --------
    TOTAL..............................  $1,369,761     $753,849     $340,695
                                         ==========     ========     ========

                See notes to consolidated financial statements.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          NINE MONTHS ENDED
                            SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                         ---------------------  -------------------------------
                            1997       1996        1996        1995      1994
                         ----------  ---------  ----------  ----------  -------
                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                        INFORMATION)
INTEREST INCOME:
  Loans................. $   59,950  $  31,686  $   44,294  $   21,821  $ 7,923
  Mortgage-backed
   securities...........     12,484      1,280       1,797       1,359    1,361
  Securities and federal
   funds sold...........      3,022      1,171       2,331       1,201      285
                                                                              5
                         ----------  ---------  ----------  ----------  -------
    Total interest
    income..............     75,456     34,137      48,422      24,381    9,569
                         ----------  ---------  ----------  ----------  -------
INTEREST EXPENSE:
  Deposits..............     20,008     17,448      25,002      13,944    5,017
  Borrowings............     39,028      2,144       4,275         537      440
                         ----------  ---------  ----------  ----------  -------
    Total interest
     expense............     59,036     19,592      29,277      14,481    5,457
                         ----------  ---------  ----------  ----------  -------
NET INTEREST INCOME.....     16,420     14,545      19,145       9,900    4,112
PROVISION FOR ESTIMATED
 LOSSES ON LOANS........        926     15,751      16,549       4,266    2,173
                         ----------  ---------  ----------  ----------  -------
NET INTEREST INCOME
 (LOSS) AFTER PROVISION
 FOR ESTIMATED LOSSES
 ON LOANS...............     15,494     (1,206)      2,596       5,634    1,939
                         ----------  ---------  ----------  ----------  -------
OTHER INCOME (LOSS):
  Bankcard income.......      4,998      5,078       6,790       4,694      635
  Bankcard processing
   expense..............     (3,419)    (3,865)     (5,124)     (3,462)    (274)
  Gain on sales of
   loans................     31,252      1,983      11,538         642      --
  Trading account--
   unrealized gain......      1,171      1,601       1,833         --       --
  Real estate owned,
   net..................      4,574       (231)        556        (170)    (241)
  Servicing revenue.....      3,339        --          --          --       --
  Gain on sale of
   securities...........      3,053        --          --          --       --
  Other, net............      1,749      1,580       2,349       1,233      866
                         ----------  ---------  ----------  ----------  -------
    Total other income..     46,717      6,146      17,942       2,937      986
                         ----------  ---------  ----------  ----------  -------
OTHER EXPENSES:
  Compensation and
   employee benefits....     11,274      2,955       4,464       2,516    1,922
  FDIC insurance
   premiums.............        791      2,066       2,381         721      261
  Occupancy.............        727        218         339         385      319
  Professional
   services.............      2,104        572         700       1,028      507
  Loan service fees and
   expenses paid to
   affiliate............     19,423      3,522       5,176       1,958      242
  Other general and
   administrative
   expenses.............      6,669      1,341       2,386       1,324    1,452
                         ----------  ---------  ----------  ----------  -------
    Total other
     expenses...........     40,988     10,674      15,446       7,932    4,703
                         ----------  ---------  ----------  ----------  -------
INCOME (LOSS) BEFORE
 INCOME TAX PROVISION
 (BENEFIT)..............     21,223     (5,734)      5,092         639   (1,778)
INCOME TAX PROVISION
 (BENEFIT)..............      8,981     (4,652)        125          47     (526)
                         ----------  ---------  ----------  ----------  -------
NET INCOME (LOSS) ...... $   12,242  $  (1,082) $    4,967  $      592  $(1,252)
                         ==========  =========  ==========  ==========  =======
EARNINGS (LOSS) PER
 SHARE
  Primary............... $     1.47  $   (0.22) $     1.07  $     0.46  $ (2.52)
  Fully Diluted......... $     1.41
WEIGHTED AVERAGE SHARES
 OUTSTANDING:
  Primary...............  7,882,555  4,923,784   4,647,068   1,300,863  496,873
  Fully Diluted.........  8,232,281

                See notes to consolidated financial statements.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               NINE MONTHS ENDED           YEAR ENDED
                                 SEPTEMBER 30,            DECEMBER 31,
                               -------------------  --------------------------
                                 1997       1996      1996     1995     1994
                               ---------  --------  --------  -------  -------
                                         (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income (loss)........... $  12,242  $ (1,082) $  4,967  $   592  $(1,252)
  Reconciliation of net income
   (loss) to net cash (used
   in) provided by operating
   activities:
    Provision for estimated
     loan losses..............       926    15,751    16,549    4,266    2,173
    Provision for real estate
     owned losses.............       --        --        --       598      100
    Depreciation and
     amortization.............       302       116       165      241      121
    (Gain) loss on sale of
     real estate owned........    (4,275)      164      (623)     (97)     406
    Purchase of loans held for
     sale.....................  (556,231)      --    (28,826)     --       --
    Proceeds from sale of
     loans held for sale......   375,565       --        --       --       --
    Gain on sale of loans.....   (30,855)   (1,983)  (11,538)    (642)     --
    Gain on sale of
     securities...............    (3,053)      --        --       --       --
    Amortization of discounts
     and deferred fees........   (26,795)   (2,126)   (3,324)  (1,246)    (600)
    Amortization of deferred
     credits..................      (328)     (346)     (461)    (460)    (388)
    FHLB stock dividend.......      (161)      (64)     (111)     (40)     (39)
  Change in:
    Trading account
     securities...............    (3,622)   (6,526)  (24,541)     --       489
    Accrued interest
     receivable...............    (2,865)   (1,226)     (475)  (1,443)    (238)
    Prepaid expenses and other
     assets...................   (26,732)   (1,435)   (7,626)  (1,094)   1,074
    Due from affiliate........   (15,460)   (2,316)   (1,296)    (345)  (3,043)
    Deferred tax asset........     4,091    (4,561)   (4,013)    (419)     111
    Accounts payable and other
     liabilities..............     1,348     3,227    13,474    1,846     (474)
    Minority interest.........       --       (323)     (600)      26      --
    Other.....................       --         43       --      (194)     (54)
                               ---------  --------  --------  -------  -------
      Net cash (used in)
       provided by operating
       activities.............  (275,903)   (2,687)  (48,279)   1,589   (1,614)
                               ---------  --------  --------  -------  -------

                See notes to consolidated financial statements.
                                                                     (Continued)

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          NINE MONTHS ENDED             YEAR ENDED
                            SEPTEMBER 30,              DECEMBER 31,
                         --------------------  ------------------------------
                           1997       1996       1996       1995       1994
                         ---------  ---------  ---------  ---------  --------
                                      (DOLLARS IN THOUSANDS)
CASH FLOWS FROM INVEST-
 ING ACTIVITIES:
  Purchase of loans and
   discounted loans..... $(316,931) $(227,632) $(482,506) $(186,895) $(41,561)
  Loan repayments, net
   of originations......    66,007     35,521     54,180     49,035    16,836
  Proceeds from sale of
   loans................       --      26,335    312,949     16,673       --
  Purchase of mortgage-
   backed securities
   available for sale...  (184,393)       --     (24,537)       --    (10,655)
  Repayments of
   mortgage-backed
   securities available
   for sale.............     4,163      1,871      2,226      1,528       --
  Proceeds from sale of
   mortgage-backed
   securities available
   for sale.............    12,148        --         --       2,150     3,452
  Proceeds from maturity
   of securities held to
   maturity.............       --       5,000      5,654      1,000       --
  Purchase of mortgage-
   backed securities
   held to maturity.....       --     (11,182)   (16,079)       --     (4,198)
  Repayments of
   mortgage-backed
   securities held to
   maturity.............     3,036      1,820      1,820        824       643
  Purchases of
   securities and FHLB
   stock................    (1,833)    (7,344)    (2,447)    (2,965)     (105)
  Proceeds from sale of
   FHLB stock...........       --         --         --         231       --
  Purchases of real
   estate owned.........       --         --     (67,344)       --        --
  Proceeds from sale of
   real estate owned....    44,841      5,763     16,482      5,254       569
  Purchases of leasehold
   improvements and
   equipment............    (1,194)      (177)      (195)      (349)     (184)
  Other, net............       --         --          81       (654)      165
                         ---------  ---------  ---------  ---------  --------
    Net cash used in
     investing
     activities.........  (374,156)  (170,025)  (199,716)  (114,168)  (35,038)
                         ---------  ---------  ---------  ---------  --------

                See notes to consolidated financial statements.
                                                                     (Continued)

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           NINE MONTHS ENDED             YEAR ENDED
                             SEPTEMBER 30,              DECEMBER 31,
                          ---------------------  -----------------------------
                             1997       1996       1996       1995      1994
                          ----------  ---------  ---------  --------  --------
                                       (DOLLARS IN THOUSANDS)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Net increase
   (decrease) in
   deposits.............  $  (93,845) $ 184,011  $ 198,090  $107,731  $ 26,181
  Issuance of common
   stock................         --      17,750     38,097       --      3,750
  Issuance of
   subordinated debt....         --         --         --      9,000       --
  Issuance of preferred
   stock................         --         --         --        --      1,000
  Proceeds from short-
   term borrowings......   1,073,009    308,109    618,733    77,419    41,677
  Repayments of short-
   term borrowings......    (512,587)  (321,109)  (534,109)  (85,919)  (30,285)
  Repayments of capital
   lease obligations....         (68)       --         --        --        --
  Proceeds from notes
   payable..............     109,245        --      75,000       --        --
                          ----------  ---------  ---------  --------  --------
    Net cash provided by
     financing
     activities.........     575,754    188,761    395,811   108,231    42,323
                          ----------  ---------  ---------  --------  --------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............     (74,305)    16,049    147,816    (4,348)    5,671
CASH AND CASH
 EQUIVALENTS:
  Beginning of year.....     152,298      4,482      4,482     8,830     3,159
                          ----------  ---------  ---------  --------  --------
  End of period.........  $   77,993  $  20,531  $ 152,298  $  4,482  $  8,830
                          ==========  =========  =========  ========  ========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW
 INFORMATION--Cash paid
 during the year for:
  Interest..............  $   51,577  $  18,772  $  21,746  $ 13,833  $  5,479
  Income taxes..........       6,350        216        216       365       110
NONCASH INVESTING
 ACTIVITIES:
  Additions to real
   estate owned acquired
   in settlement of
   loans................     108,831      4,377     21,751     9,878     3,122
  Equipment acquired
   through capital
   lease................         493        --         --        --        --
  Loans to facilitate
   the sale of real
   estate owned.........         --         --         --        367     2,352
NONCASH FINANCING
 ACTIVITIES:
  Exchange of notes
   payable for common
   stock................         --      11,000     11,000       --        --
  Exchange of preferred
   stock for notes
   payable..............         --         --         --      1,000       --
  Paid in kind preferred
   stock dividend.......         652        --         --        --        --
  Preferred stock issued
   in exchange for
   cancellation of
   accounts payable.....      27,500        --         --        --        --

                See notes to consolidated financial statements.
                                                                     (Concluded)

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               UNREALIZED
                                                                                LOSS ON
                                                                    RETAINED   AVAILABLE-
                           PREFERRED STOCK        COMMON STOCK      EARNINGS    FOR-SALE
                          -------------------  ------------------ (ACCUMULATED SECURITIES
                            SHARES    AMOUNT    SHARES    AMOUNT    DEFICIT)   NET OF TAX  TOTAL
                          ----------  -------  --------- -------- ------------ ---------- -------
                                 (DOLLARS IN THOUSANDS)
BALANCE, January 1,
 1994...................         --   $   --     366,288 $  3,050   $    915     $(159)   $ 3,806
 Net loss...............                                              (1,252)              (1,252)
 Net change in
  unrealized loss on
  available for sale
  securities--net of
  tax...................                                                          (511)      (511)
 Issuance of stock......   1,000,000    1,000    934,575    3,750                           4,750
                          ----------  -------  --------- --------   --------     -----    -------
BALANCE, December 31,
 1994...................   1,000,000    1,000  1,300,863    6,800       (337)     (670)     6,793
 Net income.............                                                 592                  592
 Net change in
  unrealized loss on
  available for sale
  securities--net of
  tax...................                                                           654        654
 Exchange of preferred
  stock for subordinated
  debt..................  (1,000,000)  (1,000)                                             (1,000)
                          ----------  -------  --------- --------   --------     -----    -------
BALANCE, December 31,
 1995...................         --       --   1,300,863    6,800        255       (16)     7,039
 Net loss...............                                              (1,082)              (1,082)
 Net change in
  unrealized loss on
  available for sale
  securities--net of
  tax...................                                                          (153)      (153)
 Exchange of
  subordinated debt for
  common stock..........                       1,606,618   11,000                          11,000
 Issuance of common
  stock.................                       2,592,519   17,750                          17,750
                          ----------  -------  --------- --------   --------     -----    -------
BALANCE, September 31,
 1996...................         --       --   5,500,000   35,550       (827)     (169)    34,554
 Net income.............                                               6,049                6,049
 Net change in
  unrealized loss on
  available for sale
  securities--net of
  tax...................                                                            72         72
 Issuance of common
  stock.................                       2,070,000   20,347                          20,347
                          ----------  -------  --------- --------   --------     -----    -------
BALANCE, December 31,
 1996...................         --       --   7,570,000   55,897      5,222      (97)     61,022
 Net income.............                                              12,242               12,242
 Issuance of preferred
  stock.................      27,500   27,500                                              27,500
 Preferred stock
  dividend..............                                                (652)                (652)
 Net change in
  unrealized loss on
  available for sale
  securities-net of
  tax...................                                                          (343)      (343)
                          ----------  -------  --------- --------   --------     -----    -------
BALANCE, September 30,
 1997...................      27,500  $27,500  7,570,000 $ 55,897   $ 16,812     $(440)   $99,769
                          ==========  =======  ========= ========   ========     =====    =======

                See notes to consolidated financial statements.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS--The operations of Wilshire Financial Services Group Inc. ("WFSG") and subsidiaries (collectively, the "Company") are conducted primarily through a nonbank subsidiary, Wilshire Funding Corporation ("WFC") and through two second-tier subsidiary savings banks, Girard Savings Bank F.S.B. ("GSB") and First Bank of Beverly Hills F.S.B. ("FBBH") (collectively, the "Banks"). The Banks are federally chartered savings institutions regulated by the Office of Thrift Supervision ("OTS") with two branches and a merchant bankcard center in Southern California. The Company also has operations in France, the United Kingdom and Ireland that are not material to the consolidated statements of financial condition as of September 30, 1997. Administrative headquarters of the Company, the Banks and WFC are located in Portland, Oregon.

  The Company's primary sources of revenue are from real estate and consumer loans acquired in purchase transactions, mortgage-backed securities, loan sale and securitization transactions, and, to a lesser extent, loan origination and merchant bankcard operations.

  PRINCIPLES OF CONSOLIDATION--WFSG was incorporated in 1996 to be the holding company for Wilshire Acquisitions Corporation ("WAC"), which is the holding company for the Banks. WFSG formed certain nonbank subsidiaries, including WFC, and completed an initial public offering of common stock and a public debt offering in the fourth quarter of 1996. The accompanying consolidated financial statements include the accounts of WAC and the Banks for periods prior to the formation of WFSG. Intercompany accounts have been eliminated in consolidation.

  For purposes of presenting information about WFSG's common stock, weighted average number of shares outstanding and earnings per share, outstanding shares of common stock of WAC prior to its combination with WFSG have been retroactively restated to their WFSG equivalents based on the conversion ratio at the time of the combination discussed above.

  USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation allowances for loans and real estate owned, merchant bankcard charge-back reserves, the determination of fair values of certain financial instruments for which there is not an active market, the allocation of basis between assets sold and retained and the selection of yields utilized to recognize interest income on certain mortgage-backed securities.

  CASH AND CASH EQUIVALENTS--For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and securities with original maturities less than 90 days.

  SECURITIES AND MORTGAGE-BACKED SECURITIES--The Company's securities portfolios consist of mortgage-backed and other debt securities that are classified as held-to-maturity, trading account and available-for-sale securities. Securities are classified as held-to-maturity when management believes the Company has the ability and the positive intent to hold the securities to maturity. Securities classified as held-to-maturity are carried at their historical cost basis, adjusted for the amortization of premiums and accretion of discounts using a method that approximates the interest method. Securities classified as trading account securities include subordinated securities and the residual interests in loan securitization transactions initiated by the Company. Trading account

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

securities are carried at estimated fair value, with unrealized gains and losses reported in current operations. Securities are classified as available-for-sale when the Company intends to hold the securities for an indefinite period of time, but not necessarily to maturity. Securities classified as available-for-sale are reported at their fair values with unrealized holding gains and losses on securities reported, net of tax, as a separate component of stockholders' equity. Realized gains and losses from the sales of available-for-sale securities are reported separately in the consolidated statements of operations and are calculated using the specific identification method.

  LOANS, DISCOUNTED LOANS, LOANS HELD FOR SALE AND ALLOWANCE FOR LOAN LOSSES-- The Company's principal business involves acquiring performing and non-performing loan portfolios, for prices generally at or below face value (i.e., unpaid principal balances plus accrued interest). Nonperforming loans are generally acquired at deep discounts to face value and are classified as discounted loans in the consolidated statements of financial condition. Loans that have been identified as likely to be sold are classified as held for sale in the consolidated statements of financial condition. Loans other than discounted loans and loans held for sale are classified simply as loans.

  Discounted loans are presented in the consolidated statements of financial condition net of unamortized discount and an allowance for loan losses established for those loans. Discounts are allocated into (a) valuation allowances for estimated losses against face value on specific loans ("specific valuation allowances") and (b) portions of the discounts regarded as yield adjustments. In addition, for discounted loans purchased by the Banks, the initial discounts are further segregated into a valuation allowance for the inherent risk of losses in the loan portfolio that have yet to be specifically identified ("general valuation allowance") as required by the Office of Thrift Supervision ("OTS") regulations. The allocated specific and general valuation allowances are included in the allowance for loan losses. The allowance for loan losses is increased by additional provisions for losses that are recorded in current operations. The portion of purchase discounts regarded as yield adjustment is accreted into income on generally a cash basis.

  Loans other than discounted loans are presented in the consolidated statements of financial condition in substantially the same manner as discounted loans except that interest income is recognized on an accrual basis. Originated loans are carried net of unamortized deferred origination fees and costs. Deferred fees and costs are recognized in interest income over the terms of the loans using a method that approximates the interest method.

  Certain loans and discounted loans are designated as loans held for sale (including loans originated by the Company) and are presented at the lower of cost or fair value. Cost is determined as described above. If fair value is less than cost, a valuation allowance is established to reduce the carrying value. Gains or losses on loans sold through securitization or other transactions are based on the difference between the cash proceeds received on the certificates sold to outside investors and the Company's cost basis allocated to such interests in the loans. The percentage allocation of the loans' cost basis between the portions sold, subordinated interests and servicing rights retained, if any, is based on their relative fair values.

  The Company evaluates commercial and multi-family real estate loans (whether purchased or originated and whether classified as loans or discounted loans) for impairment under Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures". Commercial and multi-family real estate loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due. Specific valuation allowances are established, either at acquisition or through provisions for losses, as described above, for impaired loans based on the fair value of the underlying real estate collateral.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The Company evaluates single-family real estate, consumer and other smaller balance, homogeneous loans for impairment on a collective basis. Management evaluates these loans for impairment by comparing management's estimate of prospective net realizable value to the net carrying value of the portfolio.

  All specific and general valuation allowances established for loans and discounted loans are recorded in the allowance for loan losses. The allowance is decreased by the amount of loans charged off and is increased by the provision for loan losses and recoveries of previously charged-off loans. The allowance is maintained at a level believed adequate by management to absorb inherent losses in the total loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, previous loan loss experience, current economic conditions, volume, growth and composition of the portfolio and other relevant factors. Actual losses may differ from management's estimates.

  ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES--The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," on a prospective basis beginning January 1, 1997. The new Statement establishes criteria based on legal control to determine whether a transfer of a financial asset is a sale or a secured borrowing. A sale is recognized when the Company relinquishes control over a financial asset and is compensated for such asset. The difference between the net proceeds received and the carrying amount of the financial asset(s) being sold or securitized is recognized as a gain or loss on sale.

  In general, the Company expects that transactions recorded as sales under prior accounting standards would have continued to qualify for sales accounting treatment under the new Statement. The adoption of the new Statement did not have a material impact on the consolidated financial position or financial results of the Company.

  MORTGAGE SERVICING RIGHTS--The Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," on January 1, 1996. This Statement amended the prior accounting rules by requiring originated mortgage servicing rights retained to be capitalized where the mortgage loans are either sold or securitized, based upon the allocation of the cost between the loans sold or securitized and the servicing rights retained based on their relative fair values. Servicing assets and liabilities are subsequently amortized in proportion to and over the period of estimated net servicing income or loss. The impairment of mortgage servicing rights is evaluated by comparing the carrying amount to the estimate of fair value. SFAS No. 125 superseded SFAS No. 122 and in general applies the accounting for mortgage servicing rights under SFAS No. 122 to servicing rights of all assets.

  INTEREST-RATE SWAPS--Interest-rate swap agreements used to manage interest-rate risk are treated as hedges of specified assets or liabilities for accounting and tax purposes and are accounted for on a settlement basis. That is, the periodic net settlement with the counterparties to the swap agreements of the interest paid/received is recorded as an adjustment to interest income or expense derived from the hedged assets or liabilities.

  INTEREST RATE FUTURES--Interest rate futures contracts are used as hedges against future fluctuations in the market value of loans held for sale and available for sale securities resulting from changes in interest rates. Contracts are designated as a hedge of specific loans or a portfolio of homogeneous loans and exhibit a high degree of correlation with the assets being hedged. Changes in the market value of these instruments are deferred as adjustments to the cost basis of the hedged loans and securities and thus are amortized as an adjustment to the yield using a method approximating the interest method or are recognized in connection with the ultimate sale of such loans.

  FOREIGN CURRENCY TRANSLATION--All assets and liabilities are translated at current exchange rates. Translation adjustments, related hedging results and applicable income taxes are included, when material, in

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

accumulated translation adjustment within stockholders' equity. At September 30, 1997, such adjustments were not material to the financial statements.

  REAL ESTATE OWNED--Real estate acquired in settlement of loans or purchased directly is originally recorded at the lower of fair value less estimated costs to sell, or purchase price, respectively. The excess of net loan cost basis over the fair value less estimated selling costs of real estate acquired through foreclosure is charged to the allowance for loan losses. Any subsequent operating expenses or income, reductions in estimated fair values, as well as gains or losses on disposition of such properties, are recorded in current operations.

  LEASEHOLD IMPROVEMENTS AND EQUIPMENT--Office leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

  INCOME TAXES--The Company files consolidated federal income and applicable state tax returns with its subsidiaries. Deferred tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is recorded against deferred tax assets when there is not presumptive evidence that it is more likely than not that the deferred tax assets will be realized.

  BANKCARD OPERATIONS--Bankcard income includes merchant discounts and transaction fees for processing Visa and Mastercard transactions. Bankcard expense consists primarily of fees paid to the Company's third-party processors and interchange fees paid to card-issuing banks. Other direct and indirect costs of Bankcard operations are included in various other categories of expenses and are not specifically allocated separately from other operating expenses of the Company.

  EARNINGS PER SHARE--Earnings per share for all periods presented are calculated based upon the weighted average number of shares of common stock outstanding during the year, giving effect to the exercise of stock options using the treasury stock method if such effect is not anti-dilutive, and considering the pay in kind Preferred Stock dividend in determining net income available to common shareholders. For the years ended December 31, 1996, 1995 and 1994, there is not a significant difference between primary and fully diluted earnings per share.

  In February 1997 the FASB issued SFAS No. 128, "Earnings Per Share", which simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. The Company will be required to present basic and diluted EPS on the face of the income statement and to reconcile the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

  This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. Management does not believe that the adoption of this pronouncement will have a material effect on the presentation of the Company's earnings per share.

  NEW ACCOUNTING PRONOUNCEMENTS--The Financial Accounting Standards Board recently issued SFAS No. 129, "Disclosure of Information about Capital Structure," SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". SFAS No. 129 applies to all entities that issue any securities other than ordinary common stock and continues the existing

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

requirements to disclose the pertinent rights and privileges of all securities. SFAS No. 130 provides guidance for reporting and display of comprehensive income and its components in the financial statements and SFAS No. 131 establishes standards for the way that public entities report information about operating segments in annual financial statements and requires that those entities report selected information about operating segments in interim financial reports issued to shareholders. These Statements are effective for fiscal years beginning after December 15, 1997. The Company will incorporate these disclosures at the time these pronouncements are adopted.

  RECLASSIFICATIONS--Certain items in the consolidated financial statements for 1996, 1995 and 1994 were reclassified to conform to the 1997 presentation.

2. SECURITIES

  The amortized cost, fair value and gross unrealized gains and losses on U.S. Treasury notes and mortgage-backed securities as of September 30, 1997 and December 31, 1996 and 1995 are shown below. Fair value estimates were obtained from an independent pricing service.

                                                  GROSS      GROSS
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
SEPTEMBER 30, 1997                      COST      GAINS      LOSSES    VALUE
------------------                    --------- ---------- ---------- --------
Available-for-sale mortgage-backed
 securities.......................... $202,248    $4,614     $5,537   $201,325
                                      ========    ======     ======   ========
Held-to-maturity:
  U.S. Treasury notes................ $  7,442    $  120     $  --    $  7,562
  Mortgage-backed securities.........   19,367         4        289     19,082
                                      --------    ------     ------   --------
    Total held-to-maturity........... $ 26,809    $  124     $  289   $ 26,644
                                      ========    ======     ======   ========
DECEMBER 31, 1996
-----------------
Available-for-sale mortgage-backed
 securities.......................... $ 31,367    $   23     $  120   $ 31,270
                                      ========    ======     ======   ========
Held-to-maturity:
  U.S. Treasury notes................ $  7,429    $   89     $  --    $  7,518
  Mortgage-backed securities.........   21,724        29        501     21,252
                                      --------    ------     ------   --------
    Total held-to-maturity........... $ 29,153    $  118     $  501   $ 28,770
                                      ========    ======     ======   ========
DECEMBER 31, 1995
-----------------
Available-for-sale mortgage-backed
 securities.......................... $  9,099    $  --      $   16   $  9,083
                                      ========    ======     ======   ========
Held-to-maturity:
  U.S. Treasury notes................ $  6,470    $   22     $    4   $  6,488
  Mortgage-backed securities.........   13,119       --         246     12,873
                                      --------    ------     ------   --------
    Total held-to-maturity........... $ 19,589    $   22     $  250   $ 19,361
                                      ========    ======     ======   ========

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The amortized cost and estimated fair value of securities held to maturity other than mortgage-backed securities at September 30, 1997 and December 31, 1996 and 1995, by contractual maturity, are as follows:

                                                               AMORTIZED  FAIR
      1997                                                       COST    VALUE
      ----                                                     --------- ------
      Due in one to five years................................  $7,442   $7,562
                                                                ======   ======
      1996
      ----
      Due in one to five years................................  $7,429   $7,518
                                                                ======   ======
      1995
      ----
      Due in less than one year...............................  $4,970   $4,966
      Due in one to five years................................   1,500    1,522
                                                                ------   ------
                                                                $6,470   $6,488
                                                                ======   ======

  The Company receives payments on all mortgage-backed securities over periods that are considerably shorter than the contractual maturities of the securities, which range from 6 to 30 years.

  At September 30, 1997 and December 31, 1996, securities, including trading account securities, with carrying values of $237,376 and $67,073, respectively, and market values of approximately $240,569 and $66,909, respectively, were pledged to secure merchant bankcard transactions, short-term borrowings and lines of credit (see Note 7), and interest-rate swaps. There were no securities pledged at December 31, 1995. Of the total securities pledged, securities with fair values of approximately $254,682 and $59,391, were held by a third-party custodian as of September 30, 1997 and December 31, 1996, respectively.

  Gains from the sale of securities available for sale were $3,053 during the nine months ended September 30, 1997, and there were no losses during the period. There were no material gains or losses on sales of securities available for sale during the nine months ended September 30, 1996 and the years ended December 31, 1996, 1995 and 1994.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3. LOANS, DISCOUNTED LOANS AND LOANS HELD FOR SALE

  The Company's loans are comprised of loans, discounted loans and loans held for sale. Following is a summary of each loan category by type:

                                                              DECEMBER 31,
                                             SEPTEMBER 30, -------------------
   LOANS                                         1997        1996       1995
   -----                                     ------------- ---------  --------
   Real estate loans:
     One to four units.....................    $ 48,069    $  63,562  $138,547
     Over four units.......................      64,231       68,897    71,239
     Commercial............................      69,134       54,013    50,749
     Land..................................       2,273        2,558     2,709
                                               --------    ---------  --------
     Total loans secured by real estate....     183,707      189,030   263,244
   Other loans.............................      20,830       22,768    19,832
                                               --------    ---------  --------
                                                204,537      211,798   283,076
   Less:
     Allowance for loan losses, deferred
      fees, and discount on purchased
      loans................................     (31,013)     (35,772)  (24,249)
                                               --------    ---------  --------
                                               $173,524    $ 176,026  $258,827
                                               ========    =========  ========
                                                              DECEMBER 31,
                                             SEPTEMBER 30, -------------------
   DISCOUNTED LOANS                              1997        1996       1995
   ----------------                          ------------- ---------  --------
   Real Estate loans:
     One to four units.....................    $397,177    $ 260,672  $ 18,380
     Over four units.......................      12,876          --        --
     Commercial............................      48,575          935       863
     Land..................................       8,649           46       --
                                               --------    ---------  --------
     Total loans secured by real estate....     467,277      261,653    19,243
   Other loans.............................     187,835          946       967
                                               --------    ---------  --------
                                                655,112      262,599    20,210
   Less:
     Allowance for loan losses and discount
      on purchased loans...................    (304,652)     (55,859)   (6,863)
                                               --------    ---------  --------
                                               $350,460    $ 206,740  $ 13,347
                                               ========    =========  ========
   LOANS HELD FOR SALE
   -------------------
   Real estate loans:
     One to four units.....................    $229,162    $  27,420  $ 33,497
     Over four units.......................      14,575          464       --
     Commercial............................      31,685        9,061       466
     Land..................................       5,322        1,680       194
                                               --------    ---------  --------
     Total loans secured by real estate....     280,744       38,625    34,157
   Other loans.............................      29,917          445        12
                                               --------    ---------  --------
                                                310,661       39,070    34,169
   Less:
     Allowance for loan losses, deferred
      fees, and discount on purchased
      loans................................     (43,626)     (10,244)  (15,572)
                                               --------    ---------  --------
                                               $267,035    $  28,826  $ 18,597
                                               ========    =========  ========

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  As of September 30, 1997 and December 31, 1996 and 1995, loans with adjustable rates of interest were $268,313, $230,983 and $265,702, respectively, and loans with fixed rates of interest were $902,007, $282,484 and $71,753, respectively. Adjustable-rate loans are generally indexed to U.S. Treasury Bills, the FHLB's Eleventh District Cost of Funds Index, LIBOR or Prime and are subject to limitations on the timing and extent of adjustment. Most loans adjust within six months of changes in the index.

  At September 30, 1997, December 31, 1996 and 1995, loans with unpaid principal balances of approximately $808,538, $43,615 and $0, respectively, were pledged to secure credit line borrowings and repurchase agreements included in short-term borrowings (see Note 7).

  Activity in the allowance for loan losses is summarized as follows:

                                  NINE MONTHS
                                     ENDED                YEAR ENDED
                                 SEPTEMBER 30,           DECEMBER 31,
                                -----------------  --------------------------
                                  1997     1996      1996     1995     1994
                                --------  -------  --------  -------  -------
   Balance, beginning of
    period..................... $ 37,555  $25,651  $ 25,651  $ 7,701  $ 4,314
   Allocations of purchased
    loan discounts:
     at acquisition............   92,751   15,972    10,751   19,007    2,809
     at disposition............  (36,245) (12,494)  (17,218)  (5,404)  (1,666)
   Recoveries..................      982    1,424     1,822       81       71
   Provision for loan losses...      926   15,751    16,549    4,266    2,173
   Allowance related to loans
    sold.......................   (5,338)     --        --       --       --
                                --------  -------  --------  -------  -------
                                $ 90,631  $46,304  $ 37,555  $25,651  $ 7,701
                                ========  =======  ========  =======  =======

  At September 30, 1997 and December 31, 1996 and 1995, the Banks had impaired loans totaling $24,925, $12,553 and $14,241, respectively, and had recorded specific valuation allowances to measure the impairments of those loans totaling $6,290, $4,173 and $4,155, respectively. The Banks had impaired loans totaling $17,777, $13,711 and $9,593, respectively, with no recorded specific valuation allowances. At September 30, 1997 and December 31, 1996, the nonbank subsidiaries had impaired loans with unpaid principal balances of $62,019 and $4,472, respectively, and a carrying value, net of purchase discount, of $39,848 and $2,768, respectively, which is below fair value. The average unpaid principal balances of impaired loans during the periods ended September 30, 1997 and December 31, 1996 and 1995 were $67,729, $25,049 and $24,204, respectively. Interest income recognized on impaired loans during the same periods was $3,014, $1,746 and $1,631, respectively, based on cash payments. These amounts exclude consideration of single-family residential and other loan pools evaluated for impairment on a pooled basis.

  The above amounts do not include impaired discounted loans. Management has determined that generally all discounted loans meet the criteria for impairment as defined by SFAS 114 and collectively evaluates these loans for impairment.

  The Company has a geographic concentration of mortgage loans in Southern California and in the northeastern United States. Substantially all loans originated or acquired by FBBH and GSB prior to their acquisition by the Company were collateralized by Southern California real estate.

  Management estimates are required to determine the allowance for loan losses. Estimation is also involved in determining the ultimate recoverability of purchased loans and, consequently, the pricing of purchased loans. These estimates are inherently uncertain and depend on the outcome of future events. Regulatory authorities have required substantial increases in the allowances maintained by many banks in recognition of the inherent risk in the existing economic environment. Although management believes the levels of the allowance as of September 30, 1997 and December 31, 1996 and 1995 are adequate to absorb losses inherent in the loan portfolio, rising interest rates, various other economic factors and regulatory requirements may result in increasing levels of losses.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. REAL ESTATE OWNED

  Real estate owned consists of property that was obtained through foreclosure or was purchased directly. Activity in the valuation allowance on real estate owned is as follows:

                                           NINE MONTHS
                                              ENDED          YEAR ENDED
                                          SEPTEMBER 30,     DECEMBER 31,
                                          -------------  --------------------
                                           1997   1996    1996    1995   1994
                                          ------ ------  ------  ------  ----
Valuation allowance for losses on real
 estate owned, beginning of period....... $  --  $1,193  $1,193  $  123  $ 55
Charge-offs..............................    --  (1,599) (3,322)    (82)  (32)
Allocation of purchase discount..........    --     762   2,129     554   --
Provision for the year...................  1,219    --      --      598   100
                                          ------ ------  ------  ------  ----
Valuation allowance for losses on real
estate owned, end of period.............. $1,219 $  356  $  --   $1,193  $123
                                          ====== ======  ======  ======  ====

  Real estate owned purchased directly by WFC with a net carrying value of $94,232 and $59,729 at September 30, 1997 and December 31, 1996, respectively, collateralizes credit line borrowings (see Note 7). No real estate owned was pledged as collateral at December 31, 1995.


5. LEASEHOLD IMPROVEMENTS AND EQUIPMENT

  Leasehold improvements and equipment consist of:

                                              DECEMBER 31,
                                SEPTEMBER 30, --------------
                                    1997       1996    1995
                                ------------- ------  ------
      Leasehold improvements..     $  453     $  319  $  299
      Furniture and
      equipment...............      2,148        837     718
                                   ------     ------  ------
      Total cost..............      2,601      1,156   1,017
      Accumulated depreciation
      and amortization........       (899)      (839)   (742)
                                   ------     ------  ------
                                   $1,702     $  317  $  275
                                   ======     ======  ======

6. DEPOSITS

  Deposits consist of:

                                                                 DECEMBER 31,
                                                 SEPTEMBER 30, -----------------
                                                     1997        1996     1995
                                                 ------------- -------- --------
      Passbook accounts.........................   $    563    $    480 $    304
      Money market accounts.....................      1,590       2,023    1,267
      NOW/checking..............................      5,189       5,625    5,111
      Time deposits:
      Less than $100............................    385,628     382,018  247,814
      $100 or more..............................     14,798     111,468   49,028
                                                   --------    -------- --------
      Total deposits............................   $407,768    $501,614 $303,524
                                                   ========    ======== ========

  A summary of time deposits, by maturity, at September 30, 1997 is as follows:

      1998............................................................. $370,386
      1999.............................................................   30,040
                                                                        --------
                                                                        $400,426
                                                                        ========

  The interest rate characteristics of certain deposits have been changed utilizing interest rate swaps. See Note 9 for the specific terms and rates on instruments outstanding.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7. NOTES PAYABLE AND SHORT-TERM BORROWINGS

  Notes payable at September 30, 1997 and December 31, 1996 are unsecured, bear interest at 13% and mature in 2004. The interest rate characteristics of a portion of these notes have been altered using an interest rate swap. The terms of this swap are discussed in Note 9. Notes payable at December 31, 1995 are unsecured, bear interest at 14% and had no stated maturity. Short-term borrowings at September 30, 1997 and December 31, 1996 include repurchase agreements and line of credit borrowings. Short-term borrowings at December 31, 1995 are repurchase agreements. Proceeds from the various credit facilities are used primarily for the acquisition of loan pools. Following is information about short-term borrowings:

                                  NINE MONTHS
                                     ENDED                YEAR ENDED
                                 SEPTEMBER 30,           DECEMBER 31,
                                -----------------  --------------------------
                                  1997     1996      1996     1995     1994
                                --------  -------  --------  -------  -------
Average balance during the
period......................... $503,016  $35,721  $ 51,316  $ 4,122  $ 4,757
Highest amount outstanding
 during the period.............  790,882   97,000   190,000   14,950   11,377
Average interest rate during
the period.....................      7.6%     6.8%      6.9%     5.6%     4.4%
Average interest rate--end of
period.........................      7.4%     --        7.8%     6.7%     5.8%

  As of September 30, 1997 and December 31, 1996, the Company had committed lines of credit, including repurchase agreement lines, totaling $592,787 and $350,000, respectively, and uncommitted lines totaling $521,017 and $360,000, respectively. $658,042 and $97,624 was drawn on these lines and included in short-term borrowings at September 30, 1997 and December 31, 1996, respectively.

8. INCOME TAXES

  The domestic and foreign components of income (loss) before domestic and foreign income and other taxes were as follows:

                                            NINE MONTHS
                                               ENDED        YEAR ENDED DECEMBER
                                           SEPTEMBER 30,            31,
                                          ----------------- -------------------
                                           1997      1996    1996  1995  1994
                                          -------  -------- ------ ---- -------
Domestic................................. $22,434  $(5,734) $5,092 $639 $(1,778)
Foreign..................................  (1,211)      --     --   --      --
                                          -------  -------- ------ ---- -------
Total.................................... $21,223  $(5,734) $5,092 $639 $(1,778)
                                          =======  ======== ====== ==== =======

  The provision for income tax consists of the following:

                                       NINE MONTHS       YEAR ENDED DECEMBER
                                   ENDED SEPTEMBER 30,           31,
                                   --------------------  ---------------------
                                     1997       1996      1996    1995   1994
                                   --------- ----------  -------  -----  -----
Current tax provision (benefit):
  Federal......................... $   3,450 $      (93) $ 3,208  $ 434  $(656)
  State...........................     1,013          2      930     32     19
  Foreign.........................        92        --       --     --     --
                                   --------- ----------  -------  -----  -----
                                       4,555        (91)   4,138    466   (637)
                                   --------- ----------  -------  -----  -----
Deferred tax provision (benefit):
  Federal.........................     3,154     (3,081)  (3,135)  (250)    90
  State...........................     1,272     (1,480)    (878)  (169)    21
  Foreign.........................       --         --       --     --     --
                                   --------- ----------  -------  -----  -----
                                       4,426     (4,561)  (4,013)  (419)   111
                                   --------- ----------  -------  -----  -----
    Total income tax provision
     (benefit).................... $   8,981 $   (4,652) $   125  $  47  $(526)
                                   ========= ==========  =======  =====  =====

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The difference between the effective tax rate implicit in the consolidated financial statements and the statutory federal income tax rate can be attributed to the following:

                                        NINE MONTHS
                                           ENDED            YEAR ENDED
                                       SEPTEMBER 30,       DECEMBER 31,
                                       ---------------   -------------------
                                        1997    1996     1996   1995   1994
                                       ------  -------   -----  -----  -----
Federal income tax provision at
statutory rate........................   35.0%   (34.0)%  35.0%  35.0% (35.0)%
State taxes, net of federal tax
effect................................    7.0    (11.1)%   8.5    4.0    --
Valuation allowance...................    0.0    (29.2)% (33.9) (25.1)   8.8
Change in prior period estimate.......    0.0     (5.2)%  (4.7)  (7.8)   --
Other.................................    0.3     (1.6)%  (2.4)   1.3   (3.4)
                                       ------  -------   -----  -----  -----
Effective income tax rate.............   42.3%   (81.1)%   2.5%   7.4% (29.6)%
                                       ======  =======   =====  =====  =====

  Deferred income tax assets and liabilities are summarized as follows:

                                                                DECEMBER 31,
                                                 SEPTEMBER 30, ----------------
                                                     1997       1996     1995
                                                 ------------- -------  -------
   Deferred tax assets:
     Purchase discounts.........................   $ 10,187    $ 2,884  $ 1,349
     Purchase accounting........................        287        483      629
     Unearned income............................      2,545        --       --
     Depreciation...............................         43         73       65
     State taxes................................        422        --       --
     Provision for loan loss....................        --       2,291      408
     Unrealized loss on securities..............        774        --       --
     Pass through income........................      1,754        --       --
     Other......................................      1,400        --       180
                                                   --------    -------  -------
       Gross deferred tax assets................     17,412      5,731    2,631
                                                   --------    -------  -------
   Deferred tax liabilities:
     Deferred loan fees.........................       (256)      (217)    (351)
     FHLB stock dividends.......................       (375)      (268)    (242)
     State taxes................................        --         (42)     --
     Write off of loan basis....................    (16,462)       --       --
     Unrealized gains on securities.............        --        (744)     --
     Other......................................       (227)      (277)    (142)
                                                   --------    -------  -------
       Gross deferred tax liabilities...........    (17,320)    (1,548)    (735)
                                                   --------    -------  -------
     Total deferred tax asset...................         92      4,183    1,896
     Valuation allowance........................        --         --    (1,726)
                                                   --------    -------  -------
       Net deferred tax asset...................   $     92    $ 4,183  $   170
                                                   ========    =======  =======

  Deferred taxes have not been provided on undistributed earnings of foreign subsidiaries as it is the Company's intention to reinvest such earnings permanently. The amount held for reinvestment in overseas operations amounted to $427 at September 30, 1997. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax credits).

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET RISK

  PROFIT SHARING PLAN--The Company's employees participate in a defined contribution profit sharing and 401(k) plan sponsored by companies included in the Company's "control group." At the discretion of the Company's Board of Directors, the Company may elect to contribute to the plan based on profits of the Company or based on matching participants' contributions. For the years ended December 31, 1996, 1995 and 1994, the Company contributed $43, $28 and $0, respectively, to the plan. The discretionary contribution for fiscal year 1997 had not been determined as of September 30, 1997.

  LEASE COMMITMENTS--The following is a schedule by period of future minimum rental payments under operating leases:

         PERIOD ENDED
         DECEMBER 31,
         ------------
          1997........................................... $  123
          1998...........................................    466
          1999...........................................    484
          2000...........................................    413
          2001...........................................    327
          2002...........................................     39
                                                          ------
           Total......................................... $1,852
                                                          ======

  Lease commitments include commitments to an affiliated company which require annual lease payments of $276 through 2001.

  EMPLOYMENT AGREEMENTS--The Company has entered into substantially similar employment agreements, effective November 1, 1996, with its Chief Executive Officer and its President, who are also the principal shareholders of the Company. Each agreement provides for an initial three-year term that is automatically renewable for successive two-year periods unless either party gives written notice to the other at least ninety days prior to the expiration of the employment term. Each agreement provides for an annual base salary of $300, which may be increased, but not decreased, by the Compensation Committee of the Board of Directors, and an annual bonus. The bonuses may not exceed in the aggregate 20% of the pre-tax profits of the Company.

  FINANCIAL INSTRUMENTS INVOLVING OFF-BALANCE SHEET RISK--In hedging the interest rate exposure of a fixed-rate or lagging-index asset, the Company may create a hedge which matches the principal amortization of such an asset against the maturity of the Company's liabilities generally by entering into short sales or forward sales of U.S. Treasury securities, Government Securities, interest rate futures contracts or interest rate swap agreements. This results in market gains or losses on hedging instruments, in response to interest rate increases or decreases, respectively, which approximate the amount of the corresponding market losses or gains, respectively, on loans being hedged. At September 30, 1997 and December 31, 1996, the notional amounts of interest rate swaps related to deposits were $214.4 million and $234.3 million, respectively. The weighted average fixed payments and floating-rate receipts of interest were 6.06% and 6.07% and 0.29% and 0.28% over USD LIBOR, respectively.

  The Company also utilizes interest rate swaps to convert certain fixed rate borrowings to variable rate. The notional amounts of interest rate swaps related to the 13% Series A Notes were $20.0 million and $0 at September 30, 1997 and December 31, 1996, respectively. The weighted average fixed receipts and floating rate payments of interest were 13% and 1.25% over USD Libor, respectively. At September 30, 1997 the Company also had open short positions on 40 U.S. Treasury Bond, 500 10-year U.S. Treasury Note, 260 5-year U.S. Treasury Note, and 450 French Franc futures contracts.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  PURCHASE COMMITMENTS--From time to time, the Company enters into various commitments and letters of intent relating to purchases of loans, foreclosed real estate portfolios and discrete operating companies. There can be no assurance that any of such transactions will ultimately be consummated. It is the Company's policy to record such transactions in the financial statements in the period in which such transactions are closed.

  In September 1997, the Company entered into an agreement to acquire a portfolio of loans from a European insurance company for a purchase price of approximately $140 million. The Company expects to finance approximately 80% of the purchase price with an unrelated third party. The Company has granted the Wilshire REIT (see Note 17) an option to purchase all or a portion of the Company's 50% interest in such assets.

  The Company has entered into an agreement to purchase certain assets of an unaffiliated mortgage originator for a purchase price of approximately $2.8 million in cash. The total assets which would be acquired total approximately $50 million. There can be no assurance as to when or if such transaction will be consummated.

  LITIGATION--The Company is a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability, if any, arising from such actions will not materially affect the Company's results of operations or financial position.

10. REGULATORY MATTERS

  REGULATORY AGREEMENT--On October 28, 1997, FBBH and GSB consented to separate but similar Orders to Cease and Desist (the "Orders") issued by the OTS. The Orders superceded previously existing Cease and Desist orders between FBBH and the OTS issued October 31, 1996.

  The Orders prohibit FBBH and GSB from increasing their total assets, as measured at the end of each calendar quarter, in excess of $145 million and $408 million, respectively, plus total net interest credited on deposit liabilities. The Company does not expect to be able to grow the Banks until and unless the Orders are lifted or modified. The Orders also prohibit the Banks from purchasing (i) any loans or real estate, without the approval of the OTS, until certain acquisition and servicing delinquencies identified by the OTS have been corrected, and (ii) any non-performing assets or foreclosed real estate until such time as the Banks are rated a composite "3" rating according to the Uniform Financial Institutions Rating System.

  The Orders require the Banks to (i) maintain an effective internal asset review system that provides for adequate internal controls to ensure that management timely reviews and classifies assets pursuant to their policies;
(ii) fully comply with all policies and procedures submitted to the OTS pursuant to the previous Cease and Desist Orders; (iii) operate pursuant to and comply with their business plans; and (iv) submit to the OTS, by no later than November 30, 1997, a written plan to develop or obtain the internal expertise and resources necessary to measure, monitor and model net interest income and net portfolio value (the "IRR Plan"); (v) review and analyze, by November 30, 1997, the terms of all existing loan servicing or other agreements with affiliates, to confirm that such agreements comply with the Orders and that there are formal written agreements with respect to all transactions with affiliates; and (vi) compare the results of profitability models with the performance of purchased assets. The Orders also require the Banks to submit to the OTS, by November 30, 1997 and after each calendar quarter, reports (i) detailing their progress in implementing their Allowance for Loan Losses policies and the results of their reserve analysis for the preceding calendar quarter; (ii) detailing any violations of the policies and procedures submitted to the OTS that occurred during the preceding quarter, together with an explanation as to what caused or contributed to the act or practice constituting such violation,

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

and what, if any, corrective action has been undertaken; (iii) detailing any variances from the business plans that occurred during the preceding quarter, showing actual and planned results, and explaining any variances greater than 5 percent; (iv) detailing the progress in implementing the IRR Plan during the preceding quarter.

  The Orders also require FBBH and GSB to elect at least two additional new outside directors with specific financial institution industry experience. Such outside directors cannot have any association with affiliates of the Banks, the Company or institution-affiliated parties, except that such directors can simultaneously serve as a director of each of the Banks.

  To address regulatory concerns, FBBH also is required to submit to the OTS, by November 30, 1997, a bankcard plan (the "Bankcard Plan") which shall (i) establish a method by which FBBH will estimate the appropriate level of reserves for its bankcard operations; (ii) establish internal controls; (iii) create an overdraft policy that requires timely recognition of overdraft losses and identifies employees with authority to approve overdrafts; and (iv) ensure that FBBH complies with all applicable statutes and regulations. After each calendar quarter, FBBH is required to report to the OTS, in writing, any variances to the Bankcard Plan.

  The Orders are enforceable by the OTS as written agreements under the Federal Deposit Insurance Act. Therefore, failure to comply with the requirements of the Orders could subject the Banks and their directors and officers to further enforcement actions, including termination of Federal Deposit Insurance Corporation insurance or civil money penalties.

  Management believes the Banks are in substantial compliance with the Orders.

CAPITAL REQUIREMENTS

  Federally-insured savings associations such as the Banks are required to maintain minimum levels of regulatory capital. These standards generally are as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on a case-by-case basis. Under the Orders, the Banks were required to maintain minimum capital ratios required of institutions to be deemed "well-capitalized" beginning December 31, 1996. In connection with the 1997 examination, the OTS indicated that the capital level of GSB was less than satisfactory and the capital level of FBBH was not adequate in view of their risk profiles, despite the fact that the Banks had capital levels that would otherwise have qualified them as "well capitalized" under OTS regulatory capital requirements. The OTS also has indicated that the Banks' current capital requirements may not be appropriate given the deficiencies noted in the examination. As a result, the Orders (as modified in October 1997) require FBBH and GSB to maintain core capital and risk-based capital equal to the dollar amount of capital at March 31, 1997, as measured at the end of each calendar quarter. The Orders provide that in the event capital falls below the levels required by the Orders as a result of any determination by the OTS or otherwise, the Banks would have to raise additional capital. If the OTS were to impose higher capital requirements on the Banks or additional capital were required as a result of an adverse determination by the OTS or otherwise, the Company might inject additional capital into the Banks, whether or not such usage of capital is optimal for the Company.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  As of September 30, 1997, the total core capital and total risk-based capital amounts of the Banks, compared to the OTS requirements contained in the Orders is as follows:

                                       GSB                        FBBH
                            -------------------------- --------------------------
                                       OTS                        OTS
                            ACTUAL  REQUIREMENT EXCESS ACTUAL  REQUIREMENT EXCESS
                            ------- ----------- ------ ------- ----------- ------
   Total Core Capital...... $34,617   $33,146   $1,417 $12,736   $11,872    $864
   Total Risk-Based
    Capital................ $38,475   $37,610   $  865 $13,889   $13,179    $710

                                                                                  TO BE
                                                                              CATEGORIZED AS
                                                                                  "WELL
                                                                               CAPITALIZED"
                                                                                  UNDER
                                                                                  PROMPT
                                                                                CORRECTIVE
                                               FOR CAPITAL                        ACTION
                               ACTUAL     ADEQUACY PURPOSES(1)                  PROVISIONS
                            ------------- ----------------------------        --------------
SEPTEMBER 30, 1997          AMOUNT  RATIO   AMOUNT         RATIO               AMOUNT  RATIO
------------------          ------- ----- -----------  ---------------       ------- ----------------
Total Capital to Risk-
 Weighted Assets (Risk-
 Based Capital):

  FBBH..................... $13,889 15.7% $     7,073   greater than         $ 8,841  greater than
                                                        or equal to 8.0%              or equal to 10.0%

  GSB......................  38,475 13.1%      23,555   greater than          29,444  greater than
                                                        or equal to 8.0%              or equal to 10.0%
Tier 1 Capital to Risk-
 Weighted Assets:

  FBBH.....................  12,736 14.4%       3,536   greater than           5,305  greater than
                                                        or equal to 4.0%              or equal to 6.0%

  GSB......................  34,617 11.8%      11,778   greater than          17,666  greater than
                                                        or equal to 4.0%              or equal to 6.0%
Core Capital to Tangible
 Assets:

  FBBH.....................  12,736 11.5%       4,417   greater than           5,521  greater than
                                                        or equal to 4.0%              or equal to 5.0%

  GSB......................  34,617  9.9%      13,925   greater than          17,406  greater than
                                                        or equal to 4.0%              or equal to 5.0%
Tangible Capital to
 Tangible Assets:

  FBBH.....................  12,736 11.5%       1,656   greater than             Not applicable
                                                        or equal to 1.5%

  GSB......................  34,617  9.9%       5,222   greater than             Not applicable
                                                        or equal to 1.5%
DECEMBER 31, 1996
-----------------
Total Capital to Risk-
 Weighted Assets (Risk-
 Based Capital):

  FBBH..................... $12,835 11.9% $     8,643   greater than         $10,804  greater than
                                                        or equal to 8.0%              or equal to 10.0%

  GSB......................  36,726 10.1%      29,081   greater than          36,351  greater than
                                                        or equal to 8.0%              or equal to 10.0%
Tier 1 Capital to Risk-
 Weighted Assets:

  FBBH.....................  11,436 10.6%       4,322   greater than           6,482  greater than
                                                        or equal to 4.0%              or equal to 6.0%

  GSB......................  32,136  8.8%      14,540   greater than          21,810  greater than
                                                        or equal to 4.0%              or equal to 6.0%
Core Capital to Tangible
 Assets:

  FBBH.....................  11,436  8.0%       5,751   greater than           7,188  greater than
                                                        or equal to 4.0%              or equal to 5.0%

  GSB......................  32,136  7.9%      16,271   greater than          20,338  greater than
                                                        or equal to 4.0%              or equal to 5.0%
Tangible Capital to
 Tangible Assets:

  FBBH.....................  11,436  8.0%       2,156   greater than             Not applicable
                                                        or equal to 1.5%

  GSB......................  32,136  7.9%       6,101   greater than             Not applicable
                                                        or equal to 1.5%

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     TO BE
                                                                                 CATEGORIZED AS
                                                                               "WELL CAPITALIZED"
                                                                                     UNDER
                                                FOR CAPITAL                     PROMPT CORRECTIVE
                             ACTUAL         ADEQUACY PURPOSES(1)                 ACTION PROVISIONS
                          ------------   ----------------------------     -----------------------------
DECEMBER 31, 1995         AMOUNT RATIO     AMOUNT         RATIO             AMOUNT        RATIO
-----------------         ------ -----   ---------   ----------------     ---------   -----------------
Total Capital to Risk-
 Weighted Assets (Risk-
 Based Capital):
  FBBH..................  $9,820  9.8%   $   7,999   greater than         $   9,998   greater than
                                                     or equal to 8.0%                 or equal to 10.0%
  GSB...................  15,523 10.4%      11,973   greater than            14,967   greater than
                                                     or equal to 8.0%                 or equal to 10.0%
Tier 1 Capital to Risk-
 Weighted Assets:
  FBBH..................   8,549  8.6%       3,999   greater than             5,999   greater than
                                                     or equal to 4.0%                 or equal to 6.0%
  GSB...................  13,852  9.3%       5,987   greater than             8,980   greater than
                                                     or equal to 4.0%                 or equal to 6.0%
Core Capital to Tangible
 Assets:
  FBBH..................   8,549  6.2%       5,508   greater than             4,999   greater than
                                                     or equal to 4.0%                 or equal to 5.0%
  GSB...................  13,852  6.8%       8,201   greater than             7,483   greater than
                                                     or equal to 4.0%                 or equal to 5.0%
Tangible Capital to
 Tangible Assets:
  FBBH..................   8,549  6.2%       2,066   greater than                 Not applicable
                                                     or equal to 1.5%
  GSB...................  13,852  6.8%       3,075   greater than                 Not applicable
                                                     or equal to 1.5%

--------
(1) These capital adequacy ratios represent the requirements for all savings institutions. The Bank's minimum capital requirements are the ratios specified in their Orders and those in the column containing the "well capitalized" requirements as well as the capital amounts indicated in the preceding table.

  Because the Banks have minimum regulatory capital requirements and the additional requirements under the Orders discussed above, substantially all retained earnings of the Banks are restricted as to distribution to WAC and, ultimately, to WFSG.

  SAIF ASSESSMENT--During the fourth quarter of 1996, the Company paid approximately $1,413 for a special SAIF deposit insurance fund assessment resulting from legislation enacted to recapitalize the SAIF fund.

  BANK MERGER--In December 1997, the OTS approved an application to merge the two Banks.

11. SIGNIFICANT TRANSACTIONS

  In September 1997, the Company completed a securitization of approximately $146 million of unpaid principal balance of loans resulting in a gain of approximately $11.9 million. At the sale date, the Company allocated approximately $1.7 million of original cost basis to retained servicing rights. Such amount is included in other assets in the consolidated statement of financial position as of September 30, 1997.

  In June 1997, the Company completed a sale of approximately $175 million of loans, resulting in a gain of approximately $11.2 million. At the sale date, the Company allocated $3.5 million and $1.8 million of original cost basis to retained servicing rights and other participation interests retained in the loans, respectively, and such amounts are included in other assets, in the consolidated statement of financial position as of September 30, 1997.

  The Company also sold approximately $26.8 million of loans in September 1997 which resulted in a gain of approximately $8.1 million.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  In August 1997, the Company purchased a portfolio of loans through the acquisition of the stock of a French bank for a purchase price of approximately $45 million in cash. It is anticipated that a significant portion of the acquisition will be financed.

  On August 15, 1997, the Company issued $100.0 million aggregate principal amount of its 13% Series A Notes due 2004.

12. RELATED PARTY TRANSACTIONS

  Substantially all loans are serviced by Wilshire Credit Corporation ("WCC"), pursuant to a servicing agreement. Management believes that the terms of the servicing agreement are no less favorable to the Company than terms offered by other servicers. Due from affiliate in the accompanying consolidated statements of financial condition substantially represents the amount of payments collected by WCC but not yet remitted to the Company at that date. Loan servicing fees and expenses shown in the consolidated statements of operations were paid to WCC and include reimbursements for direct expenses borne by WCC on behalf of the Company.

  On July 31, 1997, the Company issued to an affiliate shares of 14% cumulative, pay in kind preferred stock with an aggregate liquidation value of $27.5 million in exchange for the cancellation of certain payables to that affiliate aggregating approximately $27.1 million and $0.4 million in cash.

  Loans with carrying values of $128,389 and mortgage-backed securities with carrying values of $8,767 were transferred to WFSG from WCC during the nine months ended September 30, 1997. These assets were transferred at a price equal to their net book value at the date of transfer. Any gain or loss from any sale or securitization of such assets by WSFG will be recorded in the consolidated financial statements of WSFG when any such transaction is consummated.

  In November and December 1996, rights to servicing fees related to loans held by WCC, including a profit participation element, were transferred to WFSG at WCC's historical cost basis of $0.

13. STOCK OPTIONS

  The Company adopted a new Stock Plan on October 28, 1996. Under the Stock Plan, the Company may grant options and other awards not to exceed 1,825,000 shares of common stock over a ten-year term. The options may be either incentive stock options or nonstatutory stock options granted at exercise prices between 100% and 110% of the fair value of WFSG common stock at the grant date. Restricted stock and stock appreciation rights may also be granted under the Stock Plan. The initial awards under the new Stock Plan were granted at the date of the initial public offering. Options for 1,095,000 shares were granted to the Company's two largest stockholders. The Stock Plan also provides that nonemployee Company directors receive automatic nonstatutory stock option grants.

  In 1994 and 1995, the Banks issued stock options for the benefit of certain directors, executives and consultants. All grants were made with exercise prices at least equal to the book value of the relevant Bank's shares on the grant dates. In the fourth quarter of 1996, these options were converted into 31,225 options to purchase the stock of WFSG.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  A summary of the Company's stock options as of September 30, 1997, December 31, 1996, and 1995 and changes during the periods then ended is presented below:

                                    1997               1996             1995
                             ------------------ ------------------ ---------------
                                       WEIGHTED           WEIGHTED        WEIGHTED
                                       AVERAGE            AVERAGE         AVERAGE
                                       EXERCISE           EXERCISE        EXERCISE
                              SHARES    PRICE    SHARES    PRICE   SHARES  PRICE
                             --------- -------- --------- -------- ------ --------
   Outstanding at beginning
    of period..............  1,126,225  $11.39     31,225  $ 8.80   5,872  $14.90
   Granted.................    119,337   18.71  1,095,000   11.46  25,353    7.39
                             ---------          ---------          ------
   Outstanding at end of
   period..................  1,245,562   12.05  1,126,225   11.39  31,225    8.80
                             =========          =========          ======

  Additional information regarding options outstanding as of September 30, 1997 is as follows:

                                                         WEIGHTED-     WEIGHTED-
    RANGE OF                                              AVERAGE       AVERAGE
    EXERCISE                                             REMAINING     EXERCISE
     PRICES                                     SHARES     LIFE          PRICE
   ------------------------------------------  --------- ---------     ---------
    $5.58....................................     18,359    2.75 years  $ 5.58
   $10.50-$11.55.............................    730,000    9.22         10.55
   $12.15-$13.13.............................    371,994    9.08         13.11
    $14.90...................................      5,872    1.75         14.90
   $17.88-$18.70.............................    119,086    9.40         18.69
    $24.88...................................        251   10.00         24.88
                                               ---------
                                               1,245,562
                                               =========

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its Stock Plan. Accordingly, no compensation expense has been recognized for grants under the Stock Plan. Had compensation expense for the Company's Stock Plan been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the Company's net income and earnings per share for the nine months ended September 30, 1997 and the year ended December 31, 1996 would have been reduced to the pro forma amounts indicated below:

                                             NINE MONTHS
                                                ENDED           YEAR ENDED
                                          SEPTEMBER 30, 1997 DECEMBER 31, 1996
                                          ------------------ -----------------
     Net income to common shareholders:
     As reported.........................      $11,590            $4,967
     Pro forma...........................      $10,946            $2,775
     Net income per common and common
      share equivalent:
       Primary earnings per share:.......
         As reported.....................      $  1.47            $ 1.07
         Pro forma.......................      $  1.39            $ 0.60
       Fully diluted earnings per share:
         As reported.....................      $  1.41            $ 1.07
         Pro forma.......................      $  1.33            $ 0.60

  There were no options granted in 1997 with exercise prices equivalent to the market value of the stock at the grant date. The weighted average fair value of options granted during 1997 was $644 for options with exercise prices exceeding the market price of the stock at the grant date. Fair values were estimated using the

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of 25%, risk-free interest rate of 6.6% and expected lives of three to five years.

14. ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                             SEPTEMBER 30, 1997
                                                             -------------------
                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
Assets:
  Cash and cash equivalents................................. $ 77,993  $ 77,993
  Mortgage-backed securities available for sale.............  201,325   201,325
  Mortgage-backed securities held to maturity...............   19,367    19,082
  Securities held to maturity...............................    7,442     7,562
  Trading account securities................................   28,163    28,163
  Loans, discounted loans, and loans held for sale, net.....  791,019   819,686
  Federal Home Loan Bank stock..............................    4,952     4,952
Liabilities:
  Deposits..................................................  407,768   407,685
  Short-term borrowings.....................................  658,042   658,042
  Notes payable.............................................  184,245   186,087
  Off-balance-sheet liabilities--Interest-rate swaps........      --        447
                               --Interest-rate futures......    1,276       600
                               --Foreign currency forwards..    2,174     1,024
                                                              DECEMBER 31, 1996
                                                             -------------------
                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
Assets:
  Cash and cash equivalents................................. $152,298  $152,298
  Mortgage-backed securities available for sale.............   31,270    31,270
  Mortgage-backed securities held to maturity...............   21,724    21,252
  Securities held to maturity...............................    7,429     7,518
  Trading account securities................................   24,541    24,541
  Loans, discounted loans, and loans held for sale, net.....  411,592   424,450
  Federal Home Loan Bank stock..............................    2,958     2,958
Liabilities:
  Deposits..................................................  501,614   504,629
  Short-term borrowings.....................................   97,624    97,624
  Notes payable.............................................   75,000    75,000
  Off-balance-sheet liabilities--Interest-rate swaps........      --       (500)

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31, 1995
                                                             -------------------
                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
Assets:
  Cash and cash equivalents................................. $ 3,382   $ 3,382
  Federal funds sold........................................   1,100     1,100
  Mortgage-backed securities held to maturity...............  13,119    12,873
  Mortgage-backed securities available-for-sale.............   9,083     9,083
  Securities held to maturity...............................   6,470     6,488
  Loans, discounted loans, and loans held for sale, net..... 290,771   295,747
  Federal Home Loan Bank stock..............................   1,421     1,421
Liabilities:
  Deposits.................................................. 303,524   307,177
  Borrowings................................................  13,000    13,000
  Notes payable.............................................  11,000    11,000

  The methods and assumptions used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value are explained below:

    Cash and Cash Equivalents--The carrying amounts approximate fair values due to the short-term nature of these instruments.

    Securities and Mortgage-Backed Securities--The fair values of securities are generally obtained from market bids for similar or identical securities, or are obtained from independent security brokers or dealers.

    Loans, Discounted Loans and Loans Held for Sale--The fair value of discounted loans, which are predominately nonperforming loans, is more difficult to estimate due to uncertainties as to the nature, timing and extent to which the loans will be either collected according to original terms, restructured, or foreclosed upon. Discounted loans fair values were estimated using the Company's best judgement for these factors in determining the estimated present value of future net cash flows discounted at a risk-adjusted market rate of return. For other loans, fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as fixed- and adjustable-rate interest terms. The fair values of fixed-rate mortgage loans are based on discounted cash flows utilizing applicable risk-adjusted spreads relative to the current pricing of similar fixed-rate loans as well as anticipated prepayment schedules. The fair values of adjustable-rate mortgage loans are based on discounted cash flows utilizing discount rates that approximate the pricing of available mortgage-backed securities having similar rate and repricing characteristics, as well as anticipated prepayment schedules. No value adjustments have been made for changes in credit within the loan portfolio. It is management's opinion that the allowance for estimated loan losses pertaining to loans results in a fair value adjustment of the credit risk of such loans.

    Federal Home Loan Bank Stock--The carrying amounts approximate fair values because the stock may be sold back to the Federal Home Loan Bank at carrying value.

    Deposits--The fair values of deposits are estimated based on the type of deposit products. Demand accounts, which include passbook and transaction accounts, are presumed to have equal book and fair values, since the interest rates paid on these accounts are based on prevailing market rates. The estimated fair values of time deposits are determined by discounting the cash flows of settlements of deposits having similar maturities and rates, utilizing a yield curve that approximated the prevailing rates offered to depositors as of the reporting date.

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    Short-Term Borrowings--The carrying amounts of short-term borrowings approximate fair value due to the short-term nature of these instruments.

    Notes Payable--The fair value of notes payable is obtained from market bids from independent securities dealers.

    Off-Balance-Sheet Liabilities--The fair values of interest-rate swaps are estimated at the net present value of the future payable, based on the current spread, discounted at a current rate. Fair values of off-balance-sheet commitments to lend are estimated based on deferred fees associated with such commitments, which are immaterial as of the reporting date.

    The fair value estimates presented herein are based on pertinent information available to management as of each reporting date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                       QUARTERS ENDED
                                              --------------------------------
                                              SEPTEMBER 30, JUNE 30, MARCH 31,
                                                  1997        1997     1997
                                              ------------- -------- ---------
Interest income..............................    $29,947    $27,892   $17,617
Interest expense.............................     24,345     20,717    13,974
Provision (recovery) for loan losses.........      2,350        445    (1,869)
                                                 -------    -------   -------
Net interest income after provision
 (recovery) for loan losses..................      3,252      6,730     5,512
Noninterest income...........................     28,631     15,585     2,501
Noninterest expense..........................     19,578     13,502     7,908
                                                 -------    -------   -------
Income before income taxes...................     12,305      8,813       105
Income tax provision.........................      5,237      3,702        42
                                                 -------    -------   -------
Net income...................................    $ 7,068    $ 5,111   $    63
                                                 =======    =======   =======

                                                 QUARTERS ENDED
                                  ---------------------------------------------
                                                              JUNE
                                  DECEMBER 31, SEPTEMBER 30,   30,    MARCH 31,
                                      1996         1996       1996      1996
                                  ------------ ------------- -------  ---------
Interest income.................    $14,285       $12,186    $12,407   $9,544
Interest expense................      9,685         7,572      7,046    4,974
Provision for loan losses.......        798         4,883      5,483    5,385
                                    -------       -------    -------   ------
Net interest income (loss) after
 provision for loan losses......      3,802          (269)      (122)    (815)
Noninterest income..............     11,796         1,140        817    4,189
Noninterest expense.............      4,772         5,298      2,525    2,851
                                    -------       -------    -------   ------
Income (loss) before income
 taxes..........................     10,826        (4,427)    (1,830)     523
Income tax provision (benefit)..      4,777        (3,373)      (805)    (474)
                                    -------       -------    -------   ------
Net income (loss)...............    $ 6,049       $(1,054)   $(1,025)  $  997
                                    =======       =======    =======   ======

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 QUARTERS ENDED
                                  ---------------------------------------------
                                  DECEMBER 31, SEPTEMBER 30, JUNE 30, MARCH 31,
                                      1995         1995        1995     1995
                                  ------------ ------------- -------- ---------
Interest income.................    $ 7,329       $6,173      $5,776   $5,103
Interest expense................      4,070        3,704       3,573    3,134
Provision for loan losses.......      1,045        1,020       1,028    1,173
                                    -------       ------      ------   ------
Net interest income after
 provision for loan losses .....      2,214        1,449       1,175      796
Noninterest income..............        353        1,591         526      467
Noninterest expense.............      2,795        2,052       1,629    1,456
                                    -------       ------      ------   ------
(Loss) income before income
 taxes..........................       (228)         988          72     (193)
Income tax (benefit) provision..        (21)          78           4      (14)
                                    -------       ------      ------   ------
Net (loss) income ..............    $  (207)      $  910      $   68   $ (179)
                                    =======       ======      ======   ======
                                                 QUARTERS ENDED
                                  ---------------------------------------------
                                  DECEMBER 31, SEPTEMBER 30, JUNE 30, MARCH 31,
                                      1994         1994        1994     1994
                                  ------------ ------------- -------- ---------
Interest income.................    $ 3,861       $2,108      $1,669   $1,931
Interest expense................      2,315        1,317         970      855
Provision for loan losses.......      2,173          --          --       --
                                    -------       ------      ------   ------
Net interest (loss) income after
 provision for loan losses......       (627)         791         699    1,076
Non-interest income.............        641          336          78      172
Non-interest expense............      1,929        1,255       1,017      743
                                    -------       ------      ------   ------
(Loss) income before income
 taxes..........................     (1,915)        (128)       (240)     505
Income tax (benefit) provision..       (566)         (38)        (71)     149
                                    -------       ------      ------   ------
Net (loss) income...............    $(1,349)      $  (90)     $ (169)  $  356
                                    =======       ======      ======   ======

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. PARENT COMPANY INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                DECEMBER 31,
                                                SEPTEMBER 30, ----------------
                                                    1997        1996    1995
                                                ------------- -------- -------
ASSETS
Cash...........................................   $ 22,002    $ 65,207 $     1
Mortgage-backed securities available for sale,
 at fair value.................................     53,836         --      --
Intercompany receivable........................    117,988      22,095     --
Due from affiliate.............................     50,802         --      --
Investment in subsidiaries.....................     64,723      48,065  18,777
Prepaid expenses and other assets..............     20,707       4,665     153
                                                  --------    -------- -------
                                                  $330,058    $140,032 $18,931
                                                  ========    ======== =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and other liabilities.........   $  4,448    $  4,010 $   317
Due to affiliates..............................        --          --      575
Short-term borrowings..........................     41,596         --      --
Notes payable..................................    184,245      75,000  11,000
                                                  --------    -------- -------
    Total liabilities..........................    230,289      79,010  11,892
Contributed and retained equity................     99,769      61,022   7,039
                                                  --------    -------- -------
                                                  $330,058    $140,032 $18,931
                                                  ========    ======== =======

CONDENSED STATEMENTS OF OPERATIONS

                                      NINE MONTHS
                                         ENDED             YEAR ENDED
                                     SEPTEMBER 30,        DECEMBER 31,
                                    ----------------  -----------------------
                                     1997     1996     1996    1995    1994
                                    -------  -------  ------  ------  -------
Interest income.................... $ 3,853  $     2  $   45  $    9  $    24
Interest expense...................  11,418       67     421     243       31
                                    -------  -------  ------  ------  -------
Net interest expense...............  (7,565)     (65)   (376)   (234)      (7)
Noninterest income.................     --       563     563   1,155      611
Noninterest expense................   1,205      125     125     363      156
                                    -------  -------  ------  ------  -------
Income (loss) before equity in
 earnings of subsidiaries and
 income tax benefit................  (8,770)     373      62     558      448
Income tax benefit.................   4,011      --      131     --       --
Equity in earnings (loss) of
 subsidiaries......................  17,001   (1,455)  4,774      34   (1,700)
                                    -------  -------  ------  ------  -------
Net income (loss).................. $12,242  $(1,082) $4,967  $  592  $(1,252)
                                    =======  =======  ======  ======  =======

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED STATEMENTS OF CASH FLOWS

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                               -------------------  --------------------------
                                 1997       1996      1996     1995     1994
                               ---------  --------  --------  -------  -------
CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net income (loss)........... $  12,242  $ (1,082) $  4,967  $   592  $(1,252)
  Adjustments to reconcile net
   income (loss) to net cash
   (used in) provided by
   operating activities:
    Amortization of purchase
     accounting adjustments...       --       (783)   (1,045)  (1,045)    (488)
    Equity in (earnings) loss
    of subsidiaries...........   (17,782)    1,455    (4,774)     (34)   1,700
    Change in:
      Prepaid expenses and
      other assets............   (16,042)     (562)   (4,512)      51      495
      Accounts payable and
       other liabilities......       438       447     4,657       90     (111)
      Due from affiliates.....   (23,954)      --        --       (71)     (29)
      Due to affiliates.......       --        132      (575)     --       --
      Intercompany
      receivables.............   (95,893)      --    (22,095)     --       --
      Other...................       --        --        --        33      --
                               ---------  --------  --------  -------  -------
        Net cash (used in)
         provided by operating
         activities...........  (140,991)     (393)  (23,377)    (384)     315
                               ---------  --------  --------  -------  -------
CASH FLOWS FROM INVESTING
ACTIVITIES--
  Purchase of Mortgage-backed
   Securities available for
   sale.......................   (57,936)      --        --       --       --
  Principal repayment of
   Mortgage-backed Securities
   available for sale.........     3,757       --        --       --       --
  Net investment in
  subsidiaries................     1,124   (17,358)  (24,514)  (9,000)  (4,746)
                               ---------  --------  --------  -------  -------
  Net cash used in investing
   activities.................   (53,055)  (17,358)  (24,514)  (9,000)  (4,746)
                               ---------  --------  --------  -------  -------
CASH FLOWS FROM FINANCING
ACTIVITIES:
  Issuance of notes payable...   109,245       --     75,000      --       --
  Proceeds from short term
  borrowings..................    44,177       --        --       --       --
  Repayments of short term
  borrowings..................    (2,581)      --        --       --       --
  Issuance of capital stock...       --     17,750    38,097      --     4,750
  Issuance of subordinated
  debt........................       --        --        --     9,000      --
  Dividends from subsidiary...       --        --        --        65      --
                               ---------  --------  --------  -------  -------
        Net cash provided by
         financing
         activities...........   150,841    17,750   113,097    9,065    4,750
                               ---------  --------  --------  -------  -------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS....   (43,205)       (1)   65,206     (319)     319
CASH:
  Beginning of year...........    65,207         1         1      320        1
                               ---------  --------  --------  -------  -------
  End of year................. $  22,002       --   $ 65,207  $     1  $   320
                               =========  ========  ========  =======  =======
NONCASH FINANCING ACTIVITIES:
  Conversion of capital stock
   to notes payable ..........       --        --        --   $ 1,000
  Exchange of note payable for
  common stock................       --   $ 11,000  $ 11,000      --
  Issuance of preferred stock
   in exchange for
   cancellation of certain
   payables due to affiliate.. $  27,500       --        --       --
  Paid in kind preferred stock
  dividend.................... $     652       --        --       --

            WILSHIRE FINANCIAL SERVICES GROUP INC. AND SUBSIDIARIES

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17. SUBSEQUENT EVENTS

  In October 1997, the Company established the Wilshire REIT, which intends to qualify and will elect to be taxed as a Real Estate Investment Trust. The Wilshire REIT has filed a registration statement with the Securities and Exchange Commission in connection with a proposed underwritten public offering of its common stock. The Company expects to retain a minority interest (currently expected to be approximately 9.9%, with options to acquire an additional 10%) in the Wilshire REIT following the Wilshire REIT's proposed initial public offering. There can be no assurance as to when or if the Wilshire REIT's proposed initial public offering will be completed.

  In December 1997, WFSG filed a registration statement with the Securities & Exchange Commission concerning the sale of 3,500,000 shares of its common stock. The proceeds from this offering are expected to be used to redeem the $27.5 million of PIK Preferred Stock, plus accrued dividends, and provide the capital (or equity) portion of the Company's investment in future acquisitions of pools of loans and other investments. Pending such uses, the Company intends to reduce short-term debt. There can be no assurance that the transactions described above will be consummated.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLIC-ITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                --------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  11
The Company..............................................................  19
The Wilshire REIT........................................................  20
Recent Developments......................................................  23
Use of Proceeds..........................................................  24
Price Range of Common Stock..............................................  25
Dividend Policy..........................................................  26
Dilution.................................................................  27
Capitalization...........................................................  28
Regulatory Capital Ratios of the Savings Banks...........................  28
Selected Historical Financial Information of the Company.................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Business.................................................................  52
Regulation...............................................................  79
Management...............................................................  89
Principal and Selling Shareholders.......................................  99
Certain Relationships and Related Transactions........................... 100
Taxation................................................................. 100
Description of Capital Stock............................................. 102
Shares Eligible for Future Sale.......................................... 104
Description of Certain Indebtedness...................................... 105
Underwriting............................................................. 108
Legal Matters............................................................ 110
Experts.................................................................. 110
Available Information.................................................... 111
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
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                                3,500,000 Shares

                           ------------------------
                                  WILSHIRE
                           ------------------------
                           FINANCIAL SERVICES GROUP

                                  Common Stock


                                  -----------

                                   PROSPECTUS

                                  -----------


                       PRUDENTIAL SECURITIES INCORPORATED

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                             BLACK & COMPANY, INC.

                                February 3, 1998

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